                                                    Registration No. 333 - 47321

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549
                                    FORM S-6
               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                        Pre-effective Amendment Number 1

                AMERICAN NATIONAL VARIABLE LIFE SEPARATE ACCOUNT
                             (Exact Name of Trust)

                      AMERICAN NATIONAL INSURANCE COMPANY
                           (Exact Name of Depositor)

                                One Moody Plaza
                            Galveston, Texas  77550
         (Complete Address of Depositor's Principal Executive Offices)

Rex D. Hemme                                       Jerry L. Adams
Vice President, Actuary                            Greer, Herz & Adams, L.L.P.
American National            With copy to:         One Moody Plaza, 18th Floor
Insurance Company                                  Galveston, Texas 77550
One Moody Plaza
Galveston, Texas  77550
(Name and Address of Agent for Service)

===============================================================================
Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

Securities being offered: Variable Universal Life Insurance Policies.
===============================================================================
It is proposed that this filing will become effective (check appropriate box):

[ ]      immediately upon filing pursuant to paragraph (b) of Rule 485

[ ]      on (date)  pursuant to paragraph (b) of Rule 485

[X]      60 days after filing pursuant to paragraph (a) of Rule 485

[ ]      on  (date) pursuant to paragraph (a)(i) of Rule 485

[ ] this post-effective amendment designates a new effective date for a previously filed post-effective amendment

                AMERICAN NATIONAL VARIABLE LIFE SEPARATE ACCOUNT

                             CROSS REFERENCE SHEET
                             ---------------------

Item Number in Form N-8B-2    Caption in Prospectus
--------------------------    ---------------------

     1                        Cover Page
     2                        Cover Page
     3                        Safekeeping of the Separate Account's Assets
     4                        Distribution of the Policies
     5                        American National Insurance Company and the
                              Separate Account
     6                        American National Insurance Company and the
                              Separate Account
     7                        Not Applicable
     8                        Not Applicable
     9                        Legal Proceedings
     10                       American National Insurance Company and the
                              Separate Account; Policy Rights; Charges and
                              Deductions; General Provisions; Voting Rights
     11                       American National Insurance Company and the
                              Separate Account; Fixed Account
     12                       American National Insurance Company and the
                              Separate Account
     13                       Summary; Charges and Deductions

     14                       Payment and Allocation of Premiums
     15                       Payment and Allocation of Premiums
     16                       Payment and Allocation of Premiums
     17                       Policy Rights
     18                       American National Insurance Company and the
                              Separate Account; Fixed Account; Policy Rights;
                              Payment and Allocation of Premiums
     19                       Safekeeping of the Separate Account's Assets
     20                       Not Applicable
     21                       Policy Rights
     22                       Not Applicable
     23                       Not Applicable
     24                       Not Applicable
     25                       American National Insurance Company and the
                              Separate Account
     26                       American National Insurance Company and the
                              Separate Account; Charges and Deductions
     27                       American National Insurance Company and the
                              Separate Account
     28                       American National Insurance Company and the
                              Separate Account; Senior Executive Officers and
                              Directors American National Insurance Company
     29                       American National Insurance Company and the
                              Separate Account
     30                       American National Insurance Company and the
                              Separate Account
     31                       Not Applicable
     32                       Not Applicable
     33                       Not Applicable
     34                       Not Applicable
     35                       American National Insurance Company and the
                              Separate Account
     36                       Not Applicable
     37                       Not Applicable
     38                       Distribution of the Policies
     39                       Distribution of the Policies
     40                       American National Insurance Company and the
                              Separate Account; Distribution of the Policies
     41                       Distribution of the Policies
     42                       Not Applicable
     43                       Not Applicable
     44                       Payment and Allocation of Premiums
     45                       Not Applicable
     46                       Payment and Allocation of Premiums
     47                       American National Insurance Company and the
                              Separate Account; Payment and Allocation of
                              Premiums

     48                       Safekeeping of the Separate Account's Assets
     49                       Not Applicable
     50                       American National Insurance Company and the
                              Separate Account
     51                       Policy Benefits; Payment and Allocation of
                              Premiums; Charges and Deductions
     52                       American National Insurance Company and the
                              Separate Account
     53                       Federal Tax Matters
     54                       Not Applicable
     55                       Appendix - Illustration of Death Benefits and
                              Accumulation Values
     56                       Not Applicable
     57                       Not Applicable
     58                       Not Applicable
     59                       Financial Statements

                                   INVESTRAC
                                   ADVANTAGE
                                   VARIABLE
                                   UNIVERSAL
                                     LIFE

                                PROSPECTUS FOR
                      VARIABLE UNIVERSAL LIFE INSURANCE II
                                   ISSUED BY
                               AMERICAN NATIONAL
                               INSURANCE COMPANY
                                ONE MOODY PLAZA
                          GALVESTON, TEXAS 77550-7999
                                 1-800-306-2959

         DISTRIBUTOR
         Securities Management and Research, Inc.
         One Moody Plaza
         Galveston, Texas 77550-7999

[LOGO    CUSTODIAN
APPEARS  American National Insurance Company
 HERE]   One Moody Plaza
         Galveston, Texas 77550-7999

         INSURER
         American National Insurance Company
         One Moody Plaza
         Galveston, Texas 77550-7999

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER, SALESMAN, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.

  This Prospectus describes a variable universal life insurance policy ("Policy") offered by American National Insurance Company ("American National"), a stock life insurance company. The Policy is designed to provide lifetime insurance protection and at the same time provide flexibility, within limits, to vary the frequency and amount of premium payments and to increase or decrease the level of Death Benefits payable under the Policy.

  The Policy guarantees a death benefit payable at the Insured's death for as long as the Policy remains in force. The policyowner ("Policyowner") may choose either Death Benefit option A (generally, until age 95 a level benefit that equals the Specified Amount of the Policy) or option B (a variable benefit that until age 95 generally equals the Specified Amount plus the Policy's Accumulation Value). Under either Death Benefit option, the Death Benefit at age 95 and thereafter equals the Accumulation Value. The Policy is available only to persons who have an age last birthday of 80 or less at the time the Policy is purchased. The minimum Specified Amount is currently $100,000 for preferred risk classification and $50,000 for all other risk classifications. Determination of insured risk classifications is made in accordance with American National's underwriting guidelines. The Policy provides for a Surrender Value that can be obtained with a partial or total surrender of the Policy, or with a Policy loan. There is no minimum guaranteed Accumulation Value.

  You have the right to examine the Policy and return it for a refund within 10 days after you receive the Policy (the "Refund Period"). (See "Refund Privilege", page 8.)

  Premium payments made under the Policy are paid to American National. The amount of any initial premium payment received with the application will be allocated to the money market portfolio of the American National Fund, as of the issue date, for the first 15 days of the Refund Period. After the expiration of such 15 day period, the initial premium, together with investment gains thereon, and all subsequent premium payments, will be allocated among the twenty subaccounts ("Subaccounts") of the American National Variable Life Separate Account ("Separate Account") available under the Policy and/or the Fixed Account as directed by the Policyowner. The Separate Account is organized as a unit investment trust. The amount of the PolicyOs Accumulation Value, the duration of the Death Benefit and, if Option B is selected, the amount of the Death Benefit above the Specified Amount, will vary with the investment experience of the selected Subaccounts, and the rate of interest being paid on the amount allocated to the Fixed Account.

  Certain fees and charges are deducted from the Policy's Accumulation Value. A Daily Asset Charge of 1.25% of the Accumulation Value of each Subaccount on an annual basis will be deducted. A monthly policy charge will also be deducted. Such monthly policy charge, which will vary by Age at Issue and risk class will range from a maximum of $7.50 plus $.01892 per $1,000 of Specified Amount to a maximum of $7.50 plus $.31034 per $1,000 of Specified Amount. In addition, the monthly cost of insurance and any optional insurance benefits will also be deducted.

  Generally, the Policy will continue in force so long as the Accumulation Value is sufficient to pay certain monthly charges imposed in connection with the Policy. However, American National agrees to keep the Policy in force for the period stipulated under the Guaranteed Coverage Benefit so long as the Guaranteed Coverage Premium is paid and other policy provisions are met even though, in certain instances, the minimum payment allowed by the contract will not generate positive Surrender Value, after payment of Monthly Deductions, at one or more points during such period.

  The assets of each Subaccount of the Separate Account are invested in shares of a corresponding portfolio of the American National Investments Accounts, Inc. (the "American National Fund"), the Variable Insurance Products Fund ("VIP"), the Variable Insurance Products Fund II ("VIP II") and the Variable Insurance Products Fund III ("VIP III") (collectively the "Fidelity Funds"), and the T. Rowe Price International Series, Inc., and the T. Rowe Price Equity Series, Inc. (the "T. Rowe Price Funds"). The portfolios of the American National Fund, the Fidelity Funds and the T. Rowe Price Funds that are available for investment will sometimes be referred to, individually, as an "Eligible Portfolio" and collectively, as the "Eligible Portfolios". The American National Fund, the Fidelity Funds and the T. Rowe Price Funds are open-end, diversified, series mutual funds. The American National Fund currently has four portfolios, all of which are Eligible Portfolios: The AN Money Market Portfolio, the AN Growth Portfolio, the AN Balanced Portfolio and the AN Managed Portfolio. The Fidelity Funds currently have thirteen portfolios which are Eligible Portfolios: the VIP II Investment Grade Bond, The VIP II Asset Manager, the VIP II Index 500, The VIP Money Market, the VIP Equity-Income, the VIP High Income, the VIP Growth, the VIP Overseas, the VIP II Contrafund, the VIP II Asset Manager: Growth, the VIP III Growth Opportunities, the VIP III Balanced and the VIP III Growth and Income. The T. Rowe Price Funds currently have three portfolios which are Eligible Portfolios: Equity Income, the International Stock and the Mid-Cap Growth. The accompanying prospectuses for the American National Fund, the Fidelity Funds and the T. Rowe Price Funds describe the investment objectives and policies and the risks of each of the Eligible Portfolios. Fees and charges are also deducted from the assets of the Eligible Portfolios.

  Replacing existing insurance with a Policy or purchasing a Policy as a means of obtaining additional insurance protection if the purchaser already owns another variable universal life insurance policy may not be advantageous.

  The Policy is not a deposit or obligation of, nor guaranteed or endorsed by any bank, credit union, broker-dealer or any other financial institution. The Policy is not federally insured by the Federal Reserve Board, or any other agency; and involves investment risks, including the loss or principal.

This Prospectus is valid only when accompanied by Current Prospectuses or Prospectus Profiles for the American National Investment Accounts, Inc., Variable Insurance Products Fund and Variable Insurance Products Fund II.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, OR BY ANY STATE SECURITIES REGULATORY AUTHORITY, NOR HAS THE COMMISSION, OR ANY STATE SECURITIES REGULATORY AUTHORITY, PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   PLEASE READ THIS PROSPECTUS CAREFULLY AND RETAIN IT FOR FUTURE REFERENCE.

                THE DATE OF THIS PROSPECTUS IS AUGUST __ , 1998.

TABLE OF CONTENTS
                                                      PAGE
Definitions.........................................    3
Summary.............................................    5
The Policy..........................................    5
Policy Benefits and Rights..........................    5
Flexibility to Adjust Death Benefits................    6
Premiums............................................    6
Policy Lapse........................................    6
Charges.............................................    6
Eligible Portfolio Annual Expenses..................    7
Fees and Expenses Incurred by Eligible Portfolios...    8
Tax Treatment of the Policy.........................    8
Unisex Policies.....................................    8
Refund Privilege....................................    8
American National Insurance Company
and the Separate Account............................    8
American National Insurance Company.................    8
The Separate Account................................    9
The Funds...........................................    9
Addition, Deletion or Substitution of Investments...   11
Resolving Material Conflicts........................   11
Fixed Account.......................................   12
Policy Benefits.....................................   12
Purposes of the Policy..............................   12
Death Benefit Proceeds..............................   12
Death Benefit Options...............................   12
Change in Specified Amount..........................   14
Methods of Affecting Insurance Protection...........   15
Duration of the Policy..............................   15
Accumulation Value..................................   15
Payment of Policy Benefits..........................   16
General Provisions for Settlement Options...........   17
Policy Rights.......................................   18
Loan Benefits.......................................   18
Surrenders..........................................   18
Transfers...........................................   19
Refund Privilege....................................   19
Dollar Cost Averaging...............................   19

                                                      PAGE
Policy Lapse, Grace Period and Reinstatement........   21
Charges and Deductions..............................   22
Premium Charges.....................................   22
Charges from Accumulation Value.....................   22
Surrender Charge....................................   23
Transfer Charge.....................................   23
Partial Surrender Charge............................   23
Daily Charges Against the Separate Account..........   23
Fees and Expenses Incurred by Eligible Portfolios...   23
Taxes...............................................   24
Exceptions to Charges...............................   24
General Provisions..................................   24
The Contract........................................   24
Control of Policy...................................   24
Beneficiary.........................................   24
Change of Beneficiary...............................   24
Change in Policyowner or Assignment.................   24
Payment of Proceeds.................................   25
Incontestability....................................   25
Misstatement of Age or Sex..........................   25
Suicide.............................................   25
Postponement of Payments............................   25
Additional Insurance Benefits (Riders)..............   25
Dividends...........................................   25
Distribution of the Policies........................   25
Federal Income Tax Considerations...................   26
Tax Status of the Policy............................   26
Tax Treatment of Policy Benefits....................   26
Possible Charges for American National Taxes........   28
Possible Legislative Changes........................   28
Safekeeping of the Separate Account's Assets........   28
Voting Rights.......................................   28
State Regulations of American National..............   29
Preparing for Year 2000.............................   29
Senior Executive Officers and Directors
American National Insurance Company.................   30
Legal Matters.......................................   33
Legal Proceedings...................................   33
Experts.............................................   33
Additional Information..............................   33
Financial Statements................................   33
Appendix-Illustrations of Death Benefits,
Accumulation Values and Surrender Values............   51

DEFINITIONS

  Accumulation Value - The total amount that a Policy provides for investment at any time. The determination of Accumulation Value is described on page 15.

  Age at Issue - The age at the Insured's last birthday preceding the Policy
Date.

  American National Fund - The American National Investment Accounts, Inc., a series mutual fund.

  Attained Age - The Age at Issue of the Insured plus the number of complete Policy Years that the Policy has been in force.

  Beneficiary - The Beneficiary is designated by the Policyowner in the application. If changed, the Beneficiary is as shown in the latest change filed and recorded with American National. If no Beneficiary survives the Insured, the InsuredOs estate will be the Beneficiary. The interest of any Beneficiary is subject to that of any assignee.

  Daily Asset Charge - A charge equal to an annual rate of 1.25% of the average daily Accumulation Value of each Subaccount of the Separate Account.

  Date of Issue - The Date of Issue set forth in the Policy and any riders thereto that is used to determine Policy anniversary dates, Policy Years and Monthly Deduction Date.

  Declared Rates - American National guarantees that it will credit interest in the Fixed Account at an effective annual rate of at least 3.0%. American National may, at its discretion, declare higher interest rates for amounts allocated or transferred to the Fixed Account.

  Death Benefit - The amount of insurance coverage provided under the selected Death Benefit option of the Policy.

  Death Benefit Proceeds - The proceeds payable to the Beneficiary upon receipt by American National of Satisfactory Proof of Death of the Insured while the Policy is in force equal to: (1) the Death Benefit; plus (2) any additional life insurance proceeds provided by any riders; minus (3) any Policy Debt; minus (4) any unpaid Monthly Deduction that may apply during a grace period.

  Effective Date - The Policy takes effect on the Date of Issue shown on the Policy Data Page upon:

  (1) payment of the first premium, as shown on the Policy Data Page; and

  (2) Policy delivery during the Insured's lifetime and good health.

  Any increase in Specified Amount, addition of a benefit rider, or reinstatement of coverage will take effect on the Monthly Deduction Date which coincides with or next follows the date American National approves an application for such change or for reinstatement of the Policy.

  Eligible Portfolio - A Portfolio of American National Investment Accounts, Inc., Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, T. Rowe Price International Series, Inc., and T. Rowe Price Equity Series, Inc., which corresponds to and in which a Subaccount can be invested.

  Fidelity Funds - The Variable Insurance Products Fund, the Variable Insurance Products Fund II, and Variable Insurance Products Fund III, series mutual funds.

  Fixed Account - An account that is a part of American National's General Account to which all or a portion of premiums and transfers may be allocated for accumulation at fixed rates of interest.

  General Account - The General Account of American National which includes all of American National's assets except those assets segregated into its separate accounts.

  Guaranteed Coverage Benefit - American National's agreement to keep the Policy in force if the Guaranteed Coverage Premium is paid and other Policy provisions are met. The Guaranteed Coverage Benefit period ranges from three to seven years based on the Age at Issue.

         Age at Issue  Policy Years

          0 - 20       First 7 Years
         21 - 30       First 6 Years
         31 - 40       First 5 Years
         41 - 50       First 4 Years
           50 +        First 3 Years

  Guaranteed Coverage Premium - A specified premium which, if paid in advance as required, will cause American National to keep the Policy in force so long as other Policy provisions are met, even if the Surrender Value is zero or less.

  Insured - The person upon whose life the Policy is issued.

  Monthly Deduction - The sum of the cost of insurance charge, applicable charge for any riders and the monthly policy charge specified on the Policy Data Page.

  Monthly Deduction Date - The same date in each succeeding month as the Date of Issue except that whenever the Monthly Deduction falls on a date other than a Valuation Date, the Monthly Deduction Date will be deemed the next Valuation Date. The Date of Issue is the first Monthly Deduction Date.

  Planned Periodic Premiums - A scheduled premium of a level amount at a fixed interval selected by the Policyowner. The Policyowner is not required to follow this schedule and following this schedule does not necessarily ensure that the Policy will remain in force unless the requirements of the Guaranteed Coverage Benefit are met.

  Policy - The variable universal life insurance policy offered by American National and described in the Prospectus.

  Policy Data Page - The pages of the Policy so titled.

  Policy Date - The date that all financial, contractual and administrative requirements have been met and processed for the Policy and any supplements thereto. This date is the Effective Date for all coverage applied for in the original application and any supplemental applications.

  Policy Debt - The sum of all unpaid Policy loans and accrued interest thereon.

  Policyowner - The owner of the Policy, as designated in the application or as subsequently changed. If a Policy has been absolutely assigned, the assignee is the Policyowner. A collateral assignee is not the Policyowner.

  Policy Year - The period from one Policy anniversary date until the next Policy anniversary date.

 Satisfactory Proof of Death - Means all of the following must be submitted:

  (1) A certified copy of the death certificate;

  (2)  A claimant statement;

  (3)  The Policy; and

  (4) Any other information that American National may reasonably require to establish the validity of the claim.

  Separate Account - American National Variable Life Separate Account, a separate account created by American National to receive and invest premiums allocated by the Policyowner to the Separate Account and premiums allocated by policyowners of other variable life insurance policies American National issues.

  Specified Amount - The minimum Death Benefit under the Policy until the Insured reaches Attained Age of 95. The Specified Amount is an amount selected by the Policyowner(s) in accordance with Policy requirements.

  Subaccount - A subdivision of the Separate Account. Each Subaccount invests exclusively in the shares of a corresponding Eligible Portfolio.

 Surrender Value - The Policy Accumulation Value less any Policy Debt and surrender charges.

  T. Rowe Price Funds - The T. Rowe Price International Series, Inc. and the T. Rowe Price Equity Series, Inc., series mutual funds.

  Valuation Date - A Valuation Date is each day on which the New York Stock Exchange ("NYSE") and American National are open for trading. American National will be closed on each national holiday on which the NYSE is closed, and will be closed on Friday, November 27, 1998 and on Thursday, December 24, 1998. The Policyowner will not have access to the Accumulation Value on days when the NYSE is open for business but American National is closed for business.

  Valuation Period - The period commencing at the close of regular trading on the NYSE on one Valuation Date and ending at the close of regular trading on the NYSE on the next succeeding Valuation Date.

SUMMARY

  THE FOLLOWING SUMMARY OF THE INFORMATION IN THIS PROSPECTUS SHOULD BE READ IN CONJUNCTION WITH THE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE DESCRIPTION OF THE POLICY CONTAINED IN THIS PROSPECTUS ASSUMES THAT THE POLICY IS IN EFFECT AND THAT THERE IS NO POLICY DEBT.

THE POLICY

  The Policy is a variable universal life insurance policy that allows the Policyowner, subject to certain limitations, to make premium payments in any amount and at any frequency. So long as the Policy remains in force, it will provide for life insurance coverage on the named Insured and a variety of optional benefits and riders that may be added to the Policy for an additional charge.

  The Policy is a flexible premium policy because, unlike traditional insurance policies, there is no fixed schedule for premium payments. The Policyowner may establish a schedule of Planned Periodic Premiums. The Policyowner is not required to pay such Planned Periodic Premiums. As explained further below, the Policyowner's payment or nonpayment of such Planned Periodic Premiums will not necessarily keep the Policy in effect or cause the Policy to lapse.

  American National agrees to provide a Guaranteed Coverage Benefit so long as the Guaranteed Coverage Premium is paid and other Policy provisions are met even though, in certain instances, such payment may not, after deduction of the Monthly Deduction, generate positive Surrender Value at one or more points during such period. After the Guaranteed Coverage Benefit period, the Policy will lapse at any time the Surrender Value is insufficient to pay the Monthly Deductions and a grace period expires without sufficient additional payment. Such lapse could occur even if Planned Periodic Premiums are being paid.

  The Policy is a variable policy because, unlike the fixed benefits of a conventional life insurance policy, the Death Benefit under the Policy may, and the Accumulation Value will, if so invested, reflect the investment performance of the selected Subaccounts of the Separate Account supporting the Policy, as well as other factors. (See Policy Benefits-Death Benefit Proceeds, page 12 and Policy Benefits-Accumulation Value, page 15.) Accordingly, the Policyowner benefits from any appreciation in value and bears the investment risk of any depreciation in value of the underlying assets. The amount and/or duration of the life insurance coverage provided by the Policy is not guaranteed except under its Guaranteed Coverage Benefit provision. Further, the Accumulation Values of the Policy are not guaranteed except in the Fixed Account, and may increase or decrease depending upon the investment experience of the Subaccounts supporting the Policy.

  Premiums are allocated by the Policyowner to one or more of these Subaccounts and to the Fixed Account. The Fixed Account will earn interest as established by American National. (See Fixed Account, page 12.) The assets of the various Subaccounts are invested in an Eligible Portfolio.

  Each Eligible Portfolio pursues different investment objectives. There is no assurance that these investment objectives will be met. The Policyowner bears the entire investment risk of amounts allocated to the Subaccounts of the Separate Account. (See American National Insurance Company and the Separate Account, page 8.)

POLICY BENEFITS AND RIGHTS

  Death Benefit Proceeds and Death Benefit Options. So long as the Policy remains in force, American National will pay the Death Benefit Proceeds upon receipt of Satisfactory Proof of Death of the Insured. The Death Benefit Proceeds may be paid in a lump sum or in accordance with an optional payment plan.

  The Policy provides for two Death Benefit options. Until age 95, under either option, the Death Benefit will not be less than the current Specified Amount of the Policy. The Death Benefit may, however, exceed the Specified Amount, depending upon the investment experience of the Policy. Until age 95, Death Benefit Option A provides for a Death Benefit equal to the current Specified Amount of the Policy, or if greater, the Accumulation Value at the end of the Valuation Period that includes the date of the Insured's death multiplied by the applicable corridor percentage set forth in the Policy. Until age 95, Death Benefit Option B provides for a Death Benefit equal to the current Specified Amount plus the Policy's Accumulation Value at the end of the Valuation Period that includes the date of the Insured's death, or if greater, the Accumulation Value at the end of the Valuation Period that includes the date of the Insured's death multiplied by the applicable corridor percentage set forth in the Policy. Under either Death Benefit option, the Death Benefit at age 95 and thereafter equals the Accumulation Value. (See Policy Benefits-Death Benefit Options, page 12.)

  Optional Insurance Benefits. At issue, certain additional optional benefits may be obtained. These benefits will be described in what is known as a "rider" to the Policy. The cost of any riders will be deducted as part of the Monthly Deductions.

  An example of such optional benefit is a rider which pays an additional amount if the Insured dies in an accident.

  More detailed information concerning such riders may be obtained from the agent selling the Policy.

  Accumulation Value. The value attributable to the Policy in the Separate Account or the Fixed Account will reflect the investment performance of the chosen Subaccounts of the Separate Account or the rate of interest paid on the Fixed Account, the premiums paid, any partial surrenders, and the charges assessed in connection with the Policy. The entire investment risk of the Separate Account is borne by the Policyowner. American National does not guarantee a minimum Accumulation Value. (See Policy Benefits-Accumulation Value, page 15.)

  Surrenders. The Policyowner may at any time effect a full surrender of the Policy and receive its Surrender Value. Subject to certain limitations, the Policyowner may also partially surrender the Policy at any time and obtain a portion of the Surrender Value. Partial surrenders will reduce both the Accumulation Value and the Death Benefit payable under the Policy. A charge will be deducted from the amount paid upon partial surrender. (See Charges and Deduction-Partial Surrender Charge, page 23. See Policy Rights-Surrenders, page 18.) Surrenders may have tax consequences. (See Federal Income Tax Considerations, page 26.)

  Policy Loans. So long as the Policy remains in effect, a Policyowner may borrow money from American National using the Policy as the only security for the loan subject to certain limitations.

  Interest on Policy loans accrues on a daily basis at an annual rate of 5%, 3% on preferred loans. Interest is due and payable on each Policy anniversary date, and any interest not paid when due becomes part of the Policy loan and will bear interest at the same rate. When the loan is made or when interest is not paid when due, an amount sufficient to secure the Policy Debt will be transferred out of the Separate Account and/or the Fixed Account and into American National's General Account as security for the loan. Amounts held in the General Account as security for loans will earn interest at the annual rate of 3%, credited on the Policy anniversary. Any loan transaction will permanently affect the values of the Policy. If the Policy Debt exceeds the Policy's Accumulation Value less any surrender charge, the excess must be repaid within the time period specified in the Policy or the Policy will terminate without value. (See Policy Rights-Loan Benefits, page 18.) Policy loans may have tax consequences. (See Federal Income Tax Considerations, page 26.)

FLEXIBILITY TO ADJUST DEATH BENEFITS

  The Policyowner has flexibility to adjust the Death Benefit by changing the Death Benefit option and by increasing or decreasing the Specified Amount of the Policy. A change in the Specified Amount and a change in the Death Benefit option are subject to certain limitations. Increases in the Specified Amount will require satisfactory evidence of insurability. No decreases in Specified Amount may be made during the first three (3) Policy Years. (See Policy Benefits-Death Benefit Options, page 12 and Change in Specified Amount, page 14.)

PREMIUMS

  Amounts. The initial premium for the Policy shown on the Policy Data Page is due on the Date of Issue and must be paid in order to put the Policy in force. Subject to certain limitations, premiums may be paid in any amount and at any frequency. (See Payment and Allocation of Premiums, page 20.)

  Allocation of Premiums. Premium payments received by American National prior to the Date of Issue are held in its General Account without interest until the Date of Issue.

  Premium payments received on or before the Date of Issue and premiums received during the 15-day period after the Date of Issue are allocated to the Subaccount for the AN Money Market Portfolio. Thereafter, the Accumulation Value allocated to the AN Money Market Account and subsequent premiums paid are allocated as directed by the Policyowner. The Policyowner may change the allocation instructions for premiums and may also make a special designation for unscheduled premiums. Subject to certain charges and restrictions, a Policyowner may transfer amounts among the Subaccounts. (See Payment and Allocation of Premiums-Allocation of Premiums and Accumulation Value, page 21.)

POLICY LAPSE

  A Policy will lapse when the Surrender Value is insufficient to pay the Monthly Deduction or Policy Debt exceeds the Accumulation Value less any surrender charge, and a grace period expires without sufficient payment. A period of 61 days from the date written notice of lapse is mailed to the Policyowner's last known address will be allowed for the Policyowner to make sufficient payment to keep the Policy in force (grace period).

  Therefore, this Policy differs in two important respects from a conventional life insurance policy. First, the failure to pay a Planned Periodic Premium will not in itself cause the Policy to lapse. Second, a Policy can lapse even if Planned Periodic Premiums have been paid unless the Guaranteed Coverage Benefit requirements have been met. (See Payment and Allocation of Premiums, page 20.)

CHARGES

  Premium Charges. No sales, premium tax and transaction charges will be deducted from each premium before allocating any amount to a Subaccount or the Fixed Account.

  Charges from Accumulation Value. The Accumulation Value of the Policy will be reduced by certain Monthly Deductions and Daily Asset Charges as follows:

a. On each Monthly Deduction Date, the Accumulation Value will be reduced by the Monthly Deduction, which is equal to:

  1. A monthly cost of insurance charge for the current policy month, plus

  2. A charge for the cost of any riders, (See General Provisions-Additional Insurance Benefits (Riders), page 25), plus

  3. A monthly policy charge.

b. On each Valuation Date, the Accumulation Value will be reduced by a Daily Asset Charge not to exceed 1.25% annually of the average daily Accumulation Value of each Subaccount, but not the Fixed Account. (See Charges and Deductions, page 22.)

  Surrender Charge. If a Policy is surrendered, American National will assess a surrender charge. Surrender charges are calculated separately for the original Specified Amount and for each increase in Specified Amount.

  The surrender charge for the initial Specified Amount is applicable until the 14th anniversary of the Policy and for each increase in Specified Amount, including an increase due to a change in Death Benefit option, for 14 years after the effective date of such increase. Thereafter, there is no surrender charge.

  The surrender charge is assessed based on a rate per $1,000 of initial or increase in Specified Amount. This rate is the same for the first five years since issue or increase, as applicable, grading to zero after fourteen years.

  If a partial surrender results in a decrease in Specified Amount, a partial surrender charge is made against the amount of Accumulation Value which is surrendered. (See Charges and Deductions-Partial Surrender Charge, page 23.) A surrender charge will be assessed upon decreases in the Specified Amount of the Policy or upon Death Benefit option changes that result in decreases in Specified Amount.

                       ELIGIBLE PORTFOLIO ANNUAL EXPENSES
                     AS A PERCENTAGE OF AVERAGE NET ASSETS

                                                     MANAGEMENT      OTHER
                                                        FEES       EXPENSES    TOTAL
AN Money Market Portfolio /1,5/                            0.14%       0.73%    0.87%
AN Growth Portfolio /2,5/                                  0.28%       0.59%    0.87%
AN Balanced Portfolio /3,5/                                0.10%       0.80%    0.90%
AN Managed Portfolio /4,5/                                 0.33%       0.60%    0.93%
VIP High Income /7/                                        0.59%       0.12%    0.71%
VIP II Investment Grade Bond Portfolio                     0.44%       0.14%    0.58%
VIP II Asset Manager Portfolio /7/                         0.55%       0.10%    0.65%
VIP II Index 500 Portfolio /6/                             0.24%       0.04%    0.28%
VIP Money Market Portfolio                                 0.21%       0.10%    0.31%
VIP Equity-Income Portfolio  /7/                           0.50%       0.08%    0.58%
VIP Growth Portfolio  /7/                                  0.60%       0.09%    0.69%
VIP Overseas Portfolio  /7/                                0.75%       0.17%    0.92%
VIP II Contrafund Portfolio /7/                            0.60%       0.11%    0.71%
VIP II Asset Manager: Growth Portfolio /7/                 0.60%       0.17%    0.77%
VIP III Balanced Portfolio  /7/                            0.45%       0.16%    0.61%
VIP III Growth and Income Portfolio  /7/                   0.49%       0.21%    0.70%
VIP III Growth Opportunities Portfolio /7/                 0.60%       0.14%    0.74%
T. Rowe Price Equity Income Portfolio /8/                  0.85%       0.00%    0.85%
T. Rowe Price Mid-Cap Growth Portfolio /8/                 0.85%       0.00%    0.85%
T. Rowe Price International Stock Portfolio /8/            1.05%       0.00%    1.05%

Note: The Eligible Portfolio Annual Expenses are expenses for the most recent fiscal year. The above table is intended to assist you in understanding the fund expenses that you will bear, directly or indirectly; however such table is based upon historical information and it is not a guarantee or prediction of future performance. Actual Eligible Portfolio Expenses for future years may be more or less than those shown in this table. For a more complete description of these expenses, see the Prospectuses for the Eligible Portfolios that accompany this Prospectus.

/1/ Without reimbursement, management fees would have been 0.50% and the total portfolio annual expense would have been 1.23%.

/2/ Without reimbursement, management fees would have been 0.50% and the total portfolio annual expense would have been 1.09%.

/3/ Without reimbursement, management fees would have been 0.50% and the total portfolio annual expense would have been 1.30%.

/4/ Without reimbursement, management fees would have been 0.50% and the total portfolio annual expense would have been 1.10%.

/5/  Under its Administrative Service Agreement with the American National Fund,
 Securities Management and Research, Inc. ("SM&R"), the American National Fund's investment advisor and manager, has agreed to pay (or to reimburse each portfolio for) each portfolio's expenses (including the advisory fee and administrative services fee paid to SM&R, but exclusive of interest, commissions and other expenses incidental to portfolio transactions) in excess of 1.50% per year of such portfolio's average daily net assets. In addition, SM&R has entered into a separate undertaking with the American National Fund effective May 1, 1994 until April 30, 1999, pursuant to which SM&R has agreed to reimburse the AN Money Market Portfolio and the AN Growth Portfolio for expense in excess of 0.87%; the AN Balanced Portfolio for expenses in excess of 0.90% and the AN Managed Portfolio for expenses in excess of 0.93%, of each of such portfolio's average daily net assets during such period. SM&R is under no obligation to renew this undertaking for any portfolio at the end of such period.

/6/ The portfolio's expenses were voluntarily reduced by the portfolio's investment advisor. Absent reimbursement, management fee, other expenses and total expenses would have been 0.27%, 0.13% and 0.40%, respectively.

/7/ A portion of the brokerage commissions that certain funds pay was used to reduce funds expenses. In addition, certain funds have entered into arrangements with their custodian and transfer agent where by interest earned on uninvested cash balances was used to reduce custodian and transfer agent expenses. Including these reductions, the total operating expenses presented in the table would have been 0.75% for the VIP II Asset Manager Portfolio, 0.81% for the VIP II Contrafund Portfolio, 0.87% for the VIP II Asset Manager: Growth Portfolio, 0.79% for the VIP Growth Portfolio, 0.68% for the VIP Equity-Income Portfolio, 1.02% for the VIP Overseas Portfolio, 0.81% for the VIP High Income Portfolio, 0.71% for the VIP III Balanced Portfolio, 0.80% for the VIP III Growth and Income Portfolio, and 0.84% for the VIP III Growth Opportunities Portfolio.

/8/ T. Rowe Price Equity Income and Mid-Cap Growth Portfolios pay T. Rowe Price an annual all-inclusive fee of 0.85% based on its average daily net assets. The
 T. Rowe Price International Stock Portfolio pays Rowe-Price-Fleming International, Inc. an annual all-inclusive fee of 1.05% based on its average daily net assets. These fees pay for investment management services and other operating costs of the Portfolios.

  Because the surrender charge may be significant upon decrease or early surrender, prospective Policyowners should purchase a Policy only if they do not intend to decrease or surrender the Policy for a substantial period. (See Charges and Deductions-Surrender Charge, page 23.)

  Transfer Charge. The first twelve transfers per Policy Year will be permitted free of charge. Thereafter, a transfer charge of $10 will be assessed for each transfer of Accumulation Value among Subaccounts or to the Fixed Account to compensate American National for administrative costs in handling the transfer. The transfer charge will be deducted from the amount transferred. (See Charges and Deductions-Transfer Charge, page 23.)

FEES AND EXPENSES INCURRED BY ELIGIBLE PORTFOLIOS

  In addition, because the Separate Account purchases shares of Eligible Portfolios, the value of the units in each Subaccount will reflect the net asset value of shares of its corresponding Eligible Portfolio held therein, and therefore, the investment advisory fees and other expenses incurred by the American National Fund, the Fidelity Funds and the T. Rowe Price Funds, as the case may be. A table of Eligible Portfolio Annual Expenses is found on the previous page. (See American National Insurance Company and the Separate Account-The Funds, page 9.)

TAX TREATMENT OF THE POLICY

  American National believes (based upon Notice 88-128 and the proposed Regulations under Section 7702, issued on July 5, 1991) that a Policy issued on a standard premium class basis generally should meet the Section 7702 definition of a life insurance contract. With respect to a Policy issued on an extra rating (i.e., substandard) basis, there is insufficient guidance to determine if such a Policy would satisfy the Section 7702 definition of a life insurance contract, particularly if the Policyowner pays the full amount of premiums permitted under such a Policy. Assuming that a Policy qualifies as a life insurance contract for Federal income tax purposes, a Policyowner should not be deemed to be in constructive receipt of the Accumulation Value under a Policy until there is a distribution from the Policy. Moreover, Death Benefits payable under a Policy should be completely excludable from the gross income of the Beneficiary. As a result, the Beneficiary generally should not be taxed on these proceeds. (See Tax Status of the Policy, Page 26.)

  Under certain circumstances, a Policy may be treated as a "Modified Endowment Contract." If the Policy is a Modified Endowment Contract, then all pre-death distributions, including Policy loans, will be treated first as a distribution of taxable income and then as a return of basis or investment in the contract. In addition, prior to age 59 1/2 any such distributions generally will be subject to a 10% penalty tax. (For further discussion on the circumstances under which a Policy will be treated as a Modified Endowment Contract, See Tax Treatment of Policy Benefits, Page 26.)

  If the Policy is not a Modified Endowment Contract, distributions generally will be treated first as a return of basis or investment in the contract and then as disbursing taxable income. Moreover, loans will not be treated as distributions. Finally, neither distributions nor loans from a Policy that is not a Modified Endowment Contract are subject to the 10% penalty tax. (See Distributions from Policies Not Classified as Modified Endowment Contracts, Page 27.)

UNISEX POLICIES

  Policies issued in states that require "unisex" policies (currently Montana) provide for Policy values that do not vary by the sex of the Insured. In addition, Policies issued in conjunction with employee benefit plans provide for Policy values that do not vary by the sex of the Insured. (See Cost of Insurance, Page 22.) Thus, references in this Prospectus to sex-distinct and any values that vary by the sex of the Insured are not applicable to Policies issued in states that require "unisex" policies or to Policies issued in conjunction with employee benefit plans. Illustrations of the effect of these unisex rates on premiums, Accumulation Values and Death Benefits are available from American National on request.

REFUND PRIVILEGE

  The Policyowner is granted a period of time (a "free look period") to examine a Policy and return it for a refund. The Policyowner may cancel the Policy within 10 days after receiving the Policy. The amount of the refund will be the amount of the premiums paid adjusted by investment gains during the 15-day period such premiums have been allocated to the AN Money Market Portfolio and by investment gains and losses thereafter. (See Policy Rights-Refund Privilege, page 19.)


AMERICAN NATIONAL INSURANCE COMPANY AND
THE SEPARATE ACCOUNT


AMERICAN NATIONAL INSURANCE COMPANY

  American National is a stock life insurance company chartered in 1905 in the State of Texas. It is licensed to do life insurance business in 49 states, the District of Columbia, Puerto Rico, Guam and American Samoa. American National's home office is located at the American National Insurance Building, One Moody Plaza, Galveston, Texas 77550. The Moody Foundation (the "Foundation"), a charitable foundation established for charitable and educational purposes, owns approximately 23.7% of American National's common stock and the Libbie S. Moody Trust, a private trust, owns approximately 37.6% of such shares. Robert L. Moody ("RLM"), Chairman of the Board, President and Chief Executive Officer of American National, RLM's son, Ross R. Moody, and Frances Moody Newman, RLM's mother, are trustees of the Foundation.

  The Moody National Bank of Galveston (the "Bank") is trustee of the Libbie S. Moody Trust. RLM is President and Chief Executive Officer of the Bank and a Director and President of Moody Bank Holding Company, Inc. ("MBHC"), the Bank's controlling stockholder. RLM is also a Director and President of Moody Bancshares, Inc. ("Bancshares"), MBHC's sole shareholder. The Three R Trusts, trusts established by RLM for the benefit of his children, own 100% of Bancshare's Class B stock (which elects a majority of Bancshares' directors) and 49.6% of its Class A Stock. The trustee of the Three R Trusts is Irwin M. Herz, Jr., a partner in Greer, Herz & Adams, L.L.P., 18th Floor, One Moody Plaza, Galveston, Texas, General Counsel to American National, the Bank, Bancshares, MBHC, the American National Fund and SM&R.

  American National's total assets on December 31, 1997 were $6,911,337,624 on a statutory basis.

  American National writes life, health and accident insurance and annuities. American National's financial statements appear on pages 34 through 50.

THE SEPARATE ACCOUNT

  The Separate Account was established by American National on July 30, 1987 pursuant to the insurance laws of the State of Texas. American National is the depositor of the Separate Account. Under Texas law, the assets of the Separate Account are held exclusively for the benefit of Policyowners of and persons entitled to payments under variable life policies issued by American National. At present the Separate Account is used only to support variable universal life insurance policies. American National is the legal holder of the assets in the Separate Account and will at all times maintain assets in the Separate Account with a total market value at least equal to the reserve and other contract liabilities for the Separate Account. The assets of the Separate Account attributable to the Policies are not chargeable with liabilities arising out of any other business which American National may conduct. Income, as well as both realized and unrealized gains or losses from the assets of the Separate Account, is credited to or charged against the Separate Account without regard to income, gains or losses arising out of any other business that American National may conduct. Nevertheless, these assets shall be available to cover the liabilities of American National's General Account, but only to the extent that the Separate Account's assets exceed its liabilities arising under the policies supported by it. In addition to these assets, the Separate Account assets may include accumulations of the charges American National makes against policies participating in the Separate Account. From time to time, any such assets due American National may be transferred in cash to American National's General Account.

  The Separate Account is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust, which is a type of investment company. Such registration does not involve any SEC supervision of the management or investment policies or practices of the Separate Account. For state law purposes, the Separate Account is treated as a division of American National. There are currently twenty Subaccounts within the Separate Account available to Policyowners and each invests only in a corresponding portfolio of the American National Fund, Fidelity Funds or T. Rowe Price Funds.

THE FUNDS

  Each Subaccount of the Separate Account will only invest in the shares of a corresponding Eligible Portfolio. The American National Fund, the Fidelity Funds and the T. Rowe Price Funds are registered with the SEC under the 1940 Act as open-end diversified, series management investment companies.

  The Separate Account will purchase and redeem shares of the Eligible Portfolios at net asset value. Shares will be redeemed to the extent necessary for American National to collect charges under the Policy, to pay the Surrender Value upon full or partial surrenders of the Policy, to make Policy loans, to provide benefits under the Policy, or to transfer assets from one Subaccount to another, or to the Fixed Account, as requested by Policyowners. Any dividend or capital gain distribution received from an Eligible Portfolio will be reinvested immediately at net asset value in shares of that Eligible Portfolio and retained as assets of the corresponding Subaccount.

  The investment objectives and policies of each Eligible Portfolio are summarized below. There is no assurance that any of the Eligible Portfolios will achieve their stated objectives. Each such Eligible Portfolio's total operating expenses will include fees for management, shareholder services and other expenses, such as custodial, legal, and other miscellaneous fees. More detailed information, including a description of investment objectives, restrictions, expenses and risks, is in the prospectuses for the American National Fund, Fidelity Funds and T. Rowe Price Funds which must accompany or precede this Prospectus and which should be read carefully together with this Prospectus and retained.

  Each Policyowner should periodically consider the allocation among the Subaccounts and the Fixed Account in light of current market conditions and the investment risks attendant to investing in the various Eligible Portfolios.

  The American National Fund's current Eligible Portfolios and respective investment objectives are as follows:

  The AN Money Market Portfolio seeks to obtain as high a level of current income as is consistent with preserving capital and providing liquidity. The AN Money Market Portfolio will invest only in money market instruments of high quality as determined by SM&R, the American National Fund's adviser.

  The AN Growth Portfolio seeks to achieve capital appreciation, normally through the purchase of common stocks (although the portfolio's investments are not restricted to any one type of security). Capital appreciation may also be sought in other types of securities, including bonds and preferred stocks.

  The AN Balanced Portfolio seeks to provide conservation of principal, reasonable current income and long-term capital appreciation by investing in a balanced portfolio of fixed-income securities such as bonds, preferred stock and short-term obligations combined with common stocks and securities convertible into common stocks.

  The AN Managed Portfolio seeks to achieve growth of capital and/or current income by investing in a diversified portfolio consisting of, at the discretion of SM&R, money market instruments, debt securities, stock or a combination thereof. It is anticipated that over longer periods a larger portion of the portfolio will consist of equity securities.

  SM&R is the investment adviser and manager of the American National Fund. It also provides investment advisory and portfolio management services to American National and other clients. It maintains a staff of experienced investment personnel and related support facilities.

  The Fidelity Funds' current Eligible Portfolios and respective investment objectives are as follows:

  VIP II Investment Grade Bond Portfolio ... seeks as high a level of current income as is consistent with the preservation of capital by investing in a broad range of investment-grade fixed-income securities. The VIP II Investment Grade Bond Portfolio will maintain a dollar-weighted average portfolio maturity of ten years or less.

  VIP II Asset Manager Portfolio ... seeks high total return with reduced risk over the long-term by allocating its assets among stocks, bonds and short-term fixed-income instruments.

  VIP II Index 500 Portfolio ... seeks to provide investment results that correspond to the total return (i.e., the combination of capital changes and income) of common stocks publicly traded in the United States. In seeking this objective, the VIP II Index 500 Portfolio attempts to duplicate the composition and total return of the Standard & Poor's 500 Composite Stock Price Index while keeping transaction costs and other expenses low. The VIP II Index 500 Portfolio is designed as a long-term investment option.

  VIP Money Market Portfolio ... seeks to obtain as high a level of current income as is consistent with preserving capital and providing liquidity. The VIP Money Market Portfolio will invest only in high quality U.S. dollar denominated money market securities of domestic and foreign issuers.

  VIP Equity-Income Portfolio ... seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the VIP Equity-Income Portfolio will also consider the potential for capital appreciation. The VIP Equity-Income Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Composite Stock Price Index.

  VIP High Income Portfolio ... seeks to obtain a high level of current income by investing primarily in high-yielding, high-risk, lower-rated, fixed-income securities, commonly known as "junk bonds", while also considering growth of capital. The risks of investing in "junk bonds" are described in the prospectus for VIP High Income Portfolio, which should be read carefully before investing.

  VIP Growth Portfolio ... seeks to achieve capital appreciation. The VIP Growth Portfolio normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation may also be found in other types of securities, including bonds and preferred stocks.

  VIP Overseas Portfolio ... seeks long term growth of capital primarily through investments in foreign securities. VIP Overseas Portfolio provides a means for investors to diversify their own portfolios by participating in companies and economies outside of the United States.

  VIP II Contrafund Portfolio ... seeks capital appreciation by investing in companies Fidelity Management & Research Company ("FMR"), believes to be undervalued due to an overly pessimistic appraisal by the public. In pursuit of the fund's goal, FMR looks for companies with the following characteristics: (i) unpopular, but improvements seem possible due to developments such as a change in management, a new product line, or an improved balance sheet, (ii) recently popular, but temporarily out of favor due to short-term or one-time factors, or
(iii) undervalued compared to other companies in the same industry.

  VIP II Asset Manager: Growth Portfolio ... seeks to maximize total return over the long term by allocating its assets among stocks, bonds, and short-term instruments. Allocating among different types of investments allows the fund to take advantage of opportunities wherever they may occur, but also subjects the fund to the risks of a given investment type.

  VIP III Balanced Portfolio ... seeks both income and growth of capital by investing in a diversified portfolio of equity and fixed-income securities. The VIP III Balanced Portfolio is designed to seek a combination of growth and income from equity and some bond investments.

  VIP III Growth and Income Portfolio ... seeks high return through a combination current income and capital appreication by investing in equity securities of companies that pay current dividends and offer potential earnings growth and some bond investments.

  VIP III Growth Opportunities Portfolio ... seeks to ride out stock market fluctuations in pursuit of potentially high long-term returns. The VIP III Growth Opportunities Portfolio is designed for investors who want to be invested in the stock market for its long term growth potential.

  FMR was founded in 1946. FMR provides a number of mutual funds and other clients with investment research and portfolio management services. It maintains a large staff of experienced investment personal and a full compliment of related support facilities. Fidelity Management & Research (U.K.) Inc. ("FMR U.K.") and Fidelity Management and Research (Far East) Inc. ("FMR Far East") are wholly owned subsidiaries of FMR that provide research with respect to foreign securities. FMR U.K. and FMR Far East maintain their principal business offices in London and Tokyo, respectively. As of December 31, 1997, FMR advised funds having more than 29 million shareholder accounts with a total value of more than $432 billion. Fidelity Distributors Corporation distributes shares for the Fidelity Funds. FMR Corp. is the holding company for the Fidelity companies. Through ownership of voting common stock, Edward C. Johnson 3d, President and a Trustee of the Fidelity Funds, and various trusts for the benefit of Johnson family members form a controlling group with respect to FMR Corp.

  The T. Rowe Price Funds' current Eligible Portfolios and respective investment objectives are as follows:

T. Rowe Price Equity Series, Inc.:

  T. Rowe Price Equity Income Portfolio ... seeks to provide substantial dividend income and also capital appreciation by investing primarily in dividend-paying common stocks particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.

  T. Rowe Price Mid-Cap Growth Portfolio ... seeks to provide long term capital appreciation by investing primarily in common stocks of medium-sized (mid-cap) growth companies. The focus is on companies with superior earnings growth potential that are no longer considered new or emerging, but are not yet well established. Mid-cap growth company stocks are generally more volatile than stocks of large, well-established companies, but they offer the possibility of more rapid growth.

T. Rowe Price International Series, Inc.:

  T. Rowe Price International Stock Portfolio ... seeks a total return on its assets from long-term growth of capital and income, by investing substantially all of its assets in common stocks of established non-U.S. companies. The Portfolio will not purchase any debt security which at the time of purchase is rated below investment grade. This would not prevent the Portfolio from retaining a security downgraded to below investment grade after purchase.

  T. Rowe Price Associates, Inc. is responsible for selection and management of the portfolio investments of T. Rowe Price Equity Series, Inc. Rowe Price-Fleming International, Inc., incorporated in 1979 as a joint venture between T. Rowe Price Associates, Inc. and Robert Fleming Holdings Limited, is responsible for selection and management of the portfolio investments of T. Rowe Price International Series, Inc.

  American National has entered into or may enter into agreements with Funds pursuant to which the adviser or distributor pays American National a fee based upon an annual percentage of the average net assets amount invested by American National on behalf of the Separate Account and other separate accounts of American National, when average net assets exceed certain thresholds. These percentages may differ, and American National may be paid a greater percentage by some advisers or distributors than other advisers or distributors. These agreements reflect administrative services provided by American National.

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

  American National reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Separate Account or that the Separate Account may purchase. If the shares of an Eligible Portfolio are no longer available for investment or if in American National's judgement further investment in any Eligible Portfolio should become inappropriate in view of the purposes of the Separate Account, American National may redeem the shares, if any, of that Eligible Portfolio, and substitute shares of another registered open-end management company. American National will not substitute any shares attributable to a Policyowner's interest in a Subaccount of the Separate Account without notice and prior approval of the SEC and possibly state insurance authorities, to the extent required by the 1940 Act or other applicable law. The Separate Account may, to the extent permitted by laws, purchase other securities for other contracts.

  American National also reserves the right to establish additional Subaccounts of the Separate Account, each of which would invest in shares corresponding to a new portfolio of the American National Fund, the Fidelity Funds, the T. Rowe Price Funds or in shares of another investment company having a specified investment objective. American National may, in its sole discretion, establish new Subaccounts or eliminate one or more Subaccounts if marketing needs, tax considerations or investment conditions warrant. Any new Subaccounts may be made available to existing Policyowners on a basis to be determined by American National.

  If any of these substitutions or changes are made, American National may by appropriate endorsement change the Policy to reflect the substitution or change. If American National deems it to be in the best interest of Policyowners, and subject to any approvals that may be required under applicable law, the Separate Account may be operated as a management company under the 1940 Act, it may be de-registered under that Act if registration is no longer required, or it may be combined with other American National separate accounts. To the extent permitted by applicable law, American National may also transfer the assets of the Separate Account associated with the Policies to another separate account. In addition, American National may, when permitted by law, restrict or eliminate any voting rights as to the Separate Account.

  The Policyowner will be notified of any material change in the investment policy of any portfolio in which the owner has an interest.


RESOLVING MATERIAL CONFLICTS

  The Eligible Portfolios presently serve as the investment medium for the Policy. In addition, the Eligible Portfolios (other than the portfolios of the American National Fund) are available to registered separate accounts funding other insurance contracts and, in some cases, certain retirement plans.

  We do not currently foresee any disadvantages to you resulting from the Eligible Portfolios selling shares to fund products other than the Policy. However, there is a possibility that a material conflict of interest may arise between Policyowners whose Accumulation Value is allocated to the Separate Account and the owners of variable life insurance policies and variable annuity contracts issued by American National or other companies whose values are allocated to one or more other separate accounts investing in any one of the Eligible Portfolios. Shares of certain Eligible Portfolios may also be sold to certain qualified pension and retirement plans. As a result, there is a possibility that a material conflict may arise between the interests of Policyowners or owners of other contracts (including contracts issued by other companies), and such retirement plans or participants in such retirement plans. In the event of a material conflict, American National will take any necessary steps, including removing the Eligible Portfolio from the Separate Account, to resolve the matter. The Board of Directors of each Eligible Portfolio will monitor events in order to identify any material conflicts that may arise and determine what action, if any, should be taken in response to those events or conflicts. See the accompanying prospectuses for the Eligible Portfolios for more information.

FIXED ACCOUNT

  Policyowners may elect to allocate all or a portion of their premium payments to the Fixed Account and, subject to certain limitations, they may also transfer monies from the Separate Account to the Fixed Account or from the Fixed Account to the Separate Account. (See Policy Rights-Transfers, page 19.)

  Payments allocated to the Fixed Account and transfers from the Separate Account to the Fixed Account are placed in the General Account of American National which supports insurance and annuity obligations. The General Account includes all of American National's assets, except those assets segregated in its separate accounts. American National has the sole discretion to invest the assets of its General Account, subject to applicable law. American National bears an investment risk for all amounts allocated or transferred to the Fixed Account and interest credited thereto, less any deduction for charges and expenses, whereas the Policyowner bears the investment risk that the Declared Rate described below, will fall to a lower rate after the expiration of a Declared Rate period. Because of exemptive and exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933 (the "1933 Act") nor is the General Account registered as an investment company under the 1940 Act. Accordingly, neither the General Account nor any interest therein is generally subject to the provisions of the 1933 or 1940 Act. We understand that the staff of the SEC has not reviewed the disclosures in this Prospectus relating to the Fixed Account portion of the Contract; however, disclosures regarding the Fixed Account portion of the Contract may be subject to generally applicable provisions of the federal securities laws regarding the accuracy and completeness of statements made in prospectuses.

  American National guarantees that it will credit interest to the Fixed Account at an effective annual rate of at least 3.0% compounded daily. American National may, at its discretion, declare higher interest rate(s) for amounts allocated or transferred to the Fixed Account ("Declared Rate(s)"). Each month American National will establish the Declared Rate and the Policyowner will earn interest established by American National for each month.


POLICY BENEFITS

PURPOSES OF THE POLICY

  The Policy is designed to provide the Policyowner with both lifetime insurance protection and flexibility in connection with the amount and frequency of premium payments and with the level of life insurance proceeds payable under the Policy. Unlike traditional life insurance, the Policyowner is not required to pay scheduled premiums to keep a Policy in force, but may, subject to certain limitations, vary the frequency and amount of premium payments. The Policyowner may elect to pay the Guaranteed Coverage Premium necessary to cause the Guaranteed Coverage Benefit provision to remain in effect. Moreover, the Policy allows a Policyowner to adjust the level of Death Benefits payable under the Policy without having to purchase a new policy by increasing (with evidence of insurability) or decreasing the Specified Amount. An increase in the Specified Amount during the Guaranteed Coverage Benefit period will increase the Guaranteed Coverage Premium required. Thus, as insurance needs or financial conditions change, the Policyowner has the flexibility to adjust life insurance benefits and vary premium payments.

  The Policy varies from conventional fixed benefit life insurance in a number of additional respects. Because the Death Benefit may, and the Accumulation Value will, vary with the investment experience of the chosen Subaccounts of the Separate Account, the Policyowner benefits from any appreciation in value of the underlying assets, but bears the investment risk of any depreciation in value. After the Guaranteed Coverage Benefit period expires, the Policy will lapse at any time that its Surrender Value is insufficient to pay the Monthly Deductions or Policy Debt exceeds Accumulation Value less any surrender charge and a grace period expires without sufficient additional payment. As a result, whether or not a Policy continues in force may depend in part upon the investment experience of the chosen Subaccounts. The failure to pay a Planned Periodic Premium will not necessarily cause the Policy to lapse, but the Policy could lapse even if Planned Periodic Premiums have been paid. American National agrees to keep the Policy in force and provide a Guaranteed Coverage Benefit so long as the Guaranteed Coverage Premium is paid and other Policy provisions are met, even though, in certain instances, the minimum payment allowed by contract will not, after the payment of Monthly Deductions, generate positive Surrender Value at one or more points during such period.

DEATH BENEFIT PROCEEDS

  As long as the Policy remains in force, American National will, upon Satisfactory Proof of Death of the Insured, pay the Death Benefit Proceeds of a Policy in accordance with the Death Benefit option in effect at the time of the Insured's death. The amount of the Death Benefits payable will be determined at the end of the Valuation Period during which the Insured's death occurred. The Death Benefit Proceeds may be paid in a lump sum or under one or more of the payment options set forth in the Policy. (See Payment of Policy Benefits, page 16.)

  Subject to the rights of any assignee, Death Benefit Proceeds will be paid to the surviving Beneficiary or Beneficiaries specified in the application or as subsequently changed. If no Beneficiary is chosen, the proceeds will be paid to the Insured's estate.

DEATH BENEFIT OPTIONS

  The Policy provides two Death Benefit options and the Policyowner selects one of such options in the application. Until age 95, the Death Benefit under either option will never be less than the current Specified Amount of the Policy. (See Payment and Allocation of Premiums-Policy Lapse, Grace Period and Reinstatement, page 21.)

  Option A. Until age 95, under Option A the Death Benefit is the current Specified Amount of the Policy or, if greater, the applicable corridor percentage of Accumulation Value at the end of the Valuation Period that includes the date of death. The applicable percentage is

250% for Insureds with an Attained Age 40 or younger on the Policy anniversary prior to the date of death. For Insureds with an Attained Age over 40 on that Policy anniversary, the percentage declines as shown in the Corridor Percentage Table on page 14. Accordingly, before age 95, under Option A the Death Benefit will remain level at the Specified Amount unless the applicable percentage of Accumulation Value exceeds the current Specified Amount, in which case the amount of the Death Benefit will vary as the Accumulation Value varies. The Death Benefit at age 95 and thereafter equals the Accumulation Value. Policyowners who prefer to have favorable investment performance, if any, reflected in higher Accumulation Value and not increased insurance coverage generally should select Option A.

  OPTION A EXAMPLE. For purposes of this example, assume that the Insured's Attained Age is between 0 and 40. Under Option A, a Policy with a $50,000 Specified Amount will generally pay $50,000 in Death Benefits. However, because the Death Benefit must be equal to or greater than 250% of Accumulation Value, anytime the Accumulation Value of the Policy exceeds $20,000, the Death Benefit will exceed the $50,000 Specified Amount. Each additional dollar added to Accumulation Value above $20,000 will increase the Death Benefit by $2.50. Thus, if the Accumulation Value exceeds $20,000 and increases by $100 because of investment performance or premium payments, the Death Benefit will increase by $250. A Policy with an Accumulation Value of $30,000 will provide a Death Benefit of $75,000 ($30,000 x 250%); an Accumulation Value of $40,000 will provide a Death Benefit of $100,000 ($40,000 x 250%); and, an Accumulation Value of $50,000 will provide a Death Benefit of $125,000 ($50,000 x 250%).

  Similarly, so long as Accumulation Value exceeds $20,000 each dollar taken out of Accumulation Value will reduce the Death Benefit by $2.50. If, for example, the Accumulation Value is reduced from $25,000 to $20,000 because of partial withdrawals, charges or negative investment performance, the Death Benefit will be reduced from $62,500 to $50,000. If at any time, however, the Accumulation Value multiplied by the applicable percentage is less than the Specified Amount, the Death Benefit will equal the current Specified Amount of the Policy.

  The applicable corridor percentage becomes lower as the Insured's Attained Age increases. If the Attained Age of the Insured at the beginning of the Policy Year in the example above were, for example, 50 (rather than between 0 and 40), the applicable percentage would be 185%. The Death Benefit would not exceed the $50,000 Specified Amount unless the accumulation value exceeded approximately $27,028 (rather than $20,000), and each $1 then added to or taken from the Accumulation Value would change the Death Benefit by $1.85 (rather than $2.50).

  Option B. Until age 95, under Option B the Death Benefit is equal to the current Specified Amount plus the Accumulation Value or, if greater, the applicable corridor percentage of the Accumulation Value at the end of the Valuation Period that includes the date of death. The applicable corridor percentage is the same as under Option A: 250% for Insureds with an Attained Age 40 or younger on the Policy anniversary prior to the date of death, and for Insureds with an Attained Age over 40 on that Policy anniversary the percentage declines as shown in the Corridor Percentage Table. Accordingly, before age 95, under Option B the amount of the Death Benefit will always vary as the Accumulation Value varies but will never be less than the Specified Amount. The Death Benefit at age 95 and thereafter equals the Accumulation Value.

  Policyowners who prefer to have favorable investment performance, if any, reflected in increased insurance coverage, as well as higher Accumulation Values, generally should select Option B.

  OPTION B EXAMPLE. For purposes of this example, assume that the Insured is age 40 or younger. Under Option B, a Policy with a Specified Amount of $50,000 will generally provide a Death Benefit of $50,000 plus Accumulation value. Thus, for example, a Policy with an Accumulation Value of $5,000 will have a Death Benefit of $55,000 ($50,000 + $5,000); an Accumulation Value of $10,000 will provide a Death Benefit of $60,000 ($50,000 + $10,000). The Death Benefit, however, must be at least 250% of Accumulation Value. As a result, if the Accumulation Value of the Policy exceeds approximately $33,334, the Death Benefit will be greater than the Specified Amount plus Accumulation Value. Each additional dollar of Accumulation Value above $33,334 will increase the Death Benefit by $2.50. Thus, if the Accumulation Value exceeds $33,334 and increases by $100 because of investment performance or premium payments, the Death Benefit will increase by $250. A Policy with an Accumulation Value of $20,000 will provide a Death Benefit of $70,000 (Specified Amount $50,000 plus $20,000 Accumulation Value); an Accumulation Value of $30,000 will provide a Death Benefit of $80,000 ($50,000 plus $30,000); and an Accumulation Value of $50,000 will provide a Death Benefit of $125,000 ($50,000 x 250% is greater than $50,000 plus $50,000).

  Similarly, any time Accumulation Value exceeds $33,334, each dollar taken out of Accumulation Value will reduce the Death Benefit by $2.50. If, for example, the Accumulation Value is reduced from $40,000 to $35,000 because of partial surrenders, charges, or negative investment performance, the Death Benefit will be reduced from $100,000 to $87,500. If at any time, however, the Accumulation Value multiplied by the applicable corridor percentage is less than the Specified Amount plus the Accumulation Value, then the Death Benefit will be the current Specified Amount plus the Accumulation Value of the Policy.

  The applicable percentage becomes lower as the Insured's Attained Age increases. If the Attained Age of the Insured in the example above were, for example, 50 (rather than 40 or younger), the applicable percentage would be 185%. Assuming a Specified Amount of $50,000 the amount of the Death Benefit would be the sum of the Accumulation Value plus $50,000 unless the Accumulation Value exceeded approximately $58,824 (rather than $33,334), and each $1 then added to or taken from the Accumulation Value would change the Death Benefit by $1.85 (rather than $2.50).

  Change in Death Benefit Option. The Death Benefit option in effect may be changed at any time by sending American National a written request for change. The effective date of such a change will be the Monthly Deduction Date on or following the date the written request is received by American National. A change may have Federal Tax consequences. (See Federal Income Tax Considerations, page 26.)

  If the Death Benefit option is changed from Option A to Option B, the Specified Amount after the change will equal the Specified Amount before the change minus the Accumulation Value on the effective date of the change. If the Death Benefit option is changed from Option B to Option A, the Specified Amount under Option A after the change will equal the Death Benefit under Option B on the effective date of change. A change in Death Benefit option will not be allowed if the Specified Amount remaining in force after the change is less than the minimum Specified Amount shown in the following schedule:

                     DURING                   MINIMUM
                   POLICY YEAR           SPECIFIED AMOUNT
                       1                      50,000
                       2                      45,000
                       3                      40,000
                       4                      35,000
                   Thereafter                 25,000

  The minimum Specified Amount for an Insured to maintain a preferred risk classification if $100,000.

  An increase in Specified Amount due to a Death Benefit option change will result in certain increases in the Monthly Deduction and the Guaranteed Coverage Premium. A change in Death Benefit option may effect surrender charge. (See Charges and Deductions-Surrender Charge, page 23.)

  A change in the Death Benefit option may affect subsequent cost of insurance charges since this charge varies with the net amount at risk. In addition, a change may affect subsequent monthly policy charges. (See Charges and Deductions, page 22.)

CHANGE IN SPECIFIED AMOUNT

  Subject to certain limitations, a Policyowner may increase the Specified Amount of a Policy at any time and may decrease the Specified Amount at any time after the first three (3) Policy Years. A change in Specified Amount may affect the cost of insurance rate and the net amount at risk, both of which may affect a Policyowner's cost of insurance charge and have Federal Tax consequences. (See Charges and Deductions-Cost of Insurance, page 22 and Federal Income Tax Considerations, page 26.)

  The Specified Amount remaining in force after a decrease may not be less than the minimum Specified Amount shown in the following schedule:

            DURING               MINIMUM
          POLICY YEAR        SPECIFIED AMOUNT
              4                   35,000
          Thereafter              25,000

  The minimum Specified Amount for an Insured to maintain a preferred risk classification is $100,000.

                           CORRIDOR PERCENTAGE TABLE

                  ATTAINED AGE         CORRIDOR PERCENTAGE
                  40 or younger                250
                      41                       243
                      42                       236
                      43                       229
                      44                       222
                      45                       215
                      46                       209
                      47                       203
                      48                       197
                      49                       191
                      50                       185
                      51                       178
                      52                       171
                      53                       164
                      54                       157
                      55                       150
                      56                       146
                      57                       142
                      58                       138
                      59                       134
                      60                       130
                      61                       128
                      62                       126
                      63                       124
                      64                       122
                      65                       120
                      66                       119
                      67                       118
                      68                       117
                      69                       116
                      70                       115
                      71                       113
                      72                       111
                      73                       109
                      74                       107
                   75 to 90                    105
                      91                       104
                      92                       103
                      93                       102
                      94                       101
              95 and thereafter                100

  If following the decrease in Specified Amount, the Policy would not comply with the maximum premium limitations required by federal tax law, the decrease may be limited or Accumulation Value may be returned to the Policyowner at the Policyowner's election, to the extent necessary to meet these requirements. A decrease in the Specified Amount will reduce the Specified Amount in the following order:

(a) The Specified Amount provided by the most recent increase;
(b) The next most recent increases successively; and
(c) The initial Specified Amount.

  If there is a decrease in Specified Amount, American National will deduct a surrender charge from the Accumulation Value. Such deduction will be the sum of surrender charges computed separately for each reduction in Specified Amount as required in (a) - (c) above. The surrender charge for each reduction is a pro rata portion of any surrender charge applicable to a full surrender of the related increase or initial Specified Amount. This portion will be based on the percentage reduction in the related increase or initial Specified Amount. The surrender charges applicable to each increase or the initial Specified Amount remaining in force will be reduced on a pro rata basis. No decrease in Specified Amount can be made if the Insured's Attained Age exceeds 94. A decrease in Specified Amount will take effect on the Monthly Deduction Date which coincides with or next follows the date American National receives the written request from the Policyowner.

  For an increase in the Specified Amount, a written supplemental application must be submitted. American National may also require additional evidence of insurability. As a result, the underwriting risk classification for the initial Specified Amount and each increase in Specified Amount may be different. Although an increase need not necessarily be accompanied by an additional premium, in certain cases an additional premium will be required to effect the requested increase. (See Payment and Allocation of Premiums-Premiums Upon Increase in Specified Amount, page 21.) The minimum amount of any increase is $5,000, and an increase cannot be made if the Insured's Attained Age is over 80. An increase in the Specified Amount will result in certain increased charges, which will be deducted from the Accumulation Value on each Monthly Deduction Date. An increase in the Specified Amount may also increase surrender charges. An increase in the Specified Amount during the time the Guaranteed Coverage Benefit provision is in effect will increase the Guaranteed Coverage Premium requirement. (See Charges and Deductions, page 22.)

  Each Policyowner who elects to increase the Specified Amount of a Policy will have a "free look period", which right will apply only to the increase in Specified Amount and not the entire Policy. These rights are comparable to the rights afforded to a purchaser of a new Policy. (See Policy Rights-Refund Privilege, page 19.) The Policyowner may cancel the increase in Specified Amount within 10 days after receiving the Policy as increased. The amount of the refund is premiums paid attributable to such increase in Specified Amount adjusted by investment gains or losses.

METHODS OF AFFECTING INSURANCE PROTECTION

  A Policyowner may increase or decrease the pure insurance protection provided by a Policy--the difference between the Death Benefit and the Accumulation Value--in several ways as insurance needs change. These ways include increasing or decreasing the Specified Amount of insurance, changing the level of premium payments, and making a partial surrender of the Policy. Certain changes may have Federal Tax consequences. Although the consequences of each of these methods will depend upon the individual circumstances, they may be generally summarized as follows:

(a) A decrease in the Specified Amount will, subject to the applicable corridor percentage limitations, decrease the insurance protection and the cost of insurance charges under the Policy.

(b) An increase in the Specified Amount may increase the amount of pure insurance protection, depending on the amount of Accumulation Value and the resultant applicable corridor percentage limitation. If the insurance protection is increased, the Policy charges generally will increase as well.

(c) An increased level of premium payments may reduce the pure insurance protection, until the applicable corridor percentage of Accumulation Value exceeds the Specified Amount if Option A is in effect. Increased premiums should also increase the amount of funds available to keep the Policy in force.

(d) A reduced level of premium payments generally will increase the amount of pure insurance protection, depending on the applicable corridor percentage limitations, if Death Benefit Option A is in effect. It may also result in a reduced amount of Accumulation Value and will increase the possibility that the Policy will lapse.

(e) A partial surrender will reduce the Death Benefit. However, it only affects the amount of pure insurance protection under the Policy if the percentage from the Corridor Percentage Table is applicable in determining the Death Benefit. Otherwise, the decrease in the Death Benefit is offset by the amount of Accumulation Value withdrawn. The primary use of a partial surrender is to withdraw Accumulation Value.

DURATION OF THE POLICY

  The duration of the Policy generally depends upon the Accumulation Value. The Policy will remain in force so long as the Surrender Value is sufficient to pay the Monthly Deduction and any Policy Debt is less than the Accumulation Value less any surrender charge. The tax consequences associated with continuing the Policy beyond age 100 are unclear and a tax advisor should be consulted. Where, however, the Surrender Value is insufficient to pay the Monthly Deduction and the grace period expires without an adequate payment by the Policyowner, the Policy will lapse and terminate without value. (See Payment and Allocation of Premiums-Policy Lapse, Grace Period and Reinstatement, page 21.) American National agrees to keep the Policy in force for the period stipulated under the Guaranteed Coverage Benefit so long as the Guaranteed Coverage Premium is paid and other Policy provisions are met even though, in certain instances, the minimum payment allowed by contract will not, after the payment of Monthly Deductions, generate positive Surrender Value at one or more points during such period. The Guaranteed Coverage Benefit is based on Age at Issue. See Guaranteed Coverage Benefit definition on page 3. An increase in the Specified Amount does not start a new Guaranteed Coverage Benefit period, although an increase in Specified Amount will increase the Guaranteed Coverage Premium for the remainder of the Guaranteed Coverage Benefit period. A subsequent decrease in Specified Amount will not decrease the Guaranteed Coverage Premium.

ACCUMULATION VALUE

  The value attributable to the Policy in the Separate Account and the Fixed Account will reflect the investment performance of the chosen Subaccounts of the Separate Account and the rate of interest paid on the Fixed Account, the premiums paid, any partial surrenders, and the charges assessed in connection with the Policy. A Policyowner may at any time surrender the Policy and receive the Policy's Surrender Value. There is no guaranteed minimum Accumulation Value.

  Determination of Accumulation Value. Accumulation Value is determined on each Valuation Date. No Policy transactions will be processed on days other than a Valuation Date. On the Date of Issue, Accumulation Value will equal the premium, reduced by the Monthly Deduction. Thereafter, on each Valuation Date, the Accumulation Value of a Policy will equal:

(a) The aggregate of the values attributable to the Policy in each of the Subaccounts on the Valuation Date, determined for each Subaccount by multiplying the Subaccount's unit value by the number of units allocated to the Policy; plus

(b) The value attributable to the Policy in the Fixed Account; plus

(c) Any Accumulation Value impaired by Policy Debt held in the General Account; plus

(d) Any premiums to be processed on that Valuation Date; less

(e) Any partial surrender, and its charge, to be processed on that Valuation Date; less

(f) Any Monthly Deduction to be processed on that Valuation Date; less

(g) Any federal or state income taxes charged against the Accumulation Value.

  In computing the Policy's Accumulation Value, the number of Subaccount units allocated to the Policy is determined after any transfers among Subaccounts, or the Fixed Account (and deduction of transfer charges), but before any other Policy transactions, such as receipt of premiums and partial surrenders, on the Valuation Date. Because the Accumulation Value is dependent upon a number of variables, including the investment performance of the chosen Subaccounts, the frequency and amount of premium payments, transfers, partial surrenders, loans, and charges assessed in connection with the Policy, a Policy's Accumulation Value cannot be predetermined.

  The Unit Value. The unit value of each Subaccount reflects the investment performance of that Subaccount. The unit value of each Subaccount shall be calculated by (i) multiplying the per share net asset value of the corresponding Eligible Portfolio on the Valuation Date times the number of shares held by the Subaccount, after the purchase or redemption of any shares on that date; minus
(ii) the Daily Asset Charge; and (iii) dividing the result by the total number of units held in the Subaccount on the Valuation Date, after any transfers among Subaccounts, or the Fixed Account (and deduction of transfer charges), but before any other Policy transactions.

PAYMENT OF POLICY BENEFITS

  Death Benefit Proceeds under the Policy will usually be paid within seven days after American National receives Satisfactory Proof of Death. Accumulation Value benefits will ordinarily be paid within seven days of receipt of a written request. American National reserves the right to defer payment of any partial and full Surrenders, refunds or Policy Loans which would be derived from a premium payment made by a check which has not cleared the banking system. Payments may also be postponed in certain circumstances. (See General Provisions-Postponement of Payments, page 25.) The Policyowner may decide the form in which the benefits will be paid. During the Insured's lifetime, the Policyowner may arrange for the Death Benefit Proceeds to be paid in a lump sum or under one or more of the optional methods of payment described below. These choices are also available if the Policy is surrendered. If no election is made, American National will pay the benefits in a lump sum.

  When Death Benefit Proceeds are payable in a lump sum and no election of an optional method of payment is in force at the death of the Insured, the Beneficiary may select one or more of the optional methods of payment.

  An election or change of method of payment must be in writing. A change in Beneficiary revokes any previous settlement election. Further, if the Policy is assigned, any amount due to the assignee will first be paid in one sum. The balance, if any, may be applied under any payment option. Once payments have begun, the payment option may not be changed.

  Optional Methods of Payment. In addition to a lump sum payment of benefits under the Policy, any proceeds to be paid under the Policy may be paid in any of four methods. Any amount left with American National for payment under a settlement option will be transferred to its General Account and will not be affected by the investment performance associated with the Separate Account. American National may make other options available in the future.

  The Policyowner may elect to have the proceeds of the Policy paid under any of the payment options described below. (See General Provisions for Settlement Options, page 17.)

  When proceeds become payable in accordance with a settlement option, the Policy will be exchanged for a supplementary contract specifying all rights and benefits. The effective date will be the date of the Insured's death or other termination of the Policy.

  Any amounts under the supplemental contact remaining payable after the death of the Beneificary will be paid either to the estate of the Beneficiary or in any other manner provided for in the supplementary contract or as otherwise provided for under applicable law.

 The four optional methods of payment are:

  OPTION 1. Installments for a Fixed Period. Equal installments will be paid for a fixed number of years. Installments will include interest at the effective rate of 2.5% per year. At American National's option, additional interest may be paid.

  OPTION 2. Installments for a Fixed Period and Life Thereafter. Equal monthly installments will be paid for as long as the payee lives with installments certain for a fixed period. The fixed period may be 10 years, 20 years, or as long as the payee lives.

  OPTION 3. Installments of a Fixed Amount. Equal annual, semi-annual, quarterly, or monthly installments will be paid. The sum of the installments paid in one year must be at least $40.00 for each $1,000.00 of proceeds. Installments will be paid until the total of the following amount is exhausted:
(1) the net sum payable; plus (2) interest at the effective rate of 2.5% per year; plus (3) any additional interest that American National may elect to pay. The final installment shall be the balance of the proceeds payable plus interest, and may be more or less than the other installments.

  OPTION 4. Interest Payment. American National will hold the proceeds at interest. Interest will be paid at the effective rate of 2.5% per year. Additional interest may be paid at American National's option. On interest due dates, an amount of at least $100.00 may be withdrawn from the amount held. If the amount held falls below $2,000.00, American National will pay the entire amount held to the payee.

GENERAL PROVISIONS FOR SETTLEMENT OPTIONS

  The first installment under Option 1, 2 or 3 will be paid as of the date the proceeds are available. The first installment may be postponed for up to ten
(10) years, but only with American National's consent. If it is postponed, the proceeds payable will accumulate with compound interest at the effective rate of 2.5% per year.

 To avoid paying installments of less than $20.00 each, American National may:

(1) change the installments to a quarterly, semi-annual or annual basis; and/or

(2) reduce the number of installments.

  If the Policyowner elects an option, the Policyowner may restrict the Beneficiary's right to assign, encumber, or obtain the discounted present value of any unpaid amount.

  Except to the extent permitted by law, unpaid amounts are not subject to any claims of a Beneficiary's creditors. In no case may a Beneficiary receive the discounted present value of installments payable under Option 2. At American National's option, a Beneficiary may be permitted to receive the discounted present value of installments under the other options. The effective interest rate used to compute discounted present value equals the interest rate used in computing the settlement option plus 1%.

  If the payee dies, under Option 1 or 2 American National will pay the discounted present value of any unpaid fixed-period installments to the payee's estate except Option 2 lifetime. Under Option 3 or 4, American National will pay any balance held by American National to the payee's estate. With American National's consent, the option elected may provide for payment in another manner.

  Limitations. Election of an option by written request may be made only with the consent of American National if:

(1) Proceeds are to joint or successive payees, or

(2) proceeds are payable to other than a natural person.

POLICY RIGHTS


LOAN BENEFITS

  Loan Privileges. So long as the Policy remains in effect, the Policyowner may borrow money from American National using the Policy as the only security for the loan. The minimum amount which may be borrowed is $100. Except as otherwise required by applicable state law or regulation, the maximum amount that may be borrowed during the first three Policy Years is 75% of the Surrender Value at the end of the Valuation Period during which the loan request is received. After the first three years the maximum loan amount is 90% of the Surrender Value. Preferred loans are available after the seventh Policy Year. Determination of whether a loan is preferred occurs at the time the loan is made. Subject to the aforementioned maximum loan amount, the amount available as a preferred loan is equal to the Accumulation Value less Policy Debt and less premiums paid (adjusted by partial surrenders). The tax consequences associated with a preferred loan are unclear and a tax advisor should be consulted before effecting such a loan. The loan may be completely or partially repaid at any time while the Insured is living. Each loan repayment must be at least $10 or the full amount of Policy Debt, if less. Loans usually are funded within seven days after receipt of a written request. (See General Provisions-Postponement of Payments, page 25.) Loans may have tax consequences. (See Federal Income Tax Considerations, page 26.)

  Interest. Loans will accrue interest on a daily basis at a rate of 5.0% per year, 3% on preferred loans. Interest is due and payable on each Policy anniversary date or when the loan is paid back if that occurs first. If unpaid when due, interest will be added to the amount of the loan and bear interest at the same rate.

  Amounts held in the General Account to secure Policy loans will earn interest at the annual rate of 3.0% credited on the Policy anniversary. This interest will be allocated to the Subaccounts and the Fixed Account on each Policy anniversary in the same proportion that premiums are being allocated to those Subaccounts and the Fixed Account at that time.

  Effect of Policy Loans. When a loan is made, Accumulation Value equal to the amount of the loan will be transferred from the Accumulation Value in the Separate Account and the Fixed Account to American National's General Account as security for the indebtedness. The Accumulation Value transferred out will be deducted from the Subaccounts and the Fixed Account in accordance with the instructions given by the Policyowner when the loan is requested. The minimum amount which can remain in a Subaccount or the Fixed Account as a result of a loan is $100. In the event no allocation instructions are provided, the loan will be allocated among the Subaccounts and the Fixed Account in the same proportion as the Accumulation Value in each Subaccount and the Fixed Account prior to the loan bears to the total. In the event the allocation instructions conflict with the $100 minimum described above, American National reserves the right to allocate the loan among the Subaccounts and the Fixed Account in the same proportion as the Accumulation Value in each Subaccount and the Fixed Account prior to the loan bears to the total. American National will also transfer Accumulation Value from the Subaccounts and the Fixed Account to the General Account to secure indebtedness if loan interest is not paid when due in any Policy Year. American National will allocate this deduction among the Subaccounts and the Fixed Account as described above. No charge will be imposed for these transfers. A Policy loan may have tax consequences. (See Federal Income Tax Considerations, page 26.)

  A Policy loan may permanently affect the Accumulation Value of a Policy, even if the loan is repaid. The effect could be favorable or unfavorable depending on whether the investment performance of the Subacccount(s)/Fixed Account selected by the Policyowner is less than or greater than the interest rate credited to the Accumulation Value held in the General Account to secure the loan. In comparison to a Policy under which no loan was made, the Accumulation Value will be lower if the General Account interest rate is less than the investment performance of the Subaccount(s)/Fixed Account, and greater if the General Account interest rate is higher than the investment performance of the Subaccount(s)/Fixed Account. A Policy Loan may affect the amount of the Death Benefit, even if the loan is repaid.

  Policy Debt. The Policy Debt equals the total of all Policy loans and accrued interest thereon. Policy Debt reduces the amount of Death Benefit Proceeds and Surrender Value. If the Policy Debt exceeds the Accumulation Value less any surrender charge, the Policyowner must pay the excess. American National will send a notice of the amount which must be paid. If the Policyowner does not make the required payment within the 61 days after American National sends the notice, the Policy will terminate without value. A lapsed Policy may later be reinstated. (See Payment and Allocation of Premiums-Policy Lapse, Grace Period and Reinstatement, page 21.)

  Repayment of Policy Debt. Payments received by American National while a Policy loan is outstanding are treated as repayment of Policy Debt and not premiums only if the Policyowner so requests. As Policy Debt is repaid, Accumulation Value equal to the loan amount repaid will be transferred from the General Account to the Subaccounts and the Fixed Account. Such transfer will be allocated among the Subaccounts and the Fixed Account in the same proportion that premiums are being allocated at the time of repayment. The repayment of Policy Debt will be allocated at the end of the Valuation Period during which the repayment is received. If not repaid, American National will deduct Policy Debt from any amount payable under the Policy.

SURRENDERS

  At any time during the lifetime of the Insured and while the Policy is in force, the Policyowner may partially or totally surrender the Policy by sending a written request to American National. The maximum amount available for surrender is the Surrender Value at the end of the Valuation Period during which the surrender request is received at American National's Home Office. Surrenders will generally be paid within seven days of receipt of the written request. (See General Provisions-Postponement of Payments, page 25.) Surrenders may have tax consequences. (See Federal Income Tax Considerations, page 26.)

  Full Surrenders. If the Policy is being fully surrendered, the actual Policy form must be returned to American National along with the request. American National will pay the Surrender Value. Coverage under the Policy will terminate as of the date of a full surrender.

  Partial Surrenders. Partial surrenders are irrevocable. The amount of a partial surrender may not exceed the Surrender Value at the end of the Valuation Period during which the request is received less an amount sufficient to cover Monthly Deductions for three months. The minimum partial surrender is $100.

  The Accumulation Value will be reduced by the sum of the amount of partial surrender, a $25 fee for each partial surrender and any applicable partial surrender charge. (See Charges and Deductions-Partial Surrender Charge, page 23.) This amount will be deducted from the Policy's Accumulation Value, and values in connection therewith determined, at the end of the Valuation Period during which the request is received. The deduction will be allocated to the Subaccounts and the Fixed Account according to the instructions of the Policyowner when the withdrawal is requested, provided that the minimum amount remaining in a Subaccount as a result of the allocation is $100. In the event no allocation instructions are provided, the partial surrender will be allocated among the Subaccounts and the Fixed Account in the same proportion as the Accumulation Value in each Subaccount and the Fixed Account prior to the partial surrender bears to the total. In the event the allocation instructions conflict with the $100 minimum described above, American National reserves the right to allocate the partial surrender among the Subaccounts and the Fixed Account in the same proportion as the Accumulation Value in each Subaccount and the Fixed Account prior to the partial surrender bears to the total.

  The Death Benefit will be reduced by the amount by which the Accumulation Value is reduced due to any partial surrender. If Option A is in effect, the Specified Amount will be reduced. Where increases in the Specified Amount occurred previously, a partial surrender will reduce the last increase first, and then each other increase in order of the more recent increase first, and finally the initial Specified Amount. Thus, partial surrenders may affect the cost of insurance charge and the amount of pure insurance protection under the Policy. (See Charges and Deductions - Cost of Insurance, page 22; Policy Benefits - Methods of Affecting Insurance Protection, page 15.) If Option B is in effect, the Specified Amount will not change, but the Accumulation Value will be reduced.

  The Specified Amount remaining in force after a partial surrender may not be less than the minimum Specified Amount shown in the following schedule:

                        DURING                   MINIMUM
                      POLICY YEAR            SPECIFIED AMOUNT
                          1                       50,000
                          2                       45,000
                          3                       40,000
                          4                       35,000
                      Thereafter                  25,000

  The minimum Specified Amount for an Insured to maintain a preferred risk class is $100,000.

  The amount of any partial surrender will generally be paid within seven (7) days after receipt of the Policyowner's written request therefor. (See General Provisions-Postponement of Payments, page 25.)

TRANSFERS

  Accumulation Value may be transferred among the Subaccounts or from the Subaccounts to the Fixed Account as often as desired. The transfers may be ordered in person, by mail, or by telephone. The total amount of each transfer must be at least $250, or the balance of the Subaccount, if less. The minimum amount that may remain in a Subaccount after a transfer therefrom is $100. American National will effectuate transfers and determine all values in connection with transfers on the later of the end of the Valuation Period which includes the transfer date designated in the request or the end of the Valuation Period during which the transfer request is received. Accumulation Value on the date of a transfer will not be affected except to the extent of the transfer charge, if applicable. The first twelve transfers per Policy Year will be permitted free of charge. A $10 transfer charge will be imposed each additional time amounts are transferred and will be deducted from the amount transferred. (See Charges and Deductions-Transfer Charge, page 23.) Transfers resulting from Policy loans, the dollar cost averaging program or the rebalancing program will not be subject to a transfer charge. In addition, such transfers will not be counted for purposes of determining the number of transfers allowed without charge in each year.

  Once each Policy Year, and only during the thirty day period beginning on the Policy anniversary, transfers may be made from the Fixed Account to the Subaccounts. This transfer is without charge. The maximum amount which may be transferred from the Fixed Account to the Subaccounts is the greater of twenty-five percent of the amount in the Fixed Account or $1,000. Such transfer request received prior to the Policy anniversary will be effected at the end of the Valuation Period during which the Policy anniversary occurs. Transfer request received within the 30 day period beginning on the Policy anniversary will be effective as of the end of the Valuation Period in which a proper transfer request is received.

  American National will employ reasonable procedures to confirm that the transfer instructions communicated by telephone are genuine. The procedures American National will follow for telephone transfers may include some form of personal identification prior to acting on instructions received by telephone, providing written confirmation of the transaction, and making a tape recording of the instructions given by telephone.

REFUND PRIVILEGE

  The Policyowner may cancel the Policy within 10 days after receiving the Policy. If the Policy is canceled within this time period a refund will be paid. The amount of the refund will be the amount of the premiums paid adjusted by investment gains during the 15-day period such premiums have been allocated to the AN Money Market Portfolio and by investment gains and losses thereafter.

  To cancel the Policy, the Policyowner should mail or deliver the actual Policy form to American National at the Home Office or to the office of one of its agents. A refund of premiums paid by check may be delayed until the check has cleared the Policyowner's bank. (See General Provisions-Postponement of Payments, page 25.)

DOLLAR COST AVERAGING

  Under the dollar cost averaging program, the Policyowner can instruct American National to automatically transfer, on a periodic basis, a predetermined amount or percentage specified by the Policyowner from any one Subaccount or Fixed Account, to any Subaccount(s) or Fixed Account. The automatic transfers can occur monthly, quarterly, semi-annually or annually, and the amount transferred each time must be at least $1,000 in total. The minimum transfer to each Subaccount must be at least $100. At the time the program begins, there must be at least $10,000 of Accumulation Value in the Policy. Transfers under dollar cost averaging will be effectuated, and values in connection therewith determined, at the end of the Valuation Period that includes the transfer date designated in the instructions.

  Dollar cost averaging results in the purchase of more units when the unit value is low, and fewer units when the unit value is high. However, there is no guarantee that the dollar cost averaging program will result in higher Accumulation Value or otherwise be successful.

  The Policyowner can request participation in the dollar cost averaging program when applying for the Policy or after the Policy's Date of Issue. Transfers will begin as specified by the Policyowner. The Policyowner can specify that only a certain number of transfers will be made, in which case the program will terminate when that number of transfers has been made. Otherwise, the program will terminate, if on a transfer date, the Accumulation Value is less than $5,000.

  The Policyowner can increase or decrease the amount of transfers or discontinue the program by sending written notice to American National or by the telephone, if a telephone transfer authorization form is on file. There is no charge for participation in this program. In addition, transfers made pursuant to this program will not be counted in determining the number of transfers allowed without charge each year.

REBALANCING

  American National will rebalance a Policy by allocating premiums and transferring Accumulation Value among the Subaccounts and the Fixed Account to ensure conformity with current allocation instructions. Rebalancing will be performed on a calendar quarter, semi-annual or annual basis as specified by the Policyowner. Rebalancing will be effectuated, and values in connection therewith determined, at the end of the Valuation Period that includes the rebalancing date designated in the request. There is no charge for participation in this program. In addition, transfers of Accumulation Value made pursuant to this program will not be counted in determining the number of transfers allowed without charge each year. At the time the program begins, there must be at least $10,000 of Accumulation Value under the Policy. The program will be discontinued if, on a rebalancing date, the Accumulation Value is less than $5,000.

  The Policyowner can request participation in the rebalancing program when applying for the Policy or after the Policy's Date of Issue. The Policyowner can discontinue the program by sending written notice or calling American National by telephone.

SPECIALIZED USES OF THE POLICY

  The Policy provides Accumulation Value and Death Benefits. The Policy can be used for various individuals and business financial planning purposes. Purchasing the Policy in part for such purposes entails certain risks.


PAYMENT AND ALLOCATION OF PREMIUMS

ISSUANCE OF A POLICY

  Individuals wishing to purchase a Policy must complete an application and submit it to American National's Home Office, American National Building, One Moody Plaza, Galveston, Texas 77550. A Policy will generally be issued only to individuals 80 years of age or less on their last birthday who supply satisfactory evidence of insurability to American National. Acceptance is subject to American National's underwriting rules.

  The Date of Issue is used to determine Policy anniversary dates, Policy Years and Policy months.

  The Policy Date is the Effective Date for all coverage applied for in the original application and any supplemental applications.

  The initial premium payment will be allocated to the AN Money Market Portfolio, as of the Date of Issue, for 15 days. After the expiration of this period, the Accumulation Value will be allocated to the Subaccounts or the Fixed Account as selected by the Policyowner.

PREMIUMS

  The initial premium is due no later than the Policy Date. No insurance will take effect before the initial premium is paid. The initial premium must be at least 1/12 of the first year Guaranteed Coverage Premium. The initial premium and all other premiums are payable at American National's Home Office. The amounts and frequency of the Planned Periodic Premiums are shown on the Policy Data Page. Subject to certain limitations, a Policyowner has flexibility in determining the frequency and amount of premiums since the Planned Periodic Premium schedule is not binding on the Policyowner. However, the Planned Periodic Premium must include the Guaranteed Coverage Premium during the Guaranteed Coverage Benefit period. Thereafter, unless the Policyowner has paid sufficient premiums to pay the Monthly Deduction, the Policy may have no Surrender Value and will lapse.

  American National agrees to keep the Policy in force and provide a Guaranteed Coverage Benefit during the Guaranteed Coverage Benefit period so long as the Guaranteed Coverage Premium is paid and other Policy provisions are met even though, in certain instances, these minimum premiums will not, after payment of the Monthly Deduction, generate positive Surrender Value at one or more points during such period.

  Premium Flexibility. A Policyowner may make unscheduled premium payments at any time in any amount, or skip premium payments, subject to the premium limitations described herein. Therefore, unlike conventional insurance policies, this Policy does not obligate the Policyowner to pay premiums in accordance with a rigid and inflexible premium schedule. American National reserves the right to limit the amount of additional or unscheduled premium payments.

  Planned Periodic Premiums. At the time the Policy is issued each Policyowner may determine a Planned Periodic Premium schedule. During the Guaranteed Coverage Benefit period the Planned Periodic Premium schedule must include the Guaranteed Coverage Premium. The Policyowner is not required to pay premiums in accordance with this schedule. The Policyowner has considerable flexibility to alter the amount and frequency of premiums paid.

  Policyowners can also change the frequency and amount of Planned Periodic Premiums by sending a written request to American National's Home Office, although American National reserves the right to limit any increase in order to comply with applicable federal tax law. Premium payment notices will be sent annually, semi-annually, quarterly or monthly depending upon the frequency of the Planned Periodic Premiums. Payment of the Planned Periodic Premiums does not guarantee that the Policy will remain in force unless the Guaranteed Coverage Benefit provision is in effect. Instead, the duration of the Policy depends upon the Policy's Surrender Value. (See Policy Benefits-Duration of the Policy, page 15.) Unless the Guaranteed Coverage Benefit provision is in effect, even if Planned Periodic Premiums are paid by the Policyowner, the Policy will lapse any time Surrender Value is insufficient to pay the Monthly Deduction or Policy Debt exceeds the Accumulation Value less any surrender charge, and a grace period expires without a sufficient payment.

  Any premium received in an amount different from the Planned Periodic Premium will be considered an unscheduled premium.

  Premium Limitations. In no event may the total of all premiums paid, both planned and unscheduled, exceed the current maximum premium limitations established by federal tax laws. If at any time a premium is paid which would result in total premiums exceeding such current maximum premium limitations, American National will only accept that portion of the premium which will make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned or applied as otherwise agreed and no further premiums will be accepted until allowed by the current maximum premium limitations prescribed by law. American National may require additional evidence of insurability if any premium payment would result in an increase in the Policy's net amount at risk on the date the premium is received. American National may also establish a minimum acceptable premium amount.

  Premiums Upon Increase in Specified Amount. Depending upon the Accumulation Value of the Policy at the time of an increase in the Specified Amount of the Policy and the amount of the increase requested by the Policyowner, an additional premium payment may be required. American National will notify the Policyowner of any premium required to fund the increase.

ALLOCATION OF PREMIUMS AND ACCUMULATION VALUE

  Allocation of Premiums. In the application for a Policy, the Policyowner allocates premiums to one or more Subaccounts of the Separate Account and to the Fixed Account. Thereafter, premiums are allocated as directed by the Policyowner. The minimum percentage that may be allocated to any one Subaccount or to the Fixed Account is 10% of the premium, and fractional percentages may not be used. The allocations must total 100%. The allocation for future premiums may be changed without charge by providing proper notification to the Home Office. The notice must include the policy number to which the instructions apply. The revised allocation instructions will apply to future premiums received by American National on or after the date proper notification is received.

  Premium payments received within 15 days after the Date of Issue are allocated to the Subaccount for the AN Money Market Portfolio. Any initial premium payment received with the application will be allocated to the AN Money Market
Portfolio as of the Date of Issue, for 15 days. After the expiration of such period, the Accumulation Value will be allocated to the Subaccounts and the Fixed Account as selected by the Policyowner. Premium payments received by American National prior to the Date of Issue are held in American National's General Account, without interest, until the Date of Issue. Premiums received by American National sixteen (16) or more days after the Date of Issue are allocated to the selected Subaccounts and the Fixed Account. If there is any Policy Debt at the time of payment, American National will treat the payment as a premium payment unless otherwise instructed in proper written notice.

  Accumulation Value. The value of amounts allocated to Subaccounts of the Separate Account will vary with the investment performance of these Subaccounts and the Policyowner bears the entire investment risk. This will affect the Policy's Accumulation Value, and may affect the Death Benefit as well. Policyowners should periodically review their allocations of premiums and values in light of market conditions and overall financial planning requirements.

POLICY LAPSE, GRACE PERIOD AND REINSTATEMENT

  Policy Lapse. Unlike conventional life insurance policies, the failure to make a Planned Periodic Premium payment will not itself cause the Policy to lapse. Unless the Guaranteed Coverage Benefit is in effect, lapse will occur when the Surrender Value is insufficient to cover the Monthly Deduction, or Policy Debt exceeds the Accumulation Value less any surrender charge, and a grace period expires without a sufficient payment.

  Grace Period. A grace period is granted for the payment of a premium sufficient to cover the Monthly Deduction if the Surrender Value is insufficient or the excess of Policy Debt over Accumulation Value less any surrender charge. The grace period begins on the date Surrender Value is insufficient to cover the Monthly Deduction or the date Policy Debt exceeds the Accumulation Value less any surrender charge. American National will notify the Policyowner at the beginning of the grace period by mail addressed to the last known address on file with American National. The notice will specify the premium required to be paid. The grace period ends 61 days after the notice is mailed. Failure to pay the required amount within the grace period will result in lapse of the Policy. If the Insured dies during the grace period, any overdue Monthly Deductions and Policy Debt will be deducted from the Death Benefit Proceeds.

     Reinstatement. A lapsed Policy may be reinstated any time within five years after the date coverage is terminated. A Policy cannot be reinstated if it was surrendered. Reinstatement will be effected based on the Insured's underwriting classification at the time of the reinstatement.

     Reinstatement is subject to the following:

a. Evidence of insurability of the Insured satisfactory to American National (including evidence of insurability of any person covered by a rider to reinstate the rider);

b.     Reinstatement or repayment of any Policy Debt;

c. Payment of the amount of any Monthly Deductions not collected during the grace period;

d. Payment of the premium sufficient to pay the Monthly Deduction for three months after the date of reinstatement; and

e. The surrender charge schedule will be restored as of the Date of Issue and for any increase in Specified Amount as of the date of increase.

     The original Date of Issue, and the Effective Dates of increases in Specified Amount (if applicable), will be used for purposes of calculating Monthly Deductions and the surrender charge. If any Policy Debt was reinstated, the amount thereof will be held in American National's General Account. Accumulation Value will then be calculated as described under Policy Benefits-Accumulation Value on page 15. The Effective Date of reinstatement will be the first Monthly Deduction Date on or next following the date of approval by American National of the application for reinstatement.

CHARGES AND DEDUCTIONS

     Charges will be deducted in connection with the Policy to compensate American National for: (1) providing the insurance benefits set forth in the Policy and any optional insurance benefits added by rider; (2) administering the Policy; (3) assuming certain risks in connection with the Policy; and (4) incurring expenses in distributing the Policy. Routine Policy administration includes premium billings, record keeping, processing Death Benefit claims, surrenders, policy changes, and preparing and mailing reports. Risks assumed by American National in connection with the Policy include mortality risk and expense risk. The mortality risk assumed by American National is that Insureds may live for a shorter time than assumed, and that an aggregate amount of Death Benefits greater than assumed will be paid. The expense risk is that expenses incurred in issuing and administering the Policies will exceed those assumed would be paid. The nature and amount of these charges are described more fully below.

PREMIUM CHARGES

     No charges will be deducted from any premium payment before allocating such premiums among the Subaccounts and the Fixed Account.


CHARGES FROM ACCUMULATION VALUE

     Monthly Deduction. The Monthly Deduction is the sum of the cost of insurance charge, applicable charge for any riders, and the monthly policy charge. The Monthly Deduction will be deducted from the Accumulation Value as of the Date of Issue and on each Monthly Deduction Date thereafter if current. It will be allocated among the Subaccount and the Fixed Account in the same proportion as the Accumulation Value in each Subaccount and the Fixed Account bears to the total on that date. The cost of insurance and the monthly policy charge are described in more detail below. Because portions of the Monthly Deduction, such as the cost of insurance, can vary from month to month, the Monthly Deduction itself may vary in amount from month to month.

     Monthly Policy Charge. The Monthly Deduction includes a monthly policy charge. Such charge, which will vary by Age at Issue and risk class, with a maximum of $7.50 plus $.31034 per $1,000 of Specified Amount. The monthly policy charge is determined when the policy is issued. American National is currently charging less than the maximum monthly policy charges. American National reserves the right to reduce or increase the monthly policy charge. Any change will be on a uniform basis for all insureds with this Policy, for the same Specified Amount, and that have been enforce for the same amount of time. A change in health or other risk factors after the Date of Issue will not effect any change in the monthly policy charge. American National will not reduce or increase the monthly policy charge more often than once each Policy Year. American National will notify the Policyowner with a written notice before the new monthly policy charge is effective.

     Cost of Insurance. Because the cost of insurance depends upon several variables, the cost for each Policy month can vary from month to month. American National will determine the monthly cost of insurance charges by multiplying the applicable cost of insurance rate by the net amount at risk for each Policy month. The net amount at risk on any Monthly Deduction Date is the amount by which the Death Benefit on that Monthly Deduction Date exceeds the Accumulation Value after deduction of the monthly policy charge and the applicable charge for any riders.

     The monthly cost of insurance rate is based on the Insured's sex (if Policy is issued on a sex distinct basis), Attained Age, Specified Amount and underwriting risk class. The rate may vary if the Insured is a tobacco user or tobacco non-user, is considered a preferred or standard risk classification, or is considered a substandard risk classification and rated with a tabular extra rating. For the initial Specified Amount, the cost of insurance rate will not exceed those in the Schedule of Monthly Guaranteed Maximum Cost of Insurance Rates shown on the Policy Data Page.

These guaranteed rates are based on the Insured's age last birthday. The current rates range between 24% and 68% of the guaranteed rates. Any change in the current cost of insurance rates will apply to all persons of the same age, sex, risk class and Specified Amount.

     Guaranteed maximum cost of insurance rates for issue or increase ages 15 and above are calculated based on the 1980 Commissioners Standard Ordinary (CSO) Smoker or Nonsmoker Mortality Tables (Age Last Birthday). For issue or increase ages 0-14, the 1980 CSO Mortality Table (Age Last Birthday) was used through attained age 14 and the 1980 CSO Nonsmoker Mortality Table (Age Last Birthday) for attained ages 15 and above.

     Guaranteed maximum cost of insurance rates for Policies issued on a non-sex distinct basis are calculated based on the 1980 CSO-SB the 1980 CSO-NB Mortality Tables (Age Last Birthday) for issue or increase ages 15 and above. For issue or increase ages 0-14, the 1980 CSO-B Mortality Table (Age Last Birthday) was used through attained age 14 and the 1980 CSO-NB Mortality Table (Age Last Birthday) for attained ages 15 and above.

     The underwriting risk class for the initial Specified Amount and the Specified Amount for any increase may be different. As a result the cost of insurance rate for the initial Specified Amount and each increase in Specified Amount may be different. Decreases will also be reflected in the cost of insurance rate. (See Policy Benefits-Change in Specified Amount, page 14.)

     The actual charges made during the Policy Year will be shown in the annual report delivered to Policyowners.

     The rate class of an Insured may affect the cost of insurance rate. American National currently places insureds into either a preferred rate class, standard rate class, or substandard rate class that involves a higher mortality risk. In an otherwise identical Policy, an Insured in the standard rate class will typically have a lower cost of insurance than an Insured in a substandard rate class. Similarly, in an otherwise identical Policy, an Insured in a preferred rate class typically has a lower cost of insurance than one in a standard class. If a Policy is rated at issue with a tabular extra rating, the guaranteed rate is generally a multiple of the guaranteed rate for a standard issue.

     Insureds may also be assigned a flat extra rating to reflect certain additional risks. The flat extra rating will not impact the cost of insurance rate but 1/12 of any annualized flat extra cost will be deducted as part of the Monthly Deduction on each Monthly Deduction Date.

SURRENDER CHARGE
     If a Policy is surrendered, American National may assess a surrender charge. Surrender charges are calculated separately for the initial Specified Amount and for each increase in Specified Amount. The surrender charge for the initial Specified Amount is applicable until the 14th Policy anniversary. For an increase in Specified Amount, the surrender charge is applicable for 14 years after the Effective Date of such increase. Thereafter, there is no surrender charge.

     The surrender charge is assessed based on a rate per $1,000 of initial or increase in Specified Amount, which varies by Age at Issue and risk class. In the first Policy Year, such surrender charge shall range from $14.07 per $1,000 of Specified Amount to $49.04 per $1,000 of Specified Amount. This rate is the same for the five years since issue or increase, as applicable, grading to zero after fourteen years.

     A surrender charge may be assessed upon decreases in Specified Amount or upon Death Benefit option changes that result in a decrease in Specified Amount. (See Policy Benefits-Change in Specified Amount, page 14.)

     Because the surrender charge may be significant upon early surrender, prospective Policyowners should purchase a Policy only if they do not intend to surrender it for a substantial period.

     The surrender charge will not exceed the maximum amount permitted under applicable law.

TRANSFER CHARGE
     A transfer charge of $10 will be imposed for each additional transfer among the Subaccounts or from the Subaccounts to the Fixed Account after twelve per Policy Year to compensate American National for the costs of effecting the transfer. This charge will be deducted from the amount transferred. The transfer charge will not be imposed on transfers that occur as a result of Policy loans, the dollar cost averaging program, or the rebalancing program. In addition, such transfers will not be counted for purposes of determining the number of transfers allowed without charge in each year. The amount of the transfer charge is guaranteed not to be increased.

PARTIAL SURRENDER CHARGE
     A $25 fee will be imposed for each partial surrender. In addition, if Death Benefit Option A is in effect, a partial surrender charge will be assessed consistent with the method for a decrease in Specified Amount. (See Policy Benefits-Change in Specified Amount, page 14.)

DAILY CHARGES AGAINST THE SEPARATE ACCOUNT
     On each Valuation Date, a Daily Asset Charge will be deducted from the Separate Account. This charge is to compensate American National for mortality and expense risks assumed in connection with the Policy. (See Charges and Deductions, page 22.) Such charge shall not exceed 1.25% annually of the average daily Accumulation Value of each Subaccount, but not the Fixed Account. The daily charge will be deducted from the Accumulation Value of the Separate Account, and therefore the Subaccounts, on each Valuation Date. The deduction on each Valuation Date will be calculated using a rate derived by dividing the 1.25% annual rate by 365 and multiplying the result by the number of days since the last Valuation Date. No Daily Asset Charge will be deducted from the Fixed Account.

FEES AND EXPENSES INCURRED BY ELIGIBLE PORTFOLIOS
     In addition to the charges by American National against the Separate Account described just above, SM&R, FMR and T. Rowe Price Associates will assess certain fees against the amount invested in the various Eligible Portfolios. In addition, certain other expenses will be incurred by the American National Fund, the

Fidelity Funds and the T. Rowe Price Funds. (See the American National Fund's, Fidelity Funds' and T. Rowe Price Funds' Prospectuses.)

     For managing the investments and business affairs of the Eligible Portfolios of the T. Rowe Price Funds, each such Eligible Portfolio pays T. Rowe Price Associates, Inc. a monthly fee. Detailed information about such fee is in the T. Rowe Price Funds' Prospectuses.

     For managing the investments and business affairs of the Eligible Portfolios of the Fidelity Funds, each such Eligible Portfolio pays FMR a monthly fee. Detailed information about such fee is in the Fidelity Funds' Prospectuses.

     No portfolio fees will be assessed against amounts placed in the Fixed Account.

TAXES
     Currently, no charge will be made against the Separate Account for federal, state or local income taxes. American National may, however, make such a charge in the future if income or gains within the Separate Account will incur any Federal tax, or any significant state or local tax treatment of American National changes. Charges for such taxes, if any, would be deducted from the Separate Account and/or the Fixed Account. American National would not realize a profit on such tax charges with respect to the Policies.

EXCEPTIONS TO CHARGES
     The surrender charges, monthly policy charge, cost of insurance and daily asset charges may be reduced for, or additional amounts credited on, sales of Policies to a trustee, employer, or similar entity representing a group where American National determines that such sales result in savings of sales or administrative expenses. In addition, directors, officers and bona fide full-time employees (and their spouses and minor children) of SM&R and American National may be permitted to purchase Policies with substantial reduction of the surrender charges, monthly policy charge, cost of insurance or daily asset charges.

     The Policies may be sold directly, without compensation, to a registered representative, to employees, officers, directors, and trustees of American National and its affiliated companies, and spouses and immediate family members (i.e., children, siblings, parents, and grandparents) of the foregoing, and to employees, officers, directors, trustees and registered representatives of any broker-dealer authorized to sell the Policies, and spouses and immediate family member of the foregoing. If sold under these circumstances, a Policy may be credited with in part or in whole any cost savings resulting from the Policy being sold directly, rather than through an agent with an associated commission, but only if such credit will not be unfairly discriminatory to any person.

GENERAL PROVISIONS

THE CONTRACT
     The Policy, the application, any supplemental applications, and any riders, amendments or endorsements make up the entire contract. All statements made by the Insured in the application, in the absence of fraud, are considered representations and not warranties. Only statements in the application that is attached to the Policy and any supplemental applications made a part of the Policy when a change in coverage went into effect can be used to contest a claim or the validity of the Policy. Any changes must be approved in writing by the President, Vice President or Secretary of American National. No agent has the authority to alter or modify any of the terms, conditions or agreements of the Policy or to waive any of its provisions.

CONTROL OF POLICY
     The Policyowner is as shown in the application or subsequent written endorsement. Subject to the rights of any irrevocable Beneficiary and any assignee of record, all rights, options, and privileges belong to the Policyowner, if living; otherwise to any contingent owner or owners, if living; otherwise to the estate of the last Policyowner to die. If the Policyowner is a minor, first the Applicant, then the Beneficiary, if living and legally competent, may exercise all rights of ownership.

BENEFICIARY
     The Policyowner may name both primary and contingent beneficiaries. The Beneficiary(ies) and their designated class are specified in the application. Payments will be shared equally among Beneficiaries of the same class unless otherwise stated. If a Beneficiary dies before the Insured, payments will be made to any surviving Beneficiaries of the same class; otherwise to any Beneficiary(ies) of the next class; otherwise to the estate of the Insured.

CHANGE OF BENEFICIARY
     The Policyowner may change the Beneficiary by written request on a Change of Beneficiary form at any time during the Insured's lifetime unless otherwise provided in the previous designation of Beneficiary. American National, at its option, may require that the actual Policy form be returned to the Home Office for endorsement of any change, or that other forms be completed. The change will take effect as of the date the change is recorded at the Home Office. American National will not be liable for any payment made or action taken before the change is recorded. No limit is placed on the number of changes that may be made.

CHANGE IN POLICYOWNER OR ASSIGNMENT
     In order to change the Policyowner or assign Policy rights, an assignment of the Policy must be made in writing and filed with American National at its Home Office. The change will take effect as of the date the change is recorded at the Home Office, and American National will not be liable for any payment made or action taken before the change is recorded. Payment of proceeds is subject to the rights of any assignee of record. No partial or contingent assignment of the Policy will be permitted. A collateral assignment is not a change of ownership.

PAYMENT OF PROCEEDS
     The proceeds are subject first to any Policy Debt and then to the interest of any assignee of record. Payments to satisfy any such Policy Debt and to any assignee shall each be paid in one sum. The balance of any Death Benefit Proceeds shall be paid in one sum to the designated Beneficiary unless an optional method of payment is selected. If no Beneficiary survives the Insured, the proceeds shall be paid in one sum to the estate of the Insured. Any proceeds payable upon full surrender shall be paid in one sum unless an optional method of payment is elected.

INCONTESTABILITY
     The Policy is incontestable after it has been in force for two years from the Date of Issue during the lifetime of the Insured. An increase in the Specified Amount or addition of a rider after the Date of Issue shall be incontestable after such increase or addition has been in force for two years from its Policy Date during the lifetime of the Insured. However, this two year provision shall not apply to riders that provide disability or accidental Death Benefits. Any reinstatement of a Policy shall be incontestable during the lifetime of the Insured only after having been in force for two years after the Policy Date of the reinstatement.

MISSTATEMENT OF AGE OR SEX
     If the age or sex of the Insured or any person insured by rider has been misstated, the amount of the Death Benefit will be adjusted as provided for in the Policy.

SUICIDE
     Suicide within two years of the Date of Issue is not covered by the Policy unless otherwise provided by a state's insurance law. If the Insured, while sane or insane, commits suicide within two years after the Date of Issue, American National will pay only the premiums received less any partial surrenders and Policy Debt. If the Insured, while sane or insane, commits suicide within two years after the Policy Date of any increase in the Specified Amount, American National's liability with respect to such increase will only be its total cost of insurance applied to the increase. If the insured, while sane or insane, commits suicide within two years from the Policy Date of reinstatement, American National's liability with respect to such reinstatement will only be for the return of cost of insurance and expenses, if any, paid on or after reinstatement.

POSTPONEMENT OF PAYMENTS
     Payment of any amount upon refund, full surrender, partial surrender, Policy loans, benefits payable at death, and transfers, which require valuation of a Subaccount, may be postponed whenever: (i) the New York Stock Exchange is closed other than customary week-end and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission ("Commission"); (ii) the Commission by order permits postponement for the protection of Policyowners; or (iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's Accumulation Value. Surrenders, loans or partial surrenders from the Fixed Account may be deferred for up to 6 months from the date of written request.

ADDITIONAL INSURANCE BENEFITS (RIDERS)
     Subject to certain requirements, certain additional optional benefits may be obtained. The cost of any such additional insurance benefits, which will be provided by "riders" to the Policy, will be deducted as part of the Monthly Deduction. Riders in force during the time the Guaranteed Coverage Benefit is in effect will increase the Guaranteed Coverage Premium requirement.

DIVIDENDS
     The Policy is non participating. This means the Policy is not eligible for dividends and does not participate in any distribution of American National's surplus.

DISTRIBUTION OF THE POLICIES

     SM&R, a wholly-owned subsidiary of American National will act as the principal underwriter of the Policies pursuant to a Distribution and Administrative Services Agreement between itself and American National. SM&R was organized under the laws of the State of Florida in 1964, and is a registered broker/dealer pursuant to the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers. (See the American National Fund's Prospectus.)

     Registered Representatives of SM&R who sell the Policy will receive commissions from SM&R based upon a commission schedule. After issuance of the Policy, commissions to the Registered Representative will equal, at most, 10% of the total premium contribution in Policy Years one through five. In years six and thereafter the Registered Representative will receive renewal commissions at an annual rate of at most .25% of the Accumulation Value. Further, American National may pay Registered Representatives who meet certain production standards additional compensation, and may pay managers bonuses with respect to the Policies. SM&R will pay overriding commissions to managers with respect to the Policies. SM&R and American National may authorize other registered broker/dealers and their Registered Representatives to sell the Policies subject to applicable law.

FEDERAL INCOME TAX CONSIDERATIONS

INTRODUCTION
     The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon American National's understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "Service"). No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the Internal Revenue Service.

TAX STATUS OF THE POLICY
     Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code") sets forth a definition of a life insurance contract for Federal tax purposes. Although the Secretary of the Treasury (the "Treasury") is authorized to prescribe regulations implementing Section 7702, while proposed regulations and other interim guidance has been issued, final regulations have not been adopted. Guidance as to how Section 7702 is to be applied is limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide the tax advantages normally provided by a life insurance policy.

     With respect to a Policy issued on the basis of a standard premium class, American National believes (largely in reliance on IRS Notice 88-128 and the proposed regulations under Section 7702, issued on July 5, 1991) that such a Policy should meet the Section 7702 definition of a life insurance contract.

     With respect to a Policy that is issued on a substandard basis (i.e., a premium class with extra rating involving higher than standard mortality risk), there is less guidance, in particular as to how the mortality and other expense requirements of Section 7702 are to be applied in determining whether such a Policy meets the Section 7702 definition of a life insurance contract. Thus, it is not clear whether or not such a Policy would satisfy Section 7702, particularly if the Policyowner pays the full amount of premiums permitted under the Policy.

     If it is subsequently determined that a Policy does not satisfy Section 7702, American National may take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with Section 7702. For these reasons, American National reserves the right to restrict Policy transactions as necessary to attempt to qualify it as a life insurance contract under Section 7702.

     Section 817(h) of the Code requires that the investments of each of the Subaccounts must be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as a life insurance contract under Section 7702 of the Code (discussed above). The Subaccounts, through the Eligible Portfolios, intend to comply with the diversification requirements prescribed in Treas. Reg. (S)1.817-5, which affect how an Eligible Portfolio's assets are to be invested. American National believes that the Subaccounts will, thus, meet the diversification requirement, and American National will monitor continued compliance with this requirement.

     In certain circumstances, owners of variable life insurance contracts may be considered the owners, for federal income tax purposes, of the assets of the Subaccounts used to support their contracts. In those circumstances, income and gains from the Subaccount assets would be includible in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of Subaccount assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Policyowner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets."

     The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policy owners were not owners of subaccount assets. For example, the Policyowner has additional flexibility in allocating premium payments and Policy values and the investment objective of certain Eligible Portfolios may be narrower. These differences could result in a Policyowner being treated as the owner of a pro rata portion of the assets of the Subaccounts. In addition, American National does not know what standards will be set forth, if any, in the regulations or rulings that the Treasury Department has stated it expects to issue. American National therefore reserves the right to modify the Policy as necessary to attempt to prevent a Policyowner from being considered the owner of a pro rata share of the assets of the Subaccounts.

     The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS
     In General. American National believes that the proceeds and Accumulation Value increases of a Policy should be treated in manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. Thus, the Death Benefit under the Policy should be excludable from the gross income of the Beneficiary under Section 101(a)(1) of the Code.

     Depending on the circumstances, the exchange of a Policy, a change in the Policy's Death Benefit Option (i.e., a change from Death Benefit Option A to Death Benefit Option B or vice versa), a Policy loan, a partial surrender, a full surrender, the addition of an Accelerated Death Benefit Rider, the receipt of an Accelerated Death Benefit, the continuation of the Policy beyond the Insured's 100th birthday, a change in ownership, or an assignment of the Policy may have Federal income tax consequences. In addition, Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policyowner or Beneficiary.

     The Policy may also be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax advisor regarding the tax attributes of the particular arrangement. Moreover, in recent years, Congress has adopted new rules relating to corporate owned life insurance. Any business contemplating the purchase of a new life insurance contract or a change in an existing contract should consult a tax advisor.

     Generally, the Policyowner will not be deemed to be in constructive receipt of the Policy Accumulation Value, including increments thereof, until there is a distribution. The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a "Modified Endowment Contract." Whether a Policy is or is not a Modified Endowment Contract, upon a complete surrender or lapse of a Policy, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

     Modified Endowment Contracts. Section 7702A establishes a class of life insurance contracts designated as "Modified Endowment Contracts".

     Due to the Policy's flexibility, classification as a Modified Endowment Contract will depend on the individual circumstances of each Policy. In general, a Policy will be a Modified Endowment Contract if the accumulated premiums paid at any time during the first seven Policy Years exceeds the sum of the net level premiums that would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums. A Policy can also become a Modified Endowment Contract if it is materially changed. The determination of whether a Policy will be a Modified Endowment Contract after a material change generally depends upon the relationship of the Death Benefit and Policy Accumulation Value at the time of such change and the additional premiums paid in the seven years following the material change. At the time a premium is credited that in American National's view would cause the Policy to become a Modified Endowment Contract, American National will notify the Policyowner that unless a refund of the excess premium is requested by the Policyowner, the Policy will become a Modified Endowment Contract. The Policyowner will have 30 days after receiving such notification to request the refund.

     The rules relating to whether a Policy will be treated as a Modified Endowment Contract are complex and cannot be fully described in the limited confines of this summary. For example, a Policy can also become a Modified Endowment Contract in the event of certain reductions in Policy benefits. Therefore, a current or prospective Policyowner should consult with a competent tax advisor to determine whether a Policy transaction will cause the Policy to be treated as a Modified Endowment Contract.

     Distributions from Policies Classified as Modified Endowment Contracts. Policies classified as Modified Endowment Contract will be subject to the following tax rules: First, all distributions, including distributions upon surrender and partial surrenders from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Policy Accumulation Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, loans taken from or secured by such a Policy are treated as distributions from such a Policy and taxed accordingly. Past due loan interest that is added to the loan amount will be treated as a loan. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or loan taken from or secured by, such a Policy that is included in income except where the distribution or loan is made on or after the Policyowner attains age 59 1/2, is attributable to the Policyowner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Policyowner or the joint lives (or joint life expectancies) of the Policyowner and the Policyowner's Beneficiary.

     If a Policy becomes a Modified Endowment Contract after it is issued, distributions made during the Policy Year in which it becomes a Modified Endowment Contract, distributions in any subsequent Policy Year and distributions within two years before the Policy becomes a Modified Endowment Contract will be subject to the tax treatment described above. This means that a distribution from a Policy that is not a Modified Endowment Contract could later become taxable as a distribution from a Modified Endowment Contract.

     Distributions From Policies Not Classified as Modified Endowment Contracts. Distributions from a Policy that is not a Modified Endowment Contract are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's Death Benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the Policyowner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

     Loans from, or secured by, a Policy that is not a Modified Endowment Contract are not treated as distributions. Instead, such loans are treated as indebtedness of the Policyowner.

     Finally, neither distributions (including distributions upon surrender) nor loans from, or secured by, a Policy that is not a Modified Endowment Contract are subject to the 10 percent additional tax.

     Policy Loan Interest. Interest paid on any loan under a Policy generally is not deductible. A Policyowner should consult a tax advisor before deducting any Policy loan interest.

     Investment in the Policy.Investment in the Policy means: (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount of distributions received under the Policy that is excluded from gross income of the Policyowner (except that the amount of any loan from, or secured by, a Policy that is a Modified Endowment Contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any loan from, or secured by, a Policy that is a Modified Endowment Contract to the extent that such amount is included in the gross income of the Policyowner.

     Multiple Policies. All Modified Endowment Contracts that are issued by American National (or its affiliates) to the same Policyowner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the gross income under Section 72(e) of the Code.
POSSIBLE CHARGE FOR AMERICAN NATIONAL'S TAXES
     At the present time, American National makes no charge for any Federal, state or local taxes that it incurs that may be attributable to the Subaccounts or to the Policies. American National however, reserves the right in the future to make additional charges for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Subaccounts or to the Policies. If any tax charges are made in the future, they will be accumulated daily and transferred from the applicable Subaccount to American National's General Account. Any investment earnings on tax charges accumulated in a Subaccount will be retained by American National.

POSSIBLE LEGISLATIVE CHANGES
     The President's Budget Proposal has recommended legislation in 1998 that, if enacted, would adversely modify the federal taxation of certain insurance and annuity contracts. For example, one proposal would tax transfers among investment options and tax exchanges involving variable contracts. A second proposal would reduce the "investment in the contract" under cash value life insurance and certain annuity contracts, thereby increasing the amount of income for purposes of computing gain. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or other means. Moreover, it is also possible that any change could be retroactive (that is, effective prior to the date of change). You should consult a qualified tax adviser with respect to legislative developments and their effect on the Policy.

SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS

     American National holds the assets of the Separate Account. The assets are kept physically segregated and held separate and apart from the General Account assets, except for the Fixed Account and Accumulation Value held in the General Account securing Policy loans. American National maintains records of all purchases and redemptions of shares of Eligible Portfolios by each of the Subaccounts.

VOTING RIGHTS

     All of the assets held in the Subaccounts of the Separate Account will be invested in shares of the corresponding Eligible Portfolios. American National is the legal holder of those shares and as such has the right to vote to elect the Board of Directors of the American National Fund, the Fidelity Funds and the
T. Rowe Price Funds, to vote upon certain matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund, and to vote upon any other matter that may be voted upon at a shareholder's meeting. To the extent required by law, American National will vote all shares of the Eligible Portfolios held in the Separate Account at regular and special shareholders' meetings in accordance with instructions received from Policyowners. The number of votes for which each Policyowner has the right to provide instructions will be determined as of the record date selected by the Board of Directors of the American National Fund, the Fidelity Funds or the T. Rowe Price Funds, as the case may be. American National will furnish Policyowners with the proper forms, materials and reports to enable them to give it these instructions.

     The number of shares of an Eligible Portfolio in a Subaccount for which instructions may be given by a Policyowner is determined by dividing the Policy's Accumulation Value held in that Subaccount by the net asset value of one share in the corresponding Eligible Portfolio. Fractional shares will be counted. Eligible Portfolio shares held in each Subaccount for which no timely instructions from Policyowners are received and shares held in each Subaccount which do not support Policyowner interests will be voted by American National in the same proportion as those shares in that Subaccount for which timely instructions are received.

     Voting instructions to abstain on any item to be voted will be applied on a pro rata basis to reduce the votes eligible to be cast. Should applicable federal securities laws or regulations permit, American National may elect to vote shares of the American National Fund, the Fidelity Funds or the T. Rowe Price Funds in its own right.

     Matters on which Policyowners may give voting instructions include the following: (1) election of Boards of Directors, (2) ratification of independent accountants (3) approval of investment advisory agreements for the Eligible Portfolio(s) corresponding to the Policyowner's selected Subaccount; (4) any change in the fundamental investment policies of the Eligible Portfolio(s) corresponding to the Policyowner's selected Subaccount(s); and (5) any other matter requiring a vote of the shareholders under the 1940 Act.

     Disregard of Voting Instruction. American National may, if required by state insurance officials, disregard voting instructions if those instructions would require shares to be voted to cause a change in the subclassification or investment objectives or policies of one or more of the Eligible Portfolios, or to approve or disapprove an investment adviser or principal underwriter for the Eligible Portfolios. In addition, American National itself may disregard voting instructions that would require changes in the investment objectives or policies of any Eligible Portfolio or in an investment adviser or principal underwriter for the Eligible Portfolios, if American National reasonably disapproves those changes in accordance with applicable federal regulations. If American National does disregard voting instructions, it will advise Policyowners of that action and its reasons for the action in the next annual report or proxy statement to Policyowners.

STATE REGULATIONS OF AMERICAN NATIONAL

     American National, a stock life insurance company organized under the laws of Texas, is subject to regulation by the Texas Department of Insurance. On or before March 1 of each year an NAIC convention blank covering the operations and reporting on the financial condition of American National and the Separate Account as of December 31 of the preceding year must be filed with the Texas Department of Insurance. Periodically, the Texas Department of Insurance examines the liabilities and reserves of American National and the Separate Account and certifies their adequacy. A full examination of American National's operations is also conducted periodically by the National Association of Insurance Commissioners.

     In addition, American National is subject to the insurance laws and regulations of other states within which it is licensed or may become licensed to operate. The Policies offered by the Prospectus are available in the various states as approved. Generally, the Insurance Department of any other state applies the laws of the state of domicile in determining permissible investment. However, differences in state laws may require American National to offer a Policy in one or more states which has suicide, incontestability, refund provisions, surrender charges or other provisions which are more favorable to a Policyowner than provisions in a Policy offered in other states.

PREPARING FOR YEAR 2000
     Like all financial services providers, American National utilizes systems that may be affected by Year 2000 transition issues and it relies on service providers, including the Eligible Portfolios, that may also be affected. American National has developed, and is in the process of implementing, a Year 2000 transition plan, and is confirming that its service providers are also so engaged. The resources that are being devoted to the effort are substantial. It is difficult to predict with precision whether the amount of resources ultimately devoted, or the outcome of these efforts, will have any negative impact on American National. However, as of the date of this Prospectus, it is not anticipated that Policyowners will experience negative effects on their Accumulation Value, or on the services provided in connection therewith, as a result of Year 2000 transition implementation. American National currently anticipates that its systems will be Year 2000 compliant on or about January 1, 1999, but there can be no assurance that American National will be successful, or that interaction with other service providers will not impair American National's services at that time.

SENIOR EXECUTIVE OFFICERS AND DIRECTORS
AMERICAN NATIONAL INSURANCE COMPANY

NAME AND POSITION(S) WITH            PRINCIPAL OCCUPATIONS LAST FIVE YEARS
AMERICAN NATIONAL INSURANCE COMPANY         AND OTHER POSITIONS HELD
--------------------------------------------------------------------------------

ROBERT L. MOODY                    President, January 1996 to present, Chairman
CHAIRMAN OF THE BOARD, DIRECTOR,   of the Board, April 1982 to present, Chief
PRESIDENT AND                      Executive Officer, July 1991 to present, and
CHIEF EXECUTIVE OFFICER            Director, March 1960 to present, American
                                   National. Director, September 1985 to
                                   present, ANREM Corporation. Director and
                                   President, 1982 to present, Moody Bancshares,
                                   Inc. Director and President, 1988 to present,
                                   Moody Bank Holding Company, Inc. President,
                                   1980 to 1993, Chairman of the Board, Director and Chief Executive Officer, 1980 to present,
                                   The Moody National Bank of Galveston.
                                   Chairman of the Board and Director, 1971 to present, National Western Life Insurance
                                   Company. Trustee, 1955 to present, The Moody
                                   Foundation. Director, 1954 to present, Gal-
                                   Tex Hotel Corporation. Chairman of the Board and Director of Transitional Learning
                                   Community at Galveston; Chairman of the Board and Director of The Moody Endowment.

G.R. FERDINANDTSEN                 Senior Executive Vice President and Chief
SENIOR EXECUTIVE VICE PRESIDENT    Operating Officer, April 1997 to present,
AND CHIEF OPERATING OFFICER        Senior Executive Vice President and Chief
                                   Administrative Officer, April 1996 to April
                                   1997. Senior Vice President, Health Insurance
                                   Operations, April 1993 to April 1996, Senior
                                   Vice President, Director of Group Insurance,
                                   July 1990 to April 1993, American National.
                                   Vice President, Health Insurance Operations,
                                   April 1993 to present, American National Life
                                   Insurance Company of Texas. Director,
                                   November 1992 to present, American National
                                   Property and Casualty Company. Director,
                                   November 1992 to present, American National
                                   General Insurance Company. Director, April
                                   1978 to present, McMarr Properties (formerly
                                   American Securities Company). Director, April
                                   1992 to present, McCreless Foundation.
                                   Director, January 1985 to present, United
                                   Land. Director, June 1993 until company was merged in December 1994, Commonwealth Life and Accident Insurance Company. Underwriter,
                                   March 1994 to present, American National
                                   Lloyds Insurance Company. Director, 1995 to present, Pacific P & C, Inc. Director,
                                   January 1996 to present, Standard Life and
                                   Accident Insurance Company.

IRWIN M. HERZ, JR.                 Director, 1984 to present, American National.
DIRECTOR                           Partner, March 1980 to present, Greer, Herz &
                                   Adams, L.L.P., General Counsel to American
                                   National. Trustee, April 1971 to present,
                                   Three R Trusts. Director, April 1983 until company was merged in December 1994, Commonwealth Life and Accident Insurance
                                   Company. Director, June 1992 to present,
                                   Garden State Life Insurance Company. Director of American National Property and Casualty
                                   Company.

R. EUGENE LUCAS                    Director, April 1981 to present, American
DIRECTOR                           National. President and Director, March 1971
                                   to present, Gal-Tex Hotel Corporation.
                                   President and Director, March 1971 to
                                   present, Gal-Tenn Hotel Corporation.
                                   President and Director, May 1985 to present,
                                   Gal-Tex Management Company. President and
                                   Director, November 1995 to present, Gal-Tex
                                   Woodstock, Inc. Director, November 1982 to present, Securities Management and Research,
                                   Inc. Director, September 1982 to present,
                                   ANREM Corporation. Director, March 1985 to present, Colonel Museum, Inc.

HAROLD C. MACDONALD                Director, April 1982 to present, American
DIRECTOR                           National. Comptroller, December 1962 to
                                   present, The Moody Foundation. Director,
                                   November 1982 to present, American National
                                   Property and Casualty Company. Director,
                                   November 1982 to present, American National
                                   General Insurance Company. Director, March
                                   1981 to August 1996, Seal Fleet, Inc.
                                   Director, 1995 to present, Pacific Property and Casualty, Inc.

E. DOUGLAS MCLEOD                  Director, April 1984 to present, American
DIRECTOR                           National. Director, 1986 to present, ANREM
                                   Corporation. Director, October 1979 to
                                   present, National Western Life Insurance
                                   Company. Director, June 1984 to present,
                                   Independent County Mutual Fire Insurance
                                   Company of Texas. Attorney. Director of
                                   Development, May 1982 to present, The Moody
                                   Foundation. Owner of McLeod Properties. Past
                                   Member of State House of Representatives of the State of Texas. Chairman and Director,
                                   1988 to present, Moody Gardens, Inc. Vice
                                   President and Director, 1985 to present, Colonel Museum, Inc. Director, 1983 to present, Center for Transportation and
                                   Commerce.

FRANCES ANNE MOODY                 Director, April 1987 to present, American
DIRECTOR                           National. Executive Director, January 1998 to
                                   present, and Regional Grants Advisor,
                                   September 1996 to present, The Moody
                                   Foundation. Director, 1990 to present,
                                   National Western Life Insurance Company.
                                   Executive Director, 1991 to present, The
                                   Moody Endowment. Investments, Dallas, Texas.

RUSSELL S. MOODY                   Director, April 1986 to present, American
DIRECTOR                           National. Director, 1988 to March 1996,
                                   National Western Life Insurance Company.
                                   Director, 1981 to present, Gal-Tex Hotel
                                   Corporation. Director, 1982 to 1996, Seal
                                   Fleet, Inc.

WILLIAM L. MOODY IV                Director, March 1951 to present, American
DIRECTOR                           National. Director, January 1969 to March
                                   1996, Advisory Director, March 1996 to
                                   present, The Moody National Bank of
                                   Galveston. President and Director, May 1959 to present, Moody Ranches, Inc. Director,
                                   November 1969 to present, American National
                                   Life Insurance Company of Texas. Board of
                                   Trustees, 1970 to present, Rosenberg Library.
                                   Director, 1970 to present, University of Texas Medical Branch Development Board.

JOE MAX TAYLOR                     Director, April 1992 to present, American
DIRECTOR                           National. Sheriff, 1980 to present, Galveston
                                   County, Texas. Director and President, 1988 to present, Moody Gardens, Inc. Director,
                                   1985 to present, Transitional Learning
                                   Community at Galveston. President, 1981 to present, Galveston County Bail-Bond Board.
                                   Director, 1981 to present, Fifty Club Board of Galveston. Director, 1992 to present, Landry's Seafood Restaurants, Inc. Pre-Trial
                                   Release Board of Galveston County 1982 to present. Chairman, 1993 to present, Juvenile
                                   Crime Prevention-Intervention Task Force.
                                   President's Cabinet, 1994 to present,
                                   University of Texas Medical Branch.

R.A. FRUEND                        Executive Vice President, Director of
EXECUTIVE VICE PRESIDENT           Ordinary Agencies, April 1989 to present,
                                   American National. Director and Vice
                                   President, April 1989 to present, American
                                   National Life Insurance Company of Texas.
                                   Director, November 1979 to present, American
                                   National Property and Casualty Insurance
                                   Company. Director, November 1981 to present,
                                   American National General Insurance Company.
                                   Director, November 1988 to present,
                                   Securities Management and Research, Inc.
                                   Director, 1995 to present, Pacific P & C,
                                   Inc. Director, November 1988 to present,
                                   American National Insurance Service Company.
                                   Director, December 1995 to present, ANPAC
                                   Lloyds Insurance Management, Inc. Director,
                                   December 1995 to present, American National
                                   Lloyds Insurance Company.

B.J. GARRISON                      Executive Vice President, Director of Home
EXECUTIVE VICE PRESIDENT           Service Division, April 1991 to present,
                                   American National. Director, February 1993 until company was merged in December 1994, Commonwealth Life and Accident Insurance
                                   Company.

M.W. MCCROSKEY                     Executive Vice President-Investments, 1995 to
EXECUTIVE VICE PRESIDENT           present, and Senior Vice President-Real
                                   Estate and Mortgage Loans, 1986 to 1995,
                                   American National. Director, June 1977 to present, and President, October 1986 to present, ANREM Corporation. Assistant
                                   Secretary, December 1986 to present, American
                                   National Life Insurance Company of Texas.
                                   Vice President, May 1988 to present, Standard
                                   Life and Accident Insurance Company.
                                   President and Director, 1995 to present, ANTAC, Inc. President, Chief Executive
                                   Officer and Director, 1994 to present,
                                   Securities Management and Research, Inc.
                                   President and Director, 1994 to present, American National Funds Group. President and
                                   Director, 1994 to present, SM&R Capital
                                   Funds, Inc. President and Director, 1994 to present, American National Investment
                                   Accounts, Inc. Vice President, 1995 to
                                   present, Pacific P & C, Inc. Vice President,
                                   May 1994 to present, Garden State Life
                                   Insurance Company. Vice President, June 1994 to present, American National Property and Casualty Company. Vice President, June 1994 to present, American National General
                                   Insurance Company.

J.E. POZZI                         Executive Vice President, Independent
EXECUTIVE VICE PRESIDENT           Markets, April 1996 to present. Senior Vice
                                   President, Corporate Planning and
                                   Development, June 1992 to April 1996,
                                   American National. Vice President, April 1993 to present, American National Life Insurance
                                   Company of Texas.

R.J. WELCH                         Executive Vice President and Chief Actuary,
EXECUTIVE VICE PRESIDENT           April 1996 to present. Senior Vice President
                                   and Chief Actuary, April 1986 to April 1996,
                                   American National. Director, December 1987 to present, Standard Life and Accident Insurance
                                   Company. Director, November 1987 to present,
                                   American National Property and Casualty
                                   Company. Director, November 1987 to present,
                                   American National General Insurance Company.
                                   Director, November 1986 to present, Actuary,
                                   April 1980 to present, and Senior Vice
                                   President, April 1990 to present, American
                                   National Life Insurance Company of Texas.
                                   Vice President, until company was merged in December 1994, Commonwealth Life and Accident
                                   Insurance Company. Chairman of the Board and
                                   Director, June 1992 to present, Garden State
                                   Life Insurance Company. Director, 1995 to present, Pacific P & C, Inc. Director,
                                   December 1995 to present, American National
                                   Insurance Service Company.

C.H. ADDISON                       Senior Vice President, Systems Planning and
SENIOR VICE PRESIDENT              Computing, April 1978 to present, American
                                   National. Director, November 1981 to present,
                                   American National Property and Casualty
                                   Company. Director, November 1981 to present,
                                   American National General Insurance Company.
                                   Director, 1995 to present, Pacific P & C,
                                   Inc. Director, January 1996 to present,
                                   Standard Life and Accident Insurance Company.

A.L. AMATO                         Senior Vice President, Life Policy
SENIOR VICE PRESIDENT              Administration, April 1994 to present, Vice
                                   President, Life Policy Administration, April
                                   1984 to April 1994, American National. Vice
                                   President, May 1984 to present, American
                                   National Life Insurance Company of Texas.
                                   Vice President, August 1992 to present,
                                   Director, August 1992 to December 1993, and
                                   Advisory Director, December 1993 to present,
                                   Garden State Life Insurance Company.
                                   Director, August 1992 until company was
                                   merged in December 1994, Commonwealth Life and Accident Insurance Company.

G.C. LANGLEY                       Senior Vice President, Human Resources,
SENIOR VICE PRESIDENT              November 1995 to present. Vice President,
                                   Assistant Personnel Director, April 1983 to
                                   November 1995. Assistant Vice President,
                                   Equal Employment Opportunity/Affirmative
                                   Action Program Coordinator, April 1976 to
                                   April 1983, and Assistant Vice President,
                                   Personnel Placement Director, April 1969 to
                                   April 1976, American National.

G.L. NOELLE                        Senior Vice President, Health Operations,
SENIOR VICE PRESIDENT              April 1996 to present, American National.
                                   Executive Vice President, February 1994 to
                                   April 1996, Philadelphia American Life
                                   Insurance Company. Senior Vice President,
                                   October 1992 to January 1994, Accel
                                   International.

S.E. PAVLICEK                      Senior Vice President and Controller, April
SENIOR VICE PRESIDENT AND          1996 to present, Vice President and
CONTROLLER                         Controller, 1994 to April 1996, and Assistant
                                   Vice President - Financial Reports, 1983 to
                                   1994, American National. Assistant Treasurer,
                                   1995 to present, ANTAC, Inc. Controller, June
                                   1992 to present, Garden State Life Insurance
                                   Company. Controller, August 1994 to present,
                                   American National Life Insurance Company of
                                   Texas.

J.R. THOMASON                      Senior Vice President, Credit Insurance
SENIOR VICE PRESIDENT              Services, April 1987 to present, American
                                   National.

G.W. TOLMAN                        Senior Vice President, Corporate Affairs,
SENIOR VICE PRESIDENT              April 1996 to present, and Vice President,
                                   Corporate Affairs, April 1976 to April 1996,
                                   American National.

V.E. SOLER, JR.                    Vice President, Secretary and Treasurer, 1994
VICE PRESIDENT, SECRETARY AND      to present, and Vice President and
TREASURER                          Controller, March, 1984 to 1994, American
                                   National. Treasurer, October 1984 to present,
                                   ANREM Corporation. Treasurer, April 1984 to present, Controller, April 1984 to August
                                   1994, and Secretary, August 1994 to present,
                                   American National Life Insurance Company of
                                   Texas. Assistant Secretary, January 1996 to present, Standard Life and Accident Insurance
                                   Company. Secretary, 1995 to present, ANTAC,
                                   Inc. Secretary and Treasurer, August 1994 to present, Garden State Life Insurance Company.
                                   Assistant Secretary, August 1994 to present,
                                   American National Property and Casualty
                                   Company. Assistant Secretary, American
                                   National General Insurance Company.


                                   The principal business address of each person listed above is American National Insurance Company, One Moody Plaza, Galveston, Texas 77550-7999.

LEGAL MATTERS

     All matters of Texas law pertaining to the Policy, including the validity of the Policy and American National's right to issue the Policy under Texas insurance law, have been passed upon by Greer, Herz and Adams, L.L.P., General Counsel.

LEGAL PROCEEDINGS

     There are no legal proceedings to which the Separate Account is a party or to which the assets of the Separate Account are subject. American National is not involved in any litigation that is of material importance in relation to its total assets or that relates to the Separate Account.

EXPERTS

     The consolidated financial statements of American National Insurance Company and subsidiaries as of December 31, 1997 and 1996, and for the years then ended, included in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     Actuarial matters included in the Prospectus have been examined by Rex D. Hemme, as stated in the opinion filed as an exhibit to the registration statement.

ADDITIONAL INFORMATION

     A registration statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, with respect to the Policy offered hereby. This Prospectus does not contain all the information set forth in the registration statement and the amendments and exhibits to the registration statement, to all of which reference is made for further information concerning the Separate Account, American National and the Policy offered hereby. Statements contained in this Prospectus as to the contents of the Policy and other legal instruments are summaries. For a complete statement of the terms thereof reference is made to such instruments as filed.

FINANCIAL STATEMENTS

     The financial statements of American National which are included in this Prospectus should be considered only as bearing on the ability of American National to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                 To the Stockholders and Board of Directors,
                 American National Insurance Company

                   We have audited the accompanying consolidated statements of financial position of American National Insurance Company and subsidiaries (the Company) as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements (pages 35 through 50) are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

                   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                   In our opinion, the consolidated financial statements
                 referred to above present fairly, in all material respects, the financial position of American National Insurance Company and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

                                        ARTHUR ANDERSEN LLP

Houston, Texas
February 17, 1998

AMERICAN NATIONAL INSURANCE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except for per share data)


                                                                             1997                 1996
                                                                             ----                 ----
PREMIUMS AND OTHER REVENUE
 Life and annuity premiums                                               $  349,073           $  329,937
 Accident and health premiums                                               378,521              364,198
 Property and casualty premiums                                             312,987              257,845
 Other policy revenues                                                       99,930               82,911
 Net investment income                                                      472,895              435,691
 Gain from sale of investments                                              103,320               58,001
 Other income                                                                23,178               21,416
                                                                         ----------           ----------
  Total revenues                                                          1,739,904            1,549,999
                                                                         ----------           ----------
BENEFITS AND EXPENSES
 Death and other benefits:
  Life and annuity                                                          382,696              363,035
  Accident and health                                                       279,348              261,942
  Property and casualty                                                     233,887              206,120
 Increase (decrease) in liability for future policy benefits:
  Life and annuity                                                           50,995               37,988
  Accident and health                                                        (4,843)              (1,570)
 Commissions for acquiring and servicing policies                           239,633              267,305
 Other operating costs and expenses                                         167,079              156,128
 Increase in deferred policy acquisition costs, net of amortization         (12,267)             (73,880)
 Taxes, licenses and fees                                                    39,687               38,234
                                                                         ----------           ----------
  Total benefits and expenses                                             1,376,215            1,255,302
                                                                         ----------           ----------
INCOME FROM OPERATIONS BEFORE EQUITY IN EARNINGS OF
 UNCONSOLIDATED AFFILIATES AND FEDERAL INCOME TAXES                         363,689              294,697

EQUITY IN EARNINGS OF UNCONSOLIDATED AFFILIATES                               9,333               10,764
                                                                         ----------           ----------
GAIN FROM OPERATIONS BEFORE FEDERAL INCOME TAXES                            373,022              305,461

PROVISION (BENEFIT) FOR FEDERAL INCOME TAXES
 Current                                                                    134,271               90,103
 Deferred                                                                    (9,606)                (237)
                                                                         ----------           ----------
NET INCOME                                                               $  248,357           $  215,595
                                                                         ==========           ==========

NET INCOME PER COMMON SHARE - BASIC & DILUTED                            $     9.38           $     8.14
                                                                         ==========           ==========

See accompanying notes to consolidated financial statements.

AMERICAN NATIONAL INSURANCE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands)

                                                                                 DECEMBER 31,
                                                                       ------------------------------
                                                                            1997            1996
                                                                       --------------  --------------
ASSETS
 Investments, other than investments in unconsolidated affiliates
  Debt securities:
   Bonds held-to-maturity, at amortized cost                             $3,605,927       $3,430,726
   Bonds available-for-sale, at market                                      600,380          528,306
  Marketable equity securities, at market:
   Preferred stocks                                                          40,744           51,625
   Common stocks                                                            882,864          754,039
  Mortgage loans on real estate                                           1,103,333        1,098,583
  Policy loans                                                              300,574          303,336
  Investment real estate, net of accumulated depreciation
   of $100,298 and $108,974                                                 258,210          323,826
  Short-term investments                                                    126,732            5,470
  Other invested assets                                                      63,135           70,064
                                                                         ----------       ----------
   Total investments                                                      6,981,899        6,565,975
 Cash                                                                         5,497           13,545
 Investments in unconsolidated affiliates                                   100,888           95,836
 Accrued investment income                                                  102,361           97,883
 Reinsurance ceded receivables                                               48,193           42,695
 Prepaid reinsurance premiums                                               140,791          109,965
 Premiums due and other receivables                                          85,945           70,922
 Deferred policy acquisition costs                                          748,341          739,023
 Property and equipment                                                      32,142           26,455
 Other assets                                                                57,889           73,713
 Separate account assets                                                    179,027          152,533
                                                                         ----------       ----------
    TOTAL ASSETS                                                         $8,482,973       $7,988,545
                                                                         ==========       ==========
LIABILITIES
 Policyholder funds
  Future policy benefits:
   Life and annuity                                                      $1,990,978       $1,939,926
   Accident and health                                                      101,550          106,555
  Policy account balances                                                 2,422,828        2,353,245
  Policy and contract claims                                                326,182          289,846
  Other policyholder funds                                                  419,736          356,456
                                                                         ----------       ----------
   Total policyholder liabilities                                         5,261,274        5,046,028
 Current federal income taxes                                                14,340           17,810
 Deferred federal income taxes                                              215,606          196,712
 Other liabilities                                                          107,309          101,556
 Separate account liabilities                                               179,027          152,533
                                                                         ----------       ----------
    TOTAL LIABILITIES                                                     5,777,556        5,514,639
                                                                         ----------       ----------
STOCKHOLDERS' EQUITY
 Capital stock                                                               30,832           30,832
 Additional paid-in capital                                                     211              211
 Net unrealized gains on securities                                         215,883          163,352
 Retained earnings                                                        2,561,218        2,382,238
 Treasury stock, at cost                                                   (102,727)        (102,727)
                                                                         ----------       ----------
    TOTAL STOCKHOLDERS' EQUITY                                            2,705,417        2,473,906
                                                                         ----------       ----------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                           $8,482,973       $7,988,545
                                                                         ==========       ==========

See accompanying notes to consolidated financial statements.

AMERICAN NATIONAL INSURANCE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands, except for per share data)


                                                                   NET
                                                    ADDITIONAL   UNREALIZED                               TOTAL
                                        CAPITAL       PAID-IN     GAINS ON     RETAINED    TREASURY    STOCKHOLDERS'
                                         STOCK        CAPITAL    SECURITIES    EARNINGS      STOCK        EQUITY
-------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1995              $ 30,832      $    211     $158,898    $2,233,899   $(102,727)    $2,321,113

  Net income                                                                     215,595                    215,595

  Dividends to stockholders
    ($2.54 per share)                                                            (67,256)                   (67,256)

  Increase in unrealized gains on
    marketable securities, net of
    applicable federal income taxes                                  4,454                                    4,454
-------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1996                30,832           211      163,352     2,382,238    (102,727)     2,473,906

  Net income                                                                     248,357                    248,357

  Dividends to stockholders
    ($2.62 per share)                                                            (69,377)                   (69,377)

  Increase in unrealized gains on
    marketable securities, net of
    applicable federal income taxes                                 52,531                                   52,531
-------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1997              $ 30,832      $    211     $215,883    $2,561,218   $(102,727)    $2,705,417
===================================================================================================================

See accompanying notes to consolidated financial statements.

AMERICAN NATIONAL INSURANCE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
----------------------------------------------------------------------------------------------------------------------------
                                                                                                 1997             1996
OPERATING ACTIVITIES
  Net income                                                                                 $ 248,357          $ 215,595
  Adjustments to reconcile net income to net cash provided by operating activities:
    Increase in liabilities for policyholders' funds                                           145,663            103,946
    Charges to policy account balances                                                         (99,625)           (81,651)
    Interest credited to policy account balances                                               135,478            121,689
    Deferral of policy acquisition costs                                                      (151,891)          (182,124)
    Amortization of deferred policy acquisition costs                                          138,710            108,017
    Deferred federal income tax expense (benefit)                                               (9,606)              (237)
    Depreciation                                                                                20,454             20,104
    Accrual and amortization of discounts and premiums                                         (34,416)            (7,959)
    Gain from sale of investments                                                             (103,320)           (58,001)
    Equity in earnings of unconsolidated affiliates                                             (9,333)           (10,764)
    Decrease (increase) in premiums receivable                                                 (15,023)             3,093
    Increase in accrued investment income                                                       (4,478)           (15,342)
    Capitalization of interest on policy and mortgage loans                                    (14,475)           (14,338)
    Other changes, net                                                                         (26,937)           (36,969)
----------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                                219,558            165,059
----------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
  Proceeds from sale or maturity of investments:
    Bonds                                                                                      196,807            201,485
    Stocks                                                                                     331,679            191,284
    Real estate                                                                                 89,448             26,528
    Other invested assets                                                                        5,706              1,112
  Principal payments received on:
    Mortgage loans                                                                             168,603             56,352
    Policy loans                                                                                40,207             37,645
  Purchases of investments:
    Bonds                                                                                     (424,721)          (725,070)
    Stocks                                                                                    (279,690)          (120,441)
    Real estate                                                                                 (1,537)            (7,696)
    Mortgage loans                                                                            (151,471)          (218,019)
    Policy loans                                                                               (23,023)           (25,137)
    Other invested assets                                                                      (15,250)           (74,259)
  Decrease (increase) in short-term investments, net                                          (121,262)             9,596
  Decrease (increase) in investment in unconsolidated affiliates, net                           (4,281)            13,718
  Increase in property and equipment, net                                                       (3,173)            (2,867)
----------------------------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                                                   (191,958)          (635,769)
----------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Policyholders' deposits to policy account balances                                           391,607            756,727
  Policyholders' withdrawals from policy account balances                                     (357,878)          (219,161)
  Dividends to stockholders                                                                    (69,377)           (67,256)
----------------------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) financing activities                                      (35,648)           470,310
----------------------------------------------------------------------------------------------------------------------------
NET DECREASE IN CASH                                                                            (8,048)              (400)
  Cash:
    Beginning of the year                                                                       13,545             13,945
----------------------------------------------------------------------------------------------------------------------------
    End of the year                                                                         $    5,497          $  13,545
============================================================================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) NATURE OF OPERATIONS

  American National Insurance Company (American National) is a multiple line insurance company offering a broad line of insurance coverages, including individual and group life, health, and annuities; personal lines property and casualty; and credit insurance. In addition, through subsidiaries, American National also offers mutual funds and real estate management services. The majority (99%) of revenues are generated by the insurance business. With the exception of New York, business is conducted in all states, as well as Puerto Rico, Guam and American Samoa. American National is also authorized to sell its products to American military personnel in Western Europe. Various distribution systems are utilized, including home service, multiple line ordinary, group brokerage, credit and independent third party marketing organizations.
  American National's insurance subsidiaries are American National Life Insurance Company of Texas, Garden State Life Insurance Company, Standard Life and Accident Insurance Company, American National Property and Casualty Company, American National General Insurance Company and American National Lloyds Insurance Company. The major non-insurance subsidiaries are Securities Management & Research, Inc. and ANREM Corporation. As part of its investment portfolio, American National also owns interests in unconsolidated affiliates, primarily several real estate joint ventures and partnerships.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION--The consolidated financial statements include the accounts of American National Insurance Company and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation. Investments in unconsolidated affiliates are shown at cost plus equity in undistributed earnings since the dates of acquisition.
  The consolidated financial statements have been prepared on the basis of generally accepted accounting principles which, for the insurance companies, differs from the basis of accounting followed in reporting to insurance regulatory authorities. (See Note 12.)
  Certain reclassifications have been made to the 1996 financial information to conform to the 1997 presentation.
USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

ACCOUNTING CHANGES

  ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF--Effective January 1, 1996, American National adopted Statement of Financial Accounting Standards (FAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of.'' This statement requires that long-lived assets be reviewed for impairment whenever circumstances indicate that the carrying value may not be recoverable. The review must be done by estimating future undiscounted cash flows to be received. If the sum of the expected future undiscounted cash flows is less than the carrying value, an analysis of the investment's fair value compared with its carrying value is performed. If the fair value is less than the carrying value, an impairment loss is recognized as a charge to current earnings. As American National used similar methods to calculate valuation reserves on investment real estate in prior years, the adoption of this new standard did not have a material effect on American National's consolidated financial position or results of operations.
  FAS No. 121 also requires that long-lived assets to be disposed of be carried at the lower of book value or the expected amount to be received on sale, less the cost to sell. Prior to January 1, 1996, American National's real estate acquired in satisfaction of debt (foreclosed real estate) was carried at cost less accumulated depreciation and reserves for possible losses. Upon the adoption of FAS No. 121, American National determined that all of its foreclosed real estate was held for sale and should therefore be held at the lower of book value or the expected amount to be received on sale, less the cost to sell, without any further allowance for depreciation. Since all of the book values for foreclosed real estate were below the expected amount to be received on sale, less the cost to sell, the adoption of this new standard did not have a material effect on American National's consolidated financial position or results of operations. EARNINGS PER SHARE--As of December 31, 1997, American National adopted FAS No. 128 "Earnings per Share." This statement establishes standards for computing and presenting earnings per share. As American National has a simple capital structure, the adoption of this new standard did not have any effect on the calculation of earnings per share.

NEW ACCOUNTING PRONOUNCEMENTS

  REPORTING COMPREHENSIVE INCOME--FAS No. 130, "Reporting Comprehensive Income," is effective for years beginning after December 15, 1997. This statement establishes standards for reporting and display of comprehensive income and its components in a financial statement that are displayed with the same prominence as the rest of the financial statements in a report.
  American National will adopt FAS No. 130 on January 1, 1998. Management believes that the adoption of FAS No. 130 will have no effect on American National's financial position or results from operations.
  DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION--FAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," is effective for years beginning after December 15, 1997. This statement establishes standards for the way information is reported about operating segments in financial statements. The statement requires disclosure of information on operating segments that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. It also establishes standards for related disclosures about products and services, geographic areas and major customers.
  American National will adopt FAS No. 131 on January 1, 1998. The adoption of this standard will require American National to change the way it reports segment information to match more closely the way the business is analyzed by management. Upon adoption, applicable prior period results will be revised to reflect the new disclosure. However, management believes that the adoption of FAS No. 131 will have no effect on American National's financial position or results from operations.

INVESTMENTS

  DEBT SECURITIES--Bonds which are intended to be held-to-maturity are carried at amortized cost. The carrying value of these debt securities is expected to be realized, due to American National's ability and intent to hold these securities until maturity.
  Bonds held as available-for-sale are carried at market.
  PREFERRED STOCKS--All preferred stocks are classified as available-for-sale and are carried at market.
  COMMON STOCKS--All common stocks are classified as available-for-sale and are carried at market.
  UNREALIZED GAINS--For all investments carried at market, the unrealized gains or losses (differences between amortized cost and market), net of applicable federal income taxes, are reflected in stockholders' equity.
  MORTGAGE LOANS--Mortgage loans on real estate are carried at amortized cost, less allowance for valuation impairments.
  The mortgage loan portfolio is closely monitored through the review of loan and property information, such as debt service coverage, annual operating statements and property inspection reports. This information is evaluated in light of current economic conditions and other factors, such as geographic location and property type. As a result of this review, impaired loans are identified and valuation allowances are established. Impaired loans are loans where, based on current information and events, it is probable that American National will be unable to collect all amounts due according to the contractual terms of the loan agreement.
  POLICY LOANS--Policy loans are carried at cost.
  INVESTMENT REAL ESTATE--Investment real estate is carried at cost, less allowances for depreciation and valuation impairments. Depreciation is provided over the estimated useful lives of the properties (15 to 50 years) using straight-line and accelerated methods.
  American National's real estate portfolio is closely monitored through the review of operating information and periodic inspections. This information is evaluated in light of current economic conditions and other factors, such as geographic location and property type. As a result of this review, if there is any indication of an adverse change in the economic condition of a property, a complete cash flow analysis is performed to determine whether or not an impairment allowance is necessary. If a possible impairment is indicated, the fair market value of the property is estimated using a variety of techniques, including cash flow analysis, appraisals and comparison to the values of similar properties. If the book value is greater than the estimated fair market value, an impairment allowance is established.
  SHORT-TERM INVESTMENTS--Short-term investments (primarily commercial paper) are carried at amortized cost.
  OTHER INVESTED ASSETS--Other invested assets are carried at cost, less allowance for valuation impairments. Valuation allowances for other invested assets are considered on an individual basis in accordance with the same procedures as used for investment real estate.
  INVESTMENT VALUATION ALLOWANCES AND IMPAIRMENTS--Investment valuation allowances are established for other than temporary impairments of mortgage loans, real estate and other assets in accordance with the policies established for each class of invested asset. The increase in the valuation allowances is reflected in current period income as a realized loss.
  Management believes that the valuation allowances are adequate. However, it is possible that a significant change in economic conditions in the near term could result in losses exceeding the amounts established.
CASH AND CASH EQUIVALENTS--American National considers cash on hand and in banks as cash for purposes of the consolidated statements of cash flows.
INVESTMENTS IN UNCONSOLIDATED AFFILIATES--These assets are primarily investments in real estate joint ventures, and are accounted for under the equity method of accounting.
PROPERTY AND EQUIPMENT--These assets consist of buildings occupied by the companies, electronic data processing equipment, and furniture and equipment. These assets are carried at cost, less accumulated depreciation. Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of the assets (3 to 50 years).

INSURANCE SPECIFIC ASSETS AND LIABILITIES

  DEFERRED POLICY ACQUISITION COSTS--Certain costs of acquiring new insurance business have been deferred. For life, annuity and accident and health business, such costs consist of inspection report and medical examination fees, commissions, related fringe benefit costs and the cost of insurance in force gained through acquisitions. The amount of commissions deferred includes first-year commissions and certain subsequent year commissions that are in excess of ultimate level commission rates.
  The deferred policy acquisition costs on traditional life and health products are amortized with interest over the anticipated premium-paying period of the related policies, in proportion to the ratio of annual premium revenue to be received over the life of the policies. Expected premium revenue is estimated by using the same mortality and withdrawal assumptions used in computing liabilities for future policy benefits. The amount of deferred policy acquisition costs is reduced by a provision for possible inflation of maintenance and settlement expenses in the determination of such amounts by means of grading interest rates.
  Costs deferred on universal life, limited pay and investment type contracts are amortized as a level percentage of the present value of anticipated gross profits from investment yields, mortality, and surrender charges. The effect on the deferred policy acquisition costs that would result from realization of unrealized gains (losses) is recognized with an offset to net unrealized gains (losses) in consolidated stockholders' equity as of the balance sheet date. It is possible that a change in interest rates could have a significant impact on the deferred policy acquisition costs calculated for these contracts.
  Deferred policy acquisition costs associated with property and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

casualty insurance business consist principally of commissions, underwriting and issue costs. These costs are amortized over the coverage period of the related policies, in relation to premium revenue recognized.
  FUTURE POLICY BENEFITS--For traditional products, liabilities for future policy benefits have been provided on a net level premium method based on estimated investment yields, withdrawals, mortality and other assumptions which were appropriate at the time the policies were issued. Estimates used are based on the companies' experience, as adjusted to provide for possible adverse deviation. These estimates are periodically reviewed and compared with actual experience. When it is determined that future expected experience differs significantly from the assumed, the estimates are revised for current and future issues.
  Future policy benefits for universal life and investment-type contracts reflect the current account value before applicable surrender charges. In the near term, it is possible that a change in interest rates could have a significant impact on the values calculated for these contracts.

RECOGNITION OF PREMIUM REVENUE AND POLICY BENEFITS

  TRADITIONAL ORDINARY LIFE AND HEALTH--Life and accident and health premium is recognized as revenue when due. Benefits and expenses are associated with earned premiums to result in recognition of profits over the life of the policy contracts. This association is accomplished by means of the provision for liabilities for future policy benefits and the amortization of deferred policy acquisition costs.
  ANNUITIES--Revenues from annuity contracts represent amounts assessed against contract holders. Such assessments are principally surrender charges and, in the case of variable annuities, administrative fees. Policy account balances for annuities represent the premiums received plus accumulated interest less applicable accumulated administrative fees. It is possible that a change in interest rates could have a significant impact on the values calculated for these contracts.
  UNIVERSAL LIFE AND SINGLE PREMIUM WHOLE LIFE--Revenues from universal life policies and single premium whole life policies represent amounts assessed against policyholders. Included in such assessments are mortality charges, surrender charges actually paid and earned policy service fees. Policyholder account balances consist of the premiums received plus credited interest, less accumulated policyholder assessments. Amounts included in expense represent benefits in excess of account balances returned to policyholders.
  PROPERTY AND CASUALTY--Property and casualty premiums are recognized as revenue proportionately over the contract period. Policy benefits consist of actual claims and the change in reserves for losses and loss adjustment expenses. The reserves for losses and loss adjustment expenses are estimates of future payments of reported and unreported claims and the related expenses with respect to insured events that have occurred. These reserves are calculated using case basis estimates for reported losses and experience for claims incurred but not reported. These loss reserves are reported net of an allowance for salvage and subrogation. Management believes that American National's reserves have been appropriately calculated, based on available information as of December 31, 1997. However, it is possible that the ultimate liabilities may vary significantly from these estimated amounts.
  PARTICIPATING INSURANCE POLICIES--The allocation of dividends to participating policyowners is based upon a comparison of experience rates of mortality, interest and expense, as determined periodically for representative plans of insurance, issue ages and policy durations, with the corresponding rates assumed in the calculation of premiums. Participating business comprised approximately 2.6% of the life insurance in force at December 31, 1997, and 4.5% of life premiums in 1997.
FEDERAL INCOME TAXES--American National and all but one of its subsidiaries file a consolidated life/non-life federal income tax return. Garden State Life Insurance Company files a separate return.
  Deferred federal income tax assets and liabilities have been recognized to reflect the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Realization of the deferred tax assets is dependent on generating sufficient taxable income in the future. Management believes that it is more likely than not that sufficient income will be generated to realize the net deferred tax assets.
SEPARATE ACCOUNT ASSETS AND LIABILITIES--The separate account assets and liabilities represent funds maintained to meet the investment objectives of contract holders who bear the investment risk. The investment income and investment gains and losses from these separate funds accrue directly to the contract holders of the policies supported by the separate accounts. The assets of each separate account are legally segregated and are not subject to claims that arise out of any other business of American National. The assets of these accounts are carried at market value. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses in this report.
NET INCOME PER COMMON SHARE--Net income per common share is based on the weighted average number of shares outstanding (26,479,165 shares for 1997 and 1996).

(3) INVESTMENTS

  The amortized cost and estimated market values of investments in held-to-maturity and available-for-sale securities are shown below (in thousands):

                                                                          GROSS         GROSS       ESTIMATED
                                                           AMORTIZED    UNREALIZED   UNREALIZED      MARKET
                                                             COST         GAINS        LOSSES         VALUE
--------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1997:
Debt securities
  Bonds held-to-maturity:
    U. S. Government and agencies                          $  180,156     $  5,662     $   (220)    $  185,598
    States and political subdivisions                          11,367          261          (15)        11,613
    Foreign governments                                       121,643        7,147           --        128,790
    Public utilities                                        1,198,814       39,353       (2,374)     1,235,793
    All other corporate bonds                               1,885,700       85,963       (1,925)     1,969,738
    Mortgage-backed securities                                208,247       12,809           (2)       221,054
--------------------------------------------------------------------------------------------------------------
      Total bonds held-to-maturity                          3,605,927      151,195       (4,536)     3,752,586
--------------------------------------------------------------------------------------------------------------
  Bonds available-for-sale:
    U. S. Government and agencies                              49,990        1,348           --         51,338
    Foreign governments                                        47,141        4,328           --         51,469
    Public utilities                                          185,078       12,330           --        197,408
    All other corporate bonds                                 280,860       19,311           (6)       300,165
--------------------------------------------------------------------------------------------------------------
      Total bonds available-for-sale                          563,069       37,317           (6)       600,380
--------------------------------------------------------------------------------------------------------------
    Total debt securities                                   4,168,996      188,512       (4,542)     4,352,966
--------------------------------------------------------------------------------------------------------------
Marketable equity securities:
  Preferred stock                                              39,313        1,510          (79)        40,744
  Common stock                                                575,058      331,280      (23,474)       882,864
--------------------------------------------------------------------------------------------------------------
    Total marketable equity securities                        614,371      332,790      (23,553)       923,608
--------------------------------------------------------------------------------------------------------------
Total investments in securities                            $4,783,367     $521,302     $(28,095)    $5,276,574
==============================================================================================================

--------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1996:
Debt securities
  Bonds held-to-maturity:
    U. S. Government and agencies                          $  174,399     $  3,911     $   (506)    $  177,804
    States and political subdivisions                          14,185          216          (39)        14,362
    Foreign governments                                       107,573        4,257         (133)       111,697
    Public utilities                                        1,142,072       19,654      (22,213)     1,139,513
    All other corporate bonds                               1,698,451       46,039      (17,584)     1,726,906
    Mortgage-backed securities                                294,046       13,527          (11)       307,562
--------------------------------------------------------------------------------------------------------------
      Total bonds held-to-maturity                          3,430,726       87,604      (40,486)     3,477,844
--------------------------------------------------------------------------------------------------------------
  Bonds available-for-sale:
    U. S. Government and agencies                              26,062          559          (75)        26,546
    Foreign governments                                        41,594        2,961          (10)        44,545
    Public utilities                                          184,677        7,267         (222)       191,722
    All other corporate bonds                                 252,053       13,826         (386)       265,493
--------------------------------------------------------------------------------------------------------------
      Total bonds available-for-sale                          504,386       24,613         (693)       528,306
--------------------------------------------------------------------------------------------------------------
    Total debt securities                                   3,935,112      112,217      (41,179)     4,006,150
--------------------------------------------------------------------------------------------------------------
Marketable equity securities:
  Preferred stock                                              50,546        1,563         (484)        51,625
  Common stock                                                517,385      249,796      (13,142)       754,039
--------------------------------------------------------------------------------------------------------------
    Total marketable equity securities                        567,931      251,359      (13,626)       805,664
--------------------------------------------------------------------------------------------------------------
Total investments in securities                            $4,503,043     $363,576     $(54,805)    $4,811,814
==============================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

DEBT SECURITIES:
  The amortized cost and estimated market value, by contractual maturity of debt securities at December 31, 1997, are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                            BONDS-HELD-                        BONDS-AVAILABLE-
                                            TO-MATURITY                            FOR-SALE
---------------------------------------------------------------------------------------------------------
                                                       ESTIMATED                           ESTIMATED
                                    AMORTIZED           MARKET            AMORTIZED         MARKET
                                      COST              VALUE               COST             VALUE
---------------------------------------------------------------------------------------------------------
Due in one year
  or less                          $   40,881         $   41,139          $     --          $     --
Due after one year
  through five years                  433,567            457,505           136,408           146,007
Due after five years
  through ten years                 2,893,187          3,000,519           421,661           448,609

Due after ten years                    30,045             32,369             5,000             5,764
---------------------------------------------------------------------------------------------------------
                                    3,397,680          3,531,532           563,069           600,380
Without single
 maturity date                        208,247            221,054                --                --
---------------------------------------------------------------------------------------------------------
                                   $3,605,927         $3,752,586          $563,069          $600,380
=========================================================================================================

  Proceeds from sales of investments in securities classified as available-for-sale (bonds and stock) were $331,679,000 for 1997. Gross gains of $118,985,000 and gross losses of $12,301,000 were realized on those sales. Bonds were called by the issuers during 1997, which resulted in proceeds from the disposal of $11,442,000. Gross gains of $531,000 were realized on those disposals.
  Proceeds from sales of investments in securities classified as available-for-sale (bonds and stocks) were $190,636,000 for 1996. Gross gains of $71,768,000 and gross losses of $227,000 were realized on those sales. Bonds were called by the issuers during 1996, which resulted in proceeds of $40,126,000 from disposal. Gross gains of $54,000 were realized on those disposals.
  All gains and losses were determined using specific identification of the securities sold.

UNREALIZED GAINS ON SECURITIES:

  Unrealized gains on marketable equity securities and bonds available-for-sale, presented in the stockholder's equity section of the consolidated statements of financial position, are net of deferred tax liabilities of $116,062,000 and $87,561,000 for 1997 and 1996, respectively.
  The change in the net unrealized gains on investments for the years ended December 31 are summarized as follows (in thousands):

                                  1997             1996
----------------------------------------------------------
Bonds available-for-sale        $ 13,391         $(22,725)
Preferred stocks                     352             (262)
Common stock                      71,152           40,718
Amortization of deferred
  policy acquisition costs        (3,863)         (10,740)
----------------------------------------------------------
                                  81,032            6,991
Provision for federal
  income taxes                   (28,501)          (2,537)
----------------------------------------------------------
                                $ 52,531         $  4,454
==========================================================

MORTGAGE LOANS:

  In general, mortgage loans are secured by first liens on income-producing real estate. The loans are expected to be repaid from the cash flows or proceeds from the sale of real estate. American National generally allows a maximum loan-to-collateral-value ratio of 75% to 90% on newly funded mortgage loans. As of December 31, 1997, mortgage loans have both fixed rates from 5.25% to 13% and variable rates from 7% to 10.25%. The majority of the mortgage loan contracts require periodic payments of both principal and interest, and have amortization periods of 3 to 31 years.
  American National has investments in first lien mortgage loans on real estate with carried value of $1,103,300,000 and $1,098,583,000 at December 31, 1997 and
1996, respectively. Problem loans, on which impairment allowances were established, totaled $6,493,900 and $14,602,000 at December 31, 1997 and 1996, respectively.

POLICY LOANS:

  Policy loans have interest rates ranging from 2.5% to 8%. Approximately 99% of the policy loan portfolio carried interest rates of 5% to 8% at December 31, 1997.

INVESTMENT INCOME AND REALIZED GAINS (LOSSES):

  Investment income and realized gains (losses) from disposals of investments, before federal income taxes, for the years ended December 31 are summarized as follows (in thousands):

                                                      GAINS (LOSSES) FROM
                          INVESTMENT INCOME         DISPOSALS OF INVESTMENTS
------------------------------------------------------------------------------
                         1997            1996          1997           1996
------------------------------------------------------------------------------
Bonds                  $303,426        $281,780      $    530        $   172
Preferred stocks          3,173           3,372            21             13
Common stocks            18,977          17,649       106,662         71,410
Mortgage loans          109,165          94,823        (1,277)        (4,212)
Real estate              84,344          85,810        (5,977)        (7,249)
Other invested assets    26,872          23,399           (83)           (93)
Investment in
  unconsolidated
  affiliates                 --              --           (79)           864
------------------------------------------------------------------------------
                        545,957         506,833        99,797         60,905
Investment expenses     (73,062)        (71,142)           --             --
Decrease (increase) in
  valuation allowances       --              --         3,523         (2,904)
-------------------------------------------------------------------------------
                       $472,895        $435,691      $103,320        $58,001
===============================================================================

(4)  OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK ON INVESTMENTS

  American National employs a strategy to invest funds at the highest return possible commensurate with sound and prudent underwriting practices to ensure a well diversified investment portfolio.

BONDS:
  American National's bond portfolio is of high investment quality and is well diversified. The bond portfolio distributed by quality rating at December 31 is summarized as follows:


                      1997    1996
------------------------------------
     AAA                 8%     14%
     AA                 13%      6%
     A                  56%     54%
     BBB & below        23%     26%
------------------------------------
                       100%    100%
====================================

COMMON STOCK:

  American National's stock portfolio by market sector distribution at December 31 is summarized as follows:


                          1997    1996
----------------------------------------
     Basic materials         8%      8%
     Capital goods          10%      9%
     Consumer goods         18%     20%
     Energy                  7%      7%
     Finance                 9%      6%
     Technology             12%     13%
     Health care            21%     21%
     Miscellaneous          15%     16%
----------------------------------------
                           100%    100%
========================================


MORTGAGE LOANS AND INVESTMENT REAL ESTATE:

  American National invests primarily in the commercial sector in areas that offer the potential for property value appreciation. Generally, mortgage loans are secured by first liens on income-producing real estate.
  Mortgage loans and investment real estate by property type distribution at December 31 are summarized as follows:

                                            INVESTMENT
                             MORTGAGE          REAL
                               LOANS          ESTATE
---------------------------------------------------------
                           1997    1996    1997    1996
---------------------------------------------------------
     Office buildings        21%     21%     19%     30%
     Shopping centers        56%     56%     40%     30%
     Commercial               3%      4%     15%     16%
     Apartments               2%      1%      3%      2%
     Hotels/motels            3%      3%     16%     13%
     Industrial              12%     12%      4%      4%
     Residential             --       1%     --      --
     Other                    3%      2%      3%      5%
---------------------------------------------------------
                            100%    100%    100%    100%
=========================================================

  American National has a well diversified portfolio of mortgage loans and real estate properties. Mortgage loans and real estate investments by geographic distribution at December 31 are as follows:

                                                         INVESTMENT
                                        MORTGAGE            REAL
                                          LOANS            ESTATE
----------------------------------------------------------------------
                                      1997    1996     1997     1996
----------------------------------------------------------------------
     Texas                              18%     15%       45%     53%
     South Central, except Texas         2%      2%        1%     --
     California                         11%     14%        7%     10%
     Western, except California          6%      6%        4%      4%
     Southeastern                       10%     13%       22%     16%
     North Central U.S.                 10%     10%       14%     11%
     North Eastern U.S.                 43%     40%        7%      6%
----------------------------------------------------------------------
                                       100%    100%      100%    100%
======================================================================

  For discussion of other off-balance sheet risks, see Note 15.

(5) FAIR VALUE OF FINANCIAL INSTRUMENTS

  Estimated market values of financial instruments have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in developing the estimates of fair value. Accordingly, these estimates are not necessarily indicative of the amounts that could be realized in a current market exchange or the amounts that may ultimately be realized. The use of different market assumptions or estimating methodologies may have a material effect on the estimated market values.

DEBT SECURITIES:

  The estimated market values for bonds represent quoted market values from published sources or bid prices obtained from securities dealers.

MARKETABLE EQUITY SECURITIES:

  Market values for preferred and common stocks represent quoted market prices obtained from independent pricing services.

MORTGAGE LOANS:

  The market value for mortgage loans is estimated using discounted cash flow analyses based on interest rates currently being offered for comparable loans. Loans with similar characteristics are aggregated for purposes of the analyses.

POLICY LOANS:

  The carrying amount for policy loans approximates their market value.

SHORT-TERM INVESTMENTS:

  The carrying amount for short-term investments approximates their market value.

INVESTMENT CONTRACTS:

  The market value of investment contract liabilities is estimated using a discounted cash flow model, assuming the companies' current interest rates on new products. The carrying value for these contracts approximates their market value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

INVESTMENT COMMITMENTS:

  American National's investment commitments are all short-term in duration, and the market value was not significant at December 31, 1997 or 1996.
  The carrying amounts and estimated market values of financial instruments at December 31 are as follows (in thousands):

                                   1997                     1996
-------------------------------------------------------------------------
                                        ESTIMATED              ESTIMATED
                           CARRYING       MARKET     CARRYING    MARKET
                            AMOUNT        VALUE       AMOUNT     VALUE
-------------------------------------------------------------------------
Financial assets:
  Bonds:
    Held-to-maturity      $3,605,927   $3,752,586  $3,430,726  $3,477,844
    Available-for-sale       600,380      600,380     528,306     528,306
  Preferred stock             40,744       40,744      51,625      51,625
  Common Stock               882,864      882,864     754,039     754,039
  Mortgage loans on
    real estate            1,103,333    1,229,078   1,098,583   1,195,053
  Policy loans               300,574      300,574     303,336     303,336
  Short-term
    investments              126,732      126,732       5,470       5,470
Financial liabilities:
  Investment contracts     1,867,233    1,867,233   1,821,715   1,821,715
--------------------------------------------------------------------------

(6) DEFERRED POLICY ACQUISITION COSTS

  Deferred policy acquisition costs and premiums for the years ended December 31, 1997 and 1996, are summarized as follows (in thousands):

                                LIFE       ACCIDENT     PROPERTY &
                              & ANNUITY    & HEALTH      CASUALTY       TOTAL
-------------------------------------------------------------------------------
Balance at
  December 31, 1995           $562,393     $106,528     $  6,735      $ 675,656
-------------------------------------------------------------------------------
Additions                      143,046       17,847       21,004        181,897
Amortization                   (70,786)     (17,311)     (19,920)      (108,017)
Effect of change in
  unrealized gains on
  available-for-sale
  securities                   (10,740)                                 (10,740)
-------------------------------------------------------------------------------
Net change                      61,520          536        1,084         63,140
Acquisitions                        99          128           --            227
-------------------------------------------------------------------------------
Balance at
  December 31, 1996            624,012      107,192        7,819        739,023
-------------------------------------------------------------------------------
Additions                      105,268       21,373       24,336        150,977
Amortization                   (92,830)     (23,553)     (22,327)      (138,710)
Effect of change in
  unrealized gains on
  available-for-sale
  securities                    (3,863)                                  (3,863)
-------------------------------------------------------------------------------
Net change                       8,575       (2,180)       2,009          8,404
Acquisitions                       752          162           --            914
-------------------------------------------------------------------------------
Balance at
  December 31, 1997           $633,339     $105,174     $  9,828     $  748,341
===============================================================================
1997 Premiums                 $349,073     $378,521     $312,987     $1,040,581
===============================================================================
1996 Premiums                 $329,937     $364,198     $257,845     $  951,980
===============================================================================

  Commissions comprise the majority of the additions to deferred policy acquisition costs for each year.
  Acquisitions relate to the acquisition of various insurance portfolios under assumption reinsurance agreements.

(7) FUTURE POLICY BENEFITS

LIFE INSURANCE:

  Interest assumptions used in the calculation of future policy benefits for life policies are as follows:

                                                                   PERCENTAGE OF
                                                                   FUTURE POLICY
POLICY ISSUE                      INTEREST                           BENEFITS
  YEAR                              RATE                            SO VALUED
--------------------------------------------------------------------------------
ORDINARY--
1996-1997            7.5% for years 1 through 5, graded to 5.5%
                     at the end of year 25, and level thereafter          1%

1981-1995            8% for years 1 through 5, graded to 6% at
                     the end of  year 25, and level thereafter           19%

1976-1981            7% for years 1 through 5, graded to 5% at
                     the end of year 25, and level thereafter            22%

1972-1975            6% for years 1 though 5, graded to 4% at
                     the end of year 25, and level thereafter             9%

1969-1971            6% for years 1 through 5, graded to 3.5%
                     at the end of year 30, and level thereafter          7%

1962-1968            4.5% for years 1 through 5, graded to 3.5%
                     at the end of year 15, and level thereafter         14%

1948-1961            4% for years 1 through 5, graded to 3.5%
                     at the end of year 10, and level thereafter         14%

1947 and prior       Statutory rates of 3% or 3.5%                        2%

INDUSTRIAL--
1948-1967            4% for years 1 through 5, graded to 3.5%
                     at the end of year 10, and level thereafter          6%

1947 and prior       Statutory rates of 3%                                6%
--------------------------------------------------------------------------------
                                                                        100%
================================================================================

  Future policy benefits for universal life are calculated from the current account value.
  Future policy benefits for other policies have been calculated using level interest rates principally as follows: annuities at 6% and group at 4%.
  Mortality and withdrawal assumptions are based on American National's experience.

HEALTH INSURANCE:

  Interest assumptions used for future policy benefits on health policies are calculated using a level interest rate of 6%.
  Morbidity and termination assumptions are based on American National's experience.

(8)  LIABILITY FOR UNPAID CLAIMS AND CLAIM ADJUSTMENT EXPENSES

  Activity in the liability for accident and health, and property and casualty unpaid claims and claim adjustment expenses is summarized as follows (in thousands):

                                             1997               1996
----------------------------------------------------------------------
Balance at January 1                       $222,996           $214,599
  Less reinsurance recoverables               2,439              1,346
----------------------------------------------------------------------
Net balance at January 1                    220,557            213,253
----------------------------------------------------------------------
Incurred related to:
  Current year                              515,202            482,988
  Prior years                                (1,098)           (13,820)
----------------------------------------------------------------------
Total incurred                              514,104            469,168
----------------------------------------------------------------------
Paid related to:
  Current year                              343,333            332,305
  Prior years                               144,256            129,559
----------------------------------------------------------------------
Total paid                                  487,589            461,864
----------------------------------------------------------------------
Net balance at December 31                  247,072            220,557
  Plus reinsurance recoverables               2,567              2,439
----------------------------------------------------------------------
Balance at December 31                     $249,639           $222,996
======================================================================

  The balances at December 31 are included in policy and contract claims on the consolidated statement of financial position.

(9)  REINSURANCE

  As is customary in the insurance industry, the companies reinsure portions of certain insurance policies they write, thereby providing a greater diversification of risk and managing exposure on larger risks. The maximum amount that would be retained by one company (American National) would be $700,000 individual life, $250,000 individual accidental death, $100,000 group life and $125,000 credit life (total $1,175,000). If individual, group and credit were in force in all companies at the same time, the maximum risk on any one life could be $1,875,000.
  The companies remain contingently liable with respect to any reinsurance ceded, and would become actually liable if the assuming companies were unable to meet their obligations under any reinsurance treaties.
  The company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. At December 31, 1997, amounts recoverable from reinsurers with a carrying value of $89,232,000 were associated with various auto dealer credit insurance program reinsurers domiciled in the Caribbean islands of Nevis or the Turks and Caicos. The company holds collateral related to these credit reinsurers totaling $70,760,000. This collateral is in the form of custodial accounts controlled by the company, which can be drawn on for amounts that remain unpaid for more than 120 days. American National believes that the failure of any single reinsurer to meet its obligations would not have a significant effect on its financial position or results of operations.
  Premiums, premium-related reinsurance amounts and reinsurance recoveries for the years ended December 31 are summarized as follows (in thousands):


                                         1997               1996
--------------------------------------------------------------------
Direct premiums                       $1,135,094         $1,032,072
Reinsurance premiums assumed
  from other companies                    25,146             20,052
Reinsurance premiums ceded
  to other companies                    (119,659)          (100,144)
-------------------------------------------------------------------
Net premiums                          $1,040,581         $  951,980
===================================================================
Reinsurance recoveries                $   56,535         $   54,871
===================================================================

  Life insurance in force and related reinsurance amounts at December 31 are summarized as follows (in thousands):

                                                1997                   1996
------------------------------------------------------------------------------
Direct life insurance in force              $43,143,187            $41,945,640
Reinsurance risks assumed
  from other companies                          662,171                583,853
------------------------------------------------------------------------------
Total life insurance in force                43,805,358             42,529,493
Reinsurance risks ceded to
  other companies                            (6,985,956)            (6,007,905)
------------------------------------------------------------------------------
Net life insurance in force                 $36,819,402            $36,521,588
==============================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(10) SEGMENT INFORMATION

  American National and its subsidiaries are engaged principally in the insurance business, and operate primarily in six segments (lines of business) within the insurance industry.
  The following table summarizes the premiums and other revenue, gain (loss) from operations before equity in earnings of unconsolidated affiliates and federal income taxes, and assets by line of business for the years ended December 31, 1997 and 1996 (in thousands):

                                                 GAIN (LOSS)
                                                   BEFORE
                                                 APPLICABLE
                                                  FEDERAL
                                 PREMIUMS       INCOME TAXES
                                 AND OTHER        AND OTHER
LINE OF BUSINESS:                REVENUE            ITEMS          ASSETS
-----------------------------------------------------------------------------
1997
----
Individual life insurance       $  501,812        $  85,210       $2,608,582
Individual accident and
  health insurance                 191,840              (77)         108,731
Annuities                          218,719            6,965        1,962,252
Group life & health insurance      181,034          (11,211)          49,234
Credit insurance                    58,254            2,208          136,520
Property and casualty insurance    325,419           28,524          343,280
------------------------------------------------------------------------------
  Total insurance lines          1,477,078          111,619        5,208,599
Capital and surplus                151,187          146,917        3,206,487
Non-insurance                        8,319            1,833           67,887
------------------------------------------------------------------------------
                                 1,636,584          260,369        8,482,973
Gain from sale of investments      103,320          103,320               --
------------------------------------------------------------------------------
                                $1,739,904         $363,689       $8,482,973
==============================================================================
1996
----
Individual life insurance       $  496,571         $ 79,076       $2,564,102
Individual accident and
  health insurance                 199,982           (4,943)         108,922
Annuities                          167,226            5,783        1,870,659
Group life & health insurance      159,004              811           42,844
Credit insurance                    53,411            1,978          123,508
Property and casualty insurance    269,519           15,052          292,113
------------------------------------------------------------------------------
  Total insurance lines          1,345,713           97,757        5,002,148
Capital and surplus                137,573          138,781        2,912,340
Non-insurance                        8,712              158           74,057
------------------------------------------------------------------------------
                                 1,491,998          236,696        7,988,545
Gain from sale of investments       58,001           58,001               --
------------------------------------------------------------------------------
                                $1,549,999         $294,697       $7,988,545
==============================================================================

  Net investment income from fixed income assets (bonds and mortgage loans on real estate) is allocated to insurance lines. It is based on the funds generated by each line at the average yield available from these fixed income assets at the time such funds become available. Net investment income from policy loans is allocated to the insurance lines according to the amount of loans made by each line. Net investment income from all other assets is allocated to capital and surplus.
  Identifiable commissions and expenses are charged directly to the appropriate line of business. The remaining expenses are allocated to the lines based upon various factors including premium and commission ratios within the respective lines.
  Fixed income assets and policy loans have been directly assigned to the insurance lines to the extent required for reserves. Equity type assets, such as stocks and real estate and all other assets not required for the insurance lines, have been assigned to capital and surplus.
  Policy account deposits totaled $391,607,000 in 1997 and $756,727,000 in 1996. The majority of these deposits were in the annuity line, which totaled $281,287,000 and $648,234,000 in 1997 and 1996, respectively.
  A significant portion of American National's insurance business is written through one third-party marketing organization. During 1997, approximately 18% of the total premium and policy account deposits were written through that organization. This compares with 35% in 1996. Of the total business written by this one organization, the majority was annuities.

(11) FEDERAL INCOME TAXES

  The federal income tax provisions vary from the amounts computed when applying the statutory federal income tax rate. A reconciliation of the effective tax rate of the companies to the statutory federal income tax rate follows (in thousands, except percentages):

                                       1997                  1996
-------------------------------------------------------------------------------
                                 Amount     Rate       Amount       Rate
-------------------------------------------------------------------------------
Income tax on pre-tax income    $130,558   35.00 %    $106,911     35.00 %
Tax-exempt investment income        (383)  (0.10)%        (384)    (0.13)%
Dividend exclusion                (3,046)  (0.82)%      (3,303)    (1.08)%
Tax refund                            --      --        (7,360)    (2.41)%
Prior year reserve method change      --      --        (3,994)    (1.31)%
Miscellaneous tax credits, net    (1,238)  (0.33)%      (1,350)    (0.44)%
Other items, net                  (1,226)  (0.33)%        (654)    (0.21)%
-------------------------------------------------------------------------------
                                $124,665   33.42 %    $ 89,866     29.42 %
===============================================================================
  The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1997 and December 31, 1996 are as follows (in thousands):

                                                          1997          1996
-------------------------------------------------------------------------------
Deferred tax assets:
Investment in bonds, real estate and
  other invested assets, principally due to
  investment valuation allowances                     $   11,858     $   12,943
Policyowner funds, principally
  due to policy reserve discount                          81,935         86,282
Policyowner funds, principally
  due to unearned premium reserve                          9,527          7,294
Other assets                                               6,701          7,375
-------------------------------------------------------------------------------
Total gross deferred tax assets                          110,021        113,894
Less valuation allowance                                  (3,000)        (3,000)
-------------------------------------------------------------------------------
Net deferred tax assets                                  107,021        110,894
-------------------------------------------------------------------------------
Deferred tax liabilities:
Marketable equity securities, principally
  due to net unrealized gains on stock                  (107,767)       (90,526)
Investment in bonds, principally
  due to accrual of discount on bonds                    (16,312)       (14,283)
Deferred policy acquisition costs, due to
  difference between GAAP and tax                       (185,903)      (188,725)
Property, plant and equipment, principally
  due to difference between GAAP
  and tax depreciation methods                           (12,563)       (12,445)
Other liabilities                                            (82)        (1,627)
-------------------------------------------------------------------------------
Net deferred tax liabilities                            (322,627)      (307,606)
-------------------------------------------------------------------------------
Total deferred tax                                    $ (215,606)    $ (196,712)
===============================================================================

  Management believes that a sufficient level of taxable income will be achieved to utilize the net deferred tax assets.
  Through 1983, under the provision of the Life Insurance Company Income Tax Act of 1959, life insurance companies were permitted to defer from taxation a portion of their income (within certain limitations) until and unless it is distributed to stockholders, at which time it was taxed at regular corporate tax rates. No provision for deferred federal income taxes applicable to such untaxed income has been made, because management is of the opinion that no distributions of such untaxed income (designated by federal law as "policyholders' surplus") will be made in the foreseeable future. There was no change in the "policyholders' surplus" between December 31, 1996 and December 31, 1997, and the cumulative balance was approximately $63,000,000 at both dates.
  Federal income taxes totaling approximately $136,212,000 and $83,475,000 were paid to the Internal Revenue Service in 1997 and 1996, respectively. The statute of limitations for the examination of federal income tax returns through 1993 for American National and its subsidiaries by the Internal Revenue Service has expired. All prior year deficiencies have been paid or provided for, and American National has filed appropriate claims for refunds through 1994. In the opinion of management, adequate provision has been made for any tax deficiencies that may be sustained.

(12) RECONCILIATION TO STATUTORY ACCOUNTING

  American National and its insurance subsidiaries are required to file statutory financial statements with state insurance regulatory authorities. Accounting principles used to prepare these statutory financial statements differ from those used to prepare financial statements on the basis of generally accepted accounting principles.
  Reconciliations of statutory net income and capital and surplus, as determined using statutory accounting principles, to the amounts included in the accompanying consolidated financial statements, as of and for the years ended December 31, are as follows (in thousands):

                                                               1997                      1996
-----------------------------------------------------------------------------------------------
Statutory net income of insurance companies                 $  207,998               $  146,100
Net gain (loss) of non-insurance companies                       2,592                      750
-----------------------------------------------------------------------------------------------
Combined net income                                            210,590                  146,850
Increases (decreases):
  Deferred policy acquisition costs                             12,267                   73,880
  Policyholder funds                                             7,963                  (16,323)
  Deferred federal income tax benefit                            9,606                      237
  Premiums deferred and other receivables                          602                    5,549
  Gain on sale of investments                                       79                    1,102
  Change in interest maintenance reserve                         1,532                     (463)
  Asset valuation allowances                                     3,524                   (2,904)
Other adjustments, net                                           2,218                    7,711
Consolidating eliminations and adjustments                         (24)                     (44)
-----------------------------------------------------------------------------------------------
Net income reported herein                                  $  248,357               $  215,595
================================================================================================


                                                               1997                      1996
-----------------------------------------------------------------------------------------------
Statutory capital and
  surplus of insurance companies                            $2,011,016               $1,784,692
Stockholders' equity
  of non-insurance companies                                    77,725                   79,316
-----------------------------------------------------------------------------------------------
Combined capital and surplus                                 2,088,741                1,864,008
Increases (decreases):
  Deferred policy acquisition costs                            748,341                  739,023
  Policyholder funds                                           135,262                  126,925
  Deferred federal income taxes                               (215,606)                (196,712)
  Premiums deferred and other receivables                      (77,629)                 (78,231)
  Reinsurance in "unauthorized companies"                       34,010                   30,506
  Statutory asset valuation reserve                            370,102                  326,336
  Statutory interest maintenance reserve                         7,989                    6,457
  Asset valuation allowances                                   (44,899)                 (47,518)
  Investment market value adjustments                           39,050                   25,414
Non-admitted assets and
  other adjustments, net                                       258,191                  257,617
Consolidating eliminations and adjustments                    (638,135)                (579,919)
-----------------------------------------------------------------------------------------------
Stockholders' equity reported herein                        $2,705,417               $2,473,906
===============================================================================================

  In accordance with various government and state regulations, American National and its insurance subsidiaries had bonds with an amortized value of $73,790,000 on deposit with appropriate regulatory authorities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(13) STOCKHOLDERS' EQUITY

  American National has only one class of common stock, no preferred stock and no options which could be converted into common or preferred stock. At December 31, 1997 and 1996, American National had 50,000,000 authorized shares of $1.00 par value common stock. At December 31, 1997 and 1996, issued shares were 30,832,449; treasury shares were 4,353,284; and outstanding shares were 26,479,165.
  American National's payment of dividends to stockholders is restricted by statutory regulations. Generally, the restrictions require life insurance companies to maintain minimum amounts of capital and surplus, and limit the payment of dividends to statutory net gain from operations on an annual, noncumulative basis in the absence of special approval. Additionally, insurance companies are not permitted to distribute the excess of stockholders' equity, as determined on a GAAP basis over that determined on a statutory basis.
  Generally, the same restrictions apply to American National's insurance subsidiaries regarding amounts that can transfer in the form of dividends, loans, or advances to the parent company.
  At December 31, 1997, approximately $529,692,000 of American National's consolidated stockholders' equity represents net assets of its insurance subsidiaries. Any transfer of these net assets to American National would be subject to statutory restrictions and approval.

(14) RETIREMENT BENEFITS

  American National and its subsidiaries have one tax-qualified pension plan, which has three separate programs. One of the programs is contributory and covers home service agents and managers. The other two programs are noncontributory, with one covering salaried and management employees and the other covering home office clerical employees subject to a collective bargaining agreement. The program covering salaried and management employees provides pension benefits that are based on years of service and the employee's compensation during the five years before retirement. The programs covering hourly employees and agents generally provide benefits that are based on the employee's career average earnings and years of service. American National also sponsors two non-tax-qualified pension plans for key executives that restore benefits that would otherwise be curtailed by statutory limits on qualified plan benefits.
  The companies' funding policy for the pension plans is to make annual contributions in accordance with the minimum funding standards of the Employee Retirement Income Security Act of 1974.
  Actuarial computations of pension expense (before income taxes) produced a pension debit of $2,474,000 for 1997 and $902,000 for 1996.
  The pension debit is made up of the following (in thousands):


                                                          1997       1996
--------------------------------------------------------------------------
Service cost--benefits earned during period             $ 5,402    $ 5,040
Interest cost on projected benefit obligation             7,221      6,735
Actual return on plan assets                             (9,927)    (6,542)
Net amortization and deferral                              (222)    (4,331)
--------------------------------------------------------------------------
      Total pension debit                               $ 2,474    $   902
==========================================================================

  The following table sets forth the funded status and amounts recognized in the consolidated statements of financial position at December 31 for the companies' pension plans.
  Actuarial present value of benefit obligation:

                                         1997                         1996
-------------------------------------------------------------------------------------
                                  ASSETS      ACCUMULATED      ASSETS     ACCUMULATED
                                  EXCEED       BENEFITS        EXCEED      BENEFITS
                                ACCUMULATED     EXCEED      ACCUMULATED     EXCEED
                                 BENEFITS       ASSETS       BENEFITS       ASSETS
------------------------------------------------------------------------------------
Vested benefit obligation        $(71,811)    $(22,468)      $(66,688)      $(16,029)
====================================================================================
Accumulated benefit
   obligation                    $(75,492)    $(22,468)      $(70,303)      $(16,029)
====================================================================================
Projected benefit obligation     $(92,422)    $(22,616)      $(85,891)      $(20,975)
Plan assets at fair value
   (long-term securities)         129,380           --        125,068             --
------------------------------------------------------------------------------------
Plan assets in excess of
   projected benefit
   obligation                      36,958      (22,616)        39,177        (20,975)
Unrecognized net loss               8,305        2,614          7,842          3,519
Prior service cost not yet
   recognized in periodic
   pension cost                        --        1,505             18          1,902
Unrecognized net transition
   asset at January 1 being
   recognized over 15 years       (10,477)           --       (13,097)            --
Adjustment required to
   recognize additional
   liability                           --            --            --           (513)
------------------------------------------------------------------------------------
Prepaid pension cost
   included in other assets      $ 34,786      $(18,497)      $33,940       $(16,067)
====================================================================================

  Assumptions used at December 31:

                                                               1997                      1996
----------------------------------------------------------------------------------------------
Weighted-average discount rate
  on benefit obligation                                        6.50%                     6.50%
Rate of increase in compensation levels                        4.80%                     4.50%
Expected long-term rate of return on plan assets               7.00%                     8.00%

  Under American National and its subsidiaries' various group benefit plans for active employees, a $2,500 paid-up life insurance certificate is provided upon retirement for eligible participants who meet certain age and length of service requirements.
  American National has one retiree health benefit plan for retirees of all companies in the consolidated group, with the exception of Standard Life and Accident Insurance Company (Standard). The retirees of Standard are covered under a separate health plan. Participation in either of these plans is limited to current retirees and their dependents and those employees and their dependents who met certain age and length of service requirements as of December 31, 1993. No new participants will be added to these plans in the future.
  The retiree health benefit plans provide major medical benefits for participants under the age of 65 and Medicare supplemental benefits for those over 65. Prescription drug benefits are provided to both age groups. The plans are contributory, with the company's contribution limited to $80 per month for retirees and spouses under the age of 65 and $40 per month for retirees and spouses over the age of 65. All additional contributions necessary, over the amount to be contributed by the companies, are to be contributed by the retirees.
  The accrued post-retirement benefit obligation, included in other liabilities, was $12,970,000 and $13,007,000 at December 31, 1997 and 1996, respectively.
These amounts were approximately equal to the unfunded accumulated post-retirement benefit obligation. Since the companies' contributions to the cost of the retiree benefit plans are fixed, the health care cost trend rate will have no effect on the future expense or the accumulated post-retirement benefit obligation.

(15) COMMITMENTS AND CONTINGENCIES

  American National and its subsidiaries lease office space in various cities for their insurance sales offices. The long-term lease commitments at December 31, 1997 were approximately $6,315,000.
  In the ordinary course of their operations, the companies also had commitments outstanding at December 31, 1997 to purchase, expand or improve real estate, and to fund mortgage loans aggregating $74,522,000, all of which are expected to be funded in 1998. Of the commitment amount, $54,138,000 of mortgage loan commitments have interest rates that are fixed.
  The companies are defendants in various lawsuits concerning alleged failure to honor certain loan commitments, alleged breach of certain agency and real estate contracts, various employment matters, allegedly deceptive insurance sales and marketing practices, and other litigation arising in the ordinary course of operations. Certain of these lawsuits include claims for compensatory and punitive damages. Management is of the opinion, after reviewing the above matters with legal counsel, that the ultimate liability, if any, resulting from any of or all of the above matters would not have a material adverse effect on the companies' consolidated financial position or results of operations. However, these lawsuits are in various stages of development and future facts and circumstances could result in management changing its conclusions.
  In 1995 a series of fires occurred at a warehouse, located in Houston, Texas, which American National owns. American National leased the warehouse to a company that, in turn, rented out space to various other parties to store materials. As a result of these fires, some of the materials stored in the warehouse caused damage at the warehouse site. As the owner of the warehouse, American National is now named as a defendant in several lawsuits concerning alleged damages related to the fires. After reviewing this situation with legal counsel, management believes that American National has meritorious defenses against these lawsuits. The company also has meritorious grounds to recover any damages from the third parties who actually owned the materials that caused the fires. Therefore, no specific reserves for this matter have been recorded in the consolidated financial statements. However, if the defenses and recoveries are not resolved in the manner that management anticipates, it is possible that the resulting liability could have a material impact on the consolidated financial results.
  In 1996, American National was named as a defendant in a purported nationwide class action lawsuit, filed in the state of Alabama, in which the plaintiffs allege that American National and a third party marketing and administration organization engaged in improper sales practices in connection with a group annuity. This litigation is still in the discovery stage, and management believes that American National has meritorious defenses to class certification and the substantive allegations in the complaint. Because the ultimate outcome of this litigation is not foreseeable, no estimate of potential loss, if any, is possible. Therefore, no provision for this matter has been recorded in the consolidated financial statements. However, if the defenses are not successful and a nationwide class is certified, it is possible that the resulting liability could have a material impact on the consolidated financial results.

APPENDIX
   ILLUSTRATIONS OF DEATH BENEFITS, ACCUMULATION VALUES AND SURRENDER VALUES

  THE PURPOSE OF THE TABLES ON PAGES 52 THROUGH 55 IS TO ILLUSTRATE HOW THE ACCUMULATION VALUE, SURRENDER VALUE AND DEATH BENEFIT OF A POLICY (THE "VALUES") MAY CHANGE WITH THE INVESTMENT EXPERIENCE OF THE AMERICAN NATIONAL FUND, THE FIDELITY FUNDS AND THE T. ROWE PRICE FUNDS. THESE ILLUSTRATIONS ARE HYPOTHETICAL AND MAY NOT BE USED TO PROJECT OR PREDICT INVESTMENT RESULTS.
  The tables illustrate how the Values of a Policy issued to an Insured of a given age and specified underwriting risk classification who pays the given premium at the beginning of each Policy Year would vary over time if, in each Policy Year, the gross annual investment rate of return (i.e. investment income and capital gains and losses, realized and unrealized) on the assets held in each Eligible Portfolio equaled a hypothetical annual rate of 0%, 6% or 12%. The tables illustrate a Policy of $100,000 Specified Amount issued to a male, age 45, under a preferred tobacco non-user underwriting risk classification. The Values would be different from those shown if the gross annual investment rates of return averaged 0%, 6% or 12% over a period of years, but fluctuated above and below those averages for individual Policy Years, or if the Insured were assigned to a different underwriting risk classification, or if the Policyowner elects to stop paying premiums or makes unscheduled premium payments or otherwise varies the amount, frequency, or timing of premium payments.

  The second column of the tables shows the value of the premiums paid accumulated at a 5% annual interest rate. Other columns show the Death Benefit, Accumulation Value and Surrender Value. The tables on pages 52 and 54 are based on the current schedule of Monthly Deductions. These reflect the basis on which American National currently sells its policies. This is not to be construed as guarantees or estimates of amounts to be paid in the future. American National reserves the right to change the current schedule of Monthly Deductions at any time and for any reason. The Values shown in the tables on pages 53 and 55 are based on the assumption that the maximum allowable Monthly Deductions are made throughout the life of the Policy.

The Values illustrated reflect the fact that the net investment return of each Subaccount is lower than the gross return of the assets held in its corresponding Eligible Portfolio as a result of investment advisory fees, management fees and other expenses incurred by the Eligible Portfolios and charges levied against the Subaccounts. Illustrations assume investment advisory and management fees and other expenses equivalent to a hypothetical annual rate of .73% of net assets for each Eligible Portfolio. The investment advisory and management fees and other expenses assumption equals a simple average, for all Eligible Portfolios, of the total of "Management Fees" and "Other Expenses", indicated for each Eligible Portfolio in the table "Eligible Portfolio Annual Expenses" in this Prospectus. Certain fee waiver and expense reimbursement arrangements exist and are reflected in this average. Excluding the effect of these arrangements, the simple average of the "Management Fees" and "Other Expenses" would equal .84%. Illustrations also reflect the Daily Asset Charge, which is levied against each Subaccount at an annual rate of 1.25% of average daily Accumulation Value. After adjustment to reflect these amounts, the illustrated hypothetical gross annual investment rates of return of 0%, 6% and 12% correspond to approximate hypothetical net annual rates of -1.96%, 3.96% and 9.89%, respectively.

  The illustrations do not reflect any charges for federal income tax burden attributable to the Separate Account, since American National is not currently making such charges. However, such charges may be made in the future, and in that event, the gross annual investment rate of return would have to exceed 0%, 6% or 12% by an amount sufficient to cover the tax charges in order to produce the Values illustrated. (See Federal Income Tax Considerations, page 26.)

  The tables illustrate the Values that would result based upon the hypothetical investment rates of return if premiums are paid as indicated, if all premiums are allocated to the Separate Account, and if no Policy loans have been made. If a Policy Loan is effectuated, both Surrender Value and Death Benefit Proceeds will be reduced by the amount of outstanding Policy Debt. Even if repaid, Policy Debt may permanently affect the Policy's Values. The effect could be favorable or unfavorable depending on whether the investment performance of the Subaccount(s)/Fixed Account selected by the Policyowner is less than or greater than the interest rate credited to the Accumulation Value held in the General Account to secure the loan. The tables are also based on the assumption that the Policyowner has not requested an increase or decrease in the Specified Amount, that no partial surrenders have been made, no riders have been added, there have been no transfers to the Fixed Account, and that no more than twelve transfers among Subaccounts have been made in any Policy Year so that no transfer charges have been incurred. If a partial surrender is effectuated, it will immediately reduce the Policy Values by the sum of the amount of the partial surrender, a $25 fee for each partial surrender and any applicable surrender charge. If the Policy is surrendered, a surrender charge may be imposed and it is possible the Policyowner may receive less than the total premium paid. In the illustrations, the difference between the Accumulation Value and the Surrender Value in any year is the surrender charge. A surrender charge may also be assessed if a decrease in Specified Amount, a change in Death Benefit option that results in a decrease in Specified Amount, or a partial surrender is effectuated. In addition, a $25 partial surrender fee is assessed on each partial surrender. Each Policy Year, the first twelve transfers among the Subaccounts or from the Subaccounts to the Fixed Account are free of charge. A $10 charge is imposed each additional time such transfers are made each Policy Year. Illustrated Values would be different if the proposed Insured were female (unless the Policy is not issued on a sex distinct basis), tobacco user, in a standard or substandard risk classification or another Age at Issue; or if a higher or lower premium was illustrated or another Specified Amount was selected.

  Upon request, American National will provide a comparable illustration based upon the proposed Insured's age, sex and underwriting classification, the Specified Amount, the Death Benefit option, and Planned Periodic Premium schedule requested, and any available riders requested.

                      AMERICAN NATIONAL INSURANCE COMPANY
                                ONE MOODY PLAZA
                          GALVESTON, TEXAS 77550-7999

                      VARIABLE UNIVERSAL LIFE INSURANCE II

              DEATH BENEFIT OPTION A; SPECIFIED AMOUNT - $100,000
                       PREFERRED MALE        ISSUE AGE 45
                                TOBACCO NON-USER

                          CURRENT SCHEDULE OF CHARGES
  PLANNED PERIODIC PREMIUM OF $1,800 PAID AT THE BEGINNING OF EACH POLICY YEAR

---------------------------------------------------------------------------------------------------------------------------------
                                            VALUES BASED ON ASSUMED HYPOTHETICAL GROSS
                                               ANNUAL INVESTMENT RATES OF RETURN OF
---------------------------------------------------------------------------------------------------------------------------------
                                            0%                                6%                                   12%
---------------------------------------------------------------------------------------------------------------------------------
 END OF     PREMIUMS
 POLICY    ACCUMULATED   ACCUMULATION   SURRENDER   DEATH    ACCUMULATION  SURRENDER  DEATH    ACCUMULATION  SURRENDER   DEATH
  YEAR        AT 5%         VALUE         VALUE    BENEFIT      VALUE        VALUE   BENEFIT      VALUE        VALUE    BENEFIT
---------------------------------------------------------------------------------------------------------------------------------
   1          1,890          1,542           0    100,000        1,641          0    100,000       1,741           0    100,000
   2          3,875          3,043           0    100,000        3,337        212    100,000       3,643         518    100,000
   3          5,958          4,503       1,378    100,000        5,089      1,964    100,000       5,723       2,598    100,000
   4          8,146          5,923       2,798    100,000        6,898      3,773    100,000       7,996       4,871    100,000
   5         10,443          7,301       4,176    100,000        8,766      5,641    100,000      10,481       7,356    100,000
   6         12,856          8,637       5,824    100,000       10,693      7,880    100,000      13,199      10,386    100,000
   7         15,388          9,928       7,428    100,000       12,679     10,179    100,000      16,171      13,671    100,000
   8         18,048         11,174       8,986    100,000       14,726     12,538    100,000      19,421      17,233    100,000
   9         20,840         12,372      10,497    100,000       16,833     14,958    100,000      22,976      21,101    100,000
  10         23,772         13,520      11,957    100,000       19,001     17,438    100,000      26,865      25,302    100,000
  15         40,783         18,522      18,522    100,000       30,858     30,858    100,000      52,750      52,750    100,000
  20         62,495         22,134      22,134    100,000       44,653     44,653    100,000      94,540      94,540    115,338
  25         90,204         23,831      23,831    100,000       60,800     60,800    100,000     161,159     161,159    186,944
  30        125,569         22,579      22,579    100,000       80,318     80,318    100,000     266,841     266,841    285,520
AGE 65       62,495         22,134      22,134    100,000       44,653     44,653    100,000      94,540      94,540    115,338
---------------------------------------------------------------------------------------------------------------------------------

                     *  GUARANTEED COVERAGE PREMIUM $1,260

Until age 95, under Death Benefit Option A the Death Benefit is the current Specified Amount of the Policy or, if greater, the applicable corridor percentage of Accumulation Value at the end of the Valuation Period that includes the date of the Insured's death. Corridor percentages are specified in the Policy. The Death Benefit at age 95 and thereafter equals the Accumulation Value.

American National agrees to keep the Policy in force for the period stipulated under the Guaranteed Coverage Benefit so long as the Guaranteed Coverage Premium is paid and other Policy provisions are met even though, in certain instances, the minimum payment allowed by the Policy will not, after the payment of Monthly Deductions, generate positive Surrender Value at one or more points during such period.

Accumulation Value, Surrender Value and Death Benefit may be different if premiums are paid with a different frequency or timing or if of different amounts. Illustration assumes no Policy loan or partial surrender has been made. Zero values in the Death Benefit column indicate Policy lapse in the absence of sufficient additional premium payment.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN NOR A SUGGESTION THAT SUCH RESULTS WILL BE ACHIEVED. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICYOWNER, DIFFERENT RETURNS OF ELIGIBLE PORTFOLIOS, PREVAILING INTEREST RATES AND RATES OF INFLATION. NO REPRESENTATIONS CAN BE MADE BY AMERICAN NATIONAL THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME. ALTHOUGH THE ACTUAL RATES OF RETURN MAY AVERAGE 0%, 6%, or 12% OVER A PERIOD OF YEARS, IF THEY HAVE FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS THE ACCUMULATION VALUE, DEATH BENEFIT AND SURRENDER VALUE WOULD BE DIFFERENT FROM THOSE SHOWN ABOVE.

                      AMERICAN NATIONAL INSURANCE COMPANY

                                ONE MOODY PLAZA
                          GALVESTON, TEXAS 77550-7999

                      VARIABLE UNIVERSAL LIFE INSURANCE II

              DEATH BENEFIT OPTION A; SPECIFIED AMOUNT - $100,000
                       PREFERRED MALE        ISSUE AGE 45
                                TOBACCO NON-USER

                         GUARANTEED SCHEDULE OF CHARGES
  PLANNED PERIODIC PREMIUM OF $1,800 PAID AT THE BEGINNING OF EACH POLICY YEAR

---------------------------------------------------------------------------------------------------------------------------------
                                            VALUES BASED ON ASSUMED HYPOTHETICAL GROSS
                                               ANNUAL INVESTMENT RATES OF RETURN OF
---------------------------------------------------------------------------------------------------------------------------------
                                            0%                                6%                                   12%
---------------------------------------------------------------------------------------------------------------------------------
 END OF     PREMIUMS
 POLICY    ACCUMULATED   ACCUMULATION   SURRENDER   DEATH    ACCUMULATION  SURRENDER  DEATH    ACCUMULATION  SURRENDER   DEATH
  YEAR        AT 5%         VALUE         VALUE    BENEFIT      VALUE        VALUE   BENEFIT      VALUE        VALUE    BENEFIT
---------------------------------------------------------------------------------------------------------------------------------
   1           1,890        1,167           0     100,000       1,254           0    100,000       1,342           0    100,000
   2           3,875        2,287           0     100,000       2,534           0    100,000       2,793           0    100,000
   3           5,958        3,361         236     100,000       3,841         716    100,000       4,363       1,238    100,000
   4           8,146        4,387       1,262     100,000       5,173       2,048    100,000       6,062       2,937    100,000
   5          10,443        5,363       2,238     100,000       6,529       3,404    100,000       7,903       4,778    100,000
   6          12,856        6,287       3,474     100,000       7,906       5,093    100,000       9,895       7,082    100,000
   7          15,388        7,153       4,653     100,000       9,302       6,802    100,000      12,053       9,553    100,000
   8          18,048        7,959       5,771     100,000      10,712       8,524    100,000      14,387      12,199    100,000
   9          20,840        8,697       6,822     100,000      12,130      10,255    100,000      16,913      15,038    100,000
  10          23,772        9,363       7,800     100,000      13,553      11,990    100,000      19,649      18,086    100,000
  15          40,783       11,445      11,445     100,000      20,593      20,593    100,000      37,302      37,302    100,000
  20          62,495       10,628      10,628     100,000      26,835      26,835    100,000      64,990      64,990    100,000
  25          90,204        4,762       4,762     100,000      30,584      30,584    100,000     110,897     110,897    128,641
  30         125,569            0           0           0      28,165      28,165    100,000     183,561     183,561    196,410
AGE 65        62,495       10,628      10,628     100,000      26,835      26,835    100,000      64,990      64,990    100,000
---------------------------------------------------------------------------------------------------------------------------------

                    *  GUARANTEED COVERAGE PREMIUM $1,260

Until age 95, under Death Benefit Option A the Death Benefit is the current Specified Amount of the Policy or, if greater, the applicable corridor percentage of Accumulation Value at the end of the Valuation Period that includes the date of the Insured's death. Corridor percentages are specified in the Policy. The Death Benefit at age 95 and thereafter equals the Accumulation Value.

American National agrees to keep the Policy in force for the period stipulated under the Guaranteed Coverage Benefit so long as the Guaranteed Coverage Premium is paid and other Policy provisions are met even though, in certain instances, the minimum payment allowed by the Policy will not, after the payment of Monthly Deductions, generate positive Surrender Value at one or more points during such period.

Accumulation Value, Surrender Value and Death Benefit may be different if premiums are paid with a different frequency or timing or if of different amounts. Illustration assumes no Policy loan or partial surrender has been made. Zero values in the Death Benefit column indicate Policy lapse in the absence of sufficient additional premium payment.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN NOR A SUGGESTION THAT SUCH RESULTS WILL BE ACHIEVED. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICYOWNER, DIFFERENT RETURNS OF ELIGIBLE PORTFOLIOS, PREVAILING INTEREST RATES AND RATES OF INFLATION. NO REPRESENTATIONS CAN BE MADE BY AMERICAN NATIONAL THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME. ALTHOUGH THE ACTUAL RATES OF RETURN MAY AVERAGE 0%, 6%, or 12% OVER A PERIOD OF YEARS, IF THEY HAVE FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS THE ACCUMULATION VALUE, DEATH BENEFIT AND SURRENDER VALUE WOULD BE DIFFERENT FROM THOSE SHOWN ABOVE.

                      AMERICAN NATIONAL INSURANCE COMPANY
                                ONE MOODY PLAZA
                          GALVESTON, TEXAS 77550-7999

                      VARIABLE UNIVERSAL LIFE INSURANCE II

              DEATH BENEFIT OPTION B; SPECIFIED AMOUNT - $100,000
                       PREFERRED MALE        ISSUE AGE 45
                                TOBACCO NON-USER

                          CURRENT SCHEDULE OF CHARGES
  PLANNED PERIODIC PREMIUM OF $1,800 PAID AT THE BEGINNING OF EACH POLICY YEAR

---------------------------------------------------------------------------------------------------------------------------------
                                            VALUES BASED ON ASSUMED HYPOTHETICAL GROSS
                                               ANNUAL INVESTMENT RATES OF RETURN OF
---------------------------------------------------------------------------------------------------------------------------------
                                            0%                                6%                                   12%
---------------------------------------------------------------------------------------------------------------------------------
 END OF     PREMIUMS
 POLICY    ACCUMULATED   ACCUMULATION   SURRENDER   DEATH    ACCUMULATION  SURRENDER  DEATH    ACCUMULATION  SURRENDER   DEATH
  YEAR        AT 5%         VALUE         VALUE    BENEFIT      VALUE        VALUE   BENEFIT      VALUE        VALUE    BENEFIT
---------------------------------------------------------------------------------------------------------------------------------
    1          1,890         1,540           0    101,540       1,639           0    101,639        1,739           0    101,739
    2          3,875         3,037           0    103,037       3,331         206    103,331        3,637         512    103,637
    3          5,958         4,492       1,367    104,492       5,076       1,951    105,076        5,707       2,582    105,707
    4          8,146         5,903       2,278    105,903       6,874       3,749    106,874        7,967       4,842    107,967
    5         10,443         7,269       4,144    107,269       8,726       5,601    108,726       10,432       7,307    110,432
    6         12,856         8,589       5,776    108,589      10,631       7,818    110,631       13,120      10,307    113,120
    7         15,388         9,860       7,360    109,860      12,589      10,089    112,589       16,051      13,551    116,051
    8         18,048        11,081       8,893    111,081      14,597      12,409    114,597       19,243      17,055    119,243
    9         20,840        12,248      10,373    112,248      16,654      14,779    116,654       22,719      20,844    122,719
   10         23,772        13,357      11,794    113,357      18,757      17,194    118,757       26,502      24,939    126,502
   15         40,783        18,032      18,032    118,032      29,973      29,973    129,973       51,136      51,136    151,136
   20         62,495        20,989      20,989    120,989      42,129      42,129    142,129       88,931      88,931    188,931
   25         90,204        21,477      21,477    121,477      54,375      54,375    154,375      146,602     146,602    246,602
   30        125,569        18,212      18,212    118,212      65,001      65,001    165,001      234,151     234,151    334,151
 AGE 65       62,495        20,989      20,989    120,989      42,129      42,129    142,129       88,931      88,931    188,931
----------------------------------------------------------------------------------------------------------------------------------

                    *  GUARANTEED COVERAGE PREMIUM $1,260

Until age 95, under Death Benefit Option B the Death Benefit is the current Specified Amount plus the Accumulation Value of the Policy or, if greater, the applicable corridor percentage of Accumulation Value at the end of the Valuation Period that includes the date of the Insured's death. Corridor percentages are specified in the Policy. The Death Benefit at age 95 and thereafter equals the Accumulation Value.

American National agrees to keep the Policy in force for the period stipulated under the Guaranteed Coverage Benefit so long as the Guaranteed Coverage Premium is paid and other Policy provisions are met even though, in certain instances, the minimum payment allowed by the Policy will not, after the payment of Monthly Deductions, generate positive Surrender Value at one or more points during such period.

Accumulation Value, Surrender Value and Death Benefit may be different if premiums are paid with a different frequency or timing or if of different amounts. Illustration assumes no Policy loan or partial surrender has been made. Zero values in the Death Benefit column indicate Policy lapse in the absence of sufficient additional premium payment.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN NOR A SUGGESTION THAT SUCH RESULTS WILL BE ACHIEVED. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICYOWNER, DIFFERENT RETURNS OF ELIGIBLE PORTFOLIOS, PREVAILING INTEREST RATES AND RATES OF INFLATION. NO REPRESENTATIONS CAN BE MADE BY AMERICAN NATIONAL THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME. ALTHOUGH THE ACTUAL RATES OF RETURN MAY AVERAGE 0%, 6%, or 12% OVER A PERIOD OF YEARS, IF THEY HAVE FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS THE ACCUMULATION VALUE, DEATH BENEFIT AND SURRENDER VALUE WOULD BE DIFFERENT FROM THOSE SHOWN ABOVE.

                      AMERICAN NATIONAL INSURANCE COMPANY
                                ONE MOODY PLAZA
                          GALVESTON, TEXAS 77550-7999

                      VARIABLE UNIVERSAL LIFE INSURANCE II

              DEATH BENEFIT OPTION B; SPECIFIED AMOUNT - $100,000
                       PREFERRED MALE        ISSUE AGE 45
                                TOBACCO NON-USER

                         GUARANTEED SCHEDULE OF CHARGES
  PLANNED PERIODIC PREMIUM OF $1,800 PAID AT THE BEGINNING OF EACH POLICY YEAR

---------------------------------------------------------------------------------------------------------------------------------
                                            VALUES BASED ON ASSUMED HYPOTHETICAL GROSS
                                               ANNUAL INVESTMENT RATES OF RETURN OF
---------------------------------------------------------------------------------------------------------------------------------
                                            0%                                6%                                   12%
---------------------------------------------------------------------------------------------------------------------------------
 END OF     PREMIUMS
 POLICY    ACCUMULATED   ACCUMULATION   SURRENDER   DEATH    ACCUMULATION  SURRENDER  DEATH    ACCUMULATION  SURRENDER   DEATH
  YEAR        AT 5%         VALUE         VALUE    BENEFIT      VALUE        VALUE   BENEFIT      VALUE        VALUE    BENEFIT
---------------------------------------------------------------------------------------------------------------------------------
    1          1,890        1,162            0    101,162        1,249           0    101,249      1,336           0    101,336
    2          3,875        2,272            0    102,272        2,518           0    102,518      2,775           0    102,775
    3          5,958        3,332          207    103,332        3,807         682    103,807      4,324       1,199    104,324
    4          8,146        4,337        1,212    104,337        5,113       1,988    105,113      5,992       2,867    105,992
    5         10,443        5,288        2,163    105,288        6,434       3,309    106,434      7,786       4,661    107,786
    6         12,856        6,178        3,365    106,178        7,766       4,953    107,766      9,714       6,901    109,714
    7         15,388        7,005        4,505    107,005        9,101       6,601    109,101     11,784       9,284    111,784
    8         18,048        7,761        5,573    107,761       10,434       8,246    110,434     14,000      11,812    114,000
    9         20,840        8,441        6,566    108,441       11,757       9,882    111,757     16,370      14,495    116,370
   10         23,772        9,039        7,476    109,039       13,060      11,497    113,060     18,902      17,339    118,902
   15         40,783       10,592       10,592    110,592       18,988      18,988    118,988     34,281      34,281    134,281
   20         62,495        8,883        8,883    108,883       22,616      22,616    122,616     54,834      54,834    154,834
   25         90,204        1,994        1,994    101,994       20,881      20,881    120,881     80,717      80,717    180,717
   30        125,569            0            0          0        8,420       8,420    108,420    110,339     110,339    210,339
 AGE 65       62,495        8,883        8,883    108,883       22,616      22,616    122,616     54,834      54,834    154,834
---------------------------------------------------------------------------------------------------------------------------------

                    *  GUARANTEED COVERAGE PREMIUM $1,260

Until age 95, under Death Benefit Option B the Death Benefit is the current Specified Amount plus the Accumulation Value of the Policy or, if greater, the applicable corridor percentage of Accumulation Value at the end of the Valuation Period that includes the date of the Insured's death. Corridor percentages are specified in the Policy. The Death Benefit at age 95 and thereafter equals the Accumulation Value.

American National agrees to keep the Policy in force for the period stipulated under the Guaranteed Coverage Benefit so long as the Guaranteed Coverage Premium is paid and other Policy provisions are met even though, in certain instances, the minimum payment allowed by the Policy will not, after the payment of Monthly Deductions, generate positive Surrender Value at one or more points during such period.

Accumulation Value, Surrender Value and Death Benefit may be different if premiums are paid with a different frequency or timing or if of different amounts. Illustration assumes no Policy loan or partial surrender has been made. Zero values in the Death Benefit column indicate Policy lapse in the absence of sufficient additional premium payment.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN NOR A SUGGESTION THAT SUCH RESULTS WILL BE ACHIEVED. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICYOWNER, DIFFERENT RETURNS OF ELIGIBLE PORTFOLIOS, PREVAILING INTEREST RATES AND RATES OF INFLATION. NO REPRESENTATIONS CAN BE MADE BY AMERICAN NATIONAL THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME. ALTHOUGH THE ACTUAL RATES OF RETURN MAY AVERAGE 0%, 6%, or 12% OVER A PERIOD OF YEARS, IF THEY HAVE FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS THE ACCUMULATION VALUE, DEATH BENEFIT AND SURRENDER VALUE WOULD BE DIFFERENT FROM THOSE SHOWN ABOVE.

[LOGO OF
AMERICAN
NATIONAL
APPEARS      PURCHASER SUITABILITY FORM

 HERE]       This form must accompany all applications for American National Variable Universal Life and Variable Annuity products.
-----------------------------------------------------------------------------------------------------------------------------------
1. NEW PURCHASER INFORMATION
   Name________________________________________________________________________________________  Date _____________________________

   Address_________________________________________________________________________________________________________________________

   Social Security or Tax I.D. Number______________________________________________________________________________________________
If Purchaser is a corporation, partnership or other legal entity, names of any persons authorized to transact business on behalf of entity:
___________________________________________________________________________________________________________________________________
2. PURCHASER'S OCCUPATION
   Name and Address of Employer____________________________________________________________________________________________________

   Business Phone__________________________________________________________________________________________________________________
3. IS THE PURCHASER EMPLOYED BY OR ASSOCIATED WITH A MEMBER OF THE NASD OR NYSE?
   [_]  Yes   [_]  No If yes, provide the name, address and phone number of the firm:______________________________________________
                      _____________________________________________________________________________________________________________
4. TAX STATUS
   [_]  Single   [_]  Head of Household   [_]  Married filing separate returns
   [_]  Married filing joint return or qualifying widow(er) with dependent child   [_]  Corporation   [_]  Other___________________
5. MARITAL STATUS
   [_]  Married  [_]  Single   [_]  Widowed
6. DEPENDENTS
   [_]  Spouse   [_]  Children: Ages____________________________    [_]  Other_____________________________________________________
INVESTOR SUITABILITY INFORMATION (the information requested applies to the Applicant/Policy Owner if different from the Proposed
Insured)
To be completed by Purchaser or Registered Representative.
NASD rules require Registered Representatives to have reasonable grounds for believing the recommended purchase is suitable for the customer. Therefore, representatives are required to make inquiries concerning the financial condition of a proposed purchaser of any of American National's Variable products. You are urged to supply such information so that the representative can make an informed judgment as to the suitability of your investment selection(s). However, you are not required to divulge such information.
If you choose not to do so, you must sign at the section provided below indicating refusal and acknowledging that the representative did request the suitability information.

1. SOURCES OF FUNDS FOR INVESTMENT
   A.  [_]  Current Earnings        C. [_]  Gift or Inheritance      E.  [_]  Insurance Benefit
   B.  [_]  Savings                 D. [_]  Sale of Assets           F.  [_]  Maturity Proceeds       G.  [_]_______________________

2. PRIMARY PURPOSE OF INVESTMENT
   A.  [_]  Education               C. [_]  Savings                  E.  [_]  Retirement              G.  [_]  Estate Planning
   B.  [_]  Tax Shelter             D. [_]  Business Purposes        F.  [_]  Current Income          H.  [_]_______________________

3. INVESTMENT PROFILE
(a)  What is your current investment preference?
     [_]  Aggressive Growth            [_]  Growth                       [_]  Growth & Current Income
     [_]  Current Income               [_]  Maximum safety, even if modest return
(b)  What is your risk comfort level?
     [_]  High                         [_]  High/Moderate                [_]  Moderate        [_]  Moderate/Limited   [_]  Low
(c)  What is your financial goal time horizon?
     [_]  1-5 years                    [_]  5-10 years                   [_]  10 years and beyond
(d)  What is your age range?
     [_]  21-40                        [_]  41-59                        [_]  60 +
(e)  What is your tax bracket?
     [_]  15%                          [_]  28%                          [_]  28% +
(f) What is your estimated annual family income?
     [_]  (less than) $15,000          [_]  $15,000-$30,000              [_]  $30,000-$50,000
     [_]  $50,000-$100,000             [_]  Over $100,000
(g)  What is your estimated net worth (exclude home, furnishings and automobiles)?
     [_]  (less than) $25,000          [_]  $25,000-$50,000              [_]  $50,000-$100,000        [_]  Over $100,000
(h)  Are you responsible for the financial welfare of anyone other than your immediate family (i.e. alimony, child or parental support,etc.)?  [_] Yes  [_] No
(i) Do you own other securities?   [_] Yes   [_] No
    Types:  [_] Stocks   [_] Bonds   [_] Mutual Funds   [_] Variable Products   [_] Other
    I (we) furnished the above suitability information and it has been accurately recorded.

_________________________________________________________                __________________________________________________________
                  Purchaser Signature                                                          Joint Owner Signature
                                                     continued on reverse side

             STATEMENT OF REFUSAL TO PROVIDE FINANCIAL INFORMATION

I (we) fully understand that the Registered Representative, acting on behalf of American National Insurance Company and Securities Management & Research, Inc., has requested the above suitability information to determine whether my (our) purchase of American National's Variable products is an appropriate investment considering my (our) financial situation. I (we) refuse to provide the requested information and acknowledge and understand that such refusal prevents an evaluation of the suitability of the variable product for my financial needs.



_______________________________________   ______________________________________
              Purchaser Signature                    Joint Owner Signature

REGISTERED REPRESENTATIVE NOTICE - Should the Purchaser sign the above Statement of Refusal to Provide Financial Information, it is still an NASD requirement that you have reasonable grounds to recommend the purchase of this investment as suitable. Therefore, you must complete the suitability information to the best of your knowledge and certify that you have done so when signing the Registered Representative's Statement below.

REGISTERED REPRESENTATIVE STATEMENT & SIGNATURE

Check appropriate boxes.

     [_] Application attached.
     [_] Suitability Information was provided by the Purchaser(s) and the Purchaser(s) signed acknowledgment that information was accurately recorded.
         or,
     [_] Refusal to Provide Financial Information Statement signed by
         Purchaser(s). I provided the suitability information to the best of my knowledge and have reasonable grounds to recommend the purchase of this investment as suitable for the Investor.


_____________________________________    _______________________________________
Registered Representative Signature      Registered Representative Personal Code


_____________________________________    _______________________________________
Registered Representative Name (print)   Date           Branch Office #     PSO#

--------------------------------------------------------------------------------

Home Office Approval:__________________________________________

Date Received:_______________________________

                   [LOGO OF AMERICAN NATIONAL APPEARS HERE]

                          UNDERTAKING TO FILE REPORTS

        Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                             RULE 484 UNDERTAKING

        Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                REPRESENTATION PURSUANT TO SECTION 26(e)(2)(A)

        American National Insurance Company hereby represents that the fees and charges deducted under the contracts described in this pre-effective amendment are, in the aggregate, reasonable in relationship to the services rendered, the expenses expected to be incurred, an the risks assumed by American National Insurance Company.

                      CONTENTS OF REGISTRATION STATEMENT

        This Registration Statement comprises the following papers and documents:

        The facing sheet.
        The cross reference sheet.
        The prospectus consisting of __ pages.
        Undertaking to file reports.
        Rule 484 undertaking.
        Representation pursuant to Section 26(e)(2)(A).
        Signatures.
        Written Consents.

        The following exhibits, corresponding to those required by the instructions as to exhibits in Form N-8B-2:

(1)     Resolution of the Board of
        Directors of American National
        Insurance Company authorizing
        establishment of American National
        Variable Life Separate Account.......... Filed with the Registrant's
                                                 Original Registration Statement
                                                 on March 4, 1998

(2)     Not Applicable

(3)     (a)  Distribution and Administrative
             Services Agreement................. Filed with Registrant's
                                                 Original Registration Statement
                                                 on March 4, 1998

        (b)  Not Applicable

        (c)  Schedule of Sales Commissions...... Filed with Registrant's
                                                 Original Registration Statement
                                                 on March 4, 1998

(4)     Not Applicable

(5)     Flexible Premium Variable Life
        Insurance Policy.......................  Filed with Registrant's
                                                 Original Registration Statement
                                                 on March 4, 1998

(6)     Articles of Incorporation of
        American National Insurance Company....  Filed with Registrant's
                                                 Original Registration Statement
                                                 on March 4, 1998

        By-Laws of American National
        Insurance Company......................  Filed with Registrant's
                                                 Original Registration Statement
                                                 on March 4, 1998

(7)     Not Applicable

(8)     American National Investment
        Accounts, Inc. Fund Participation
        Agreement..............................  Filed with Registrant's
                                                 Original Registration Statement
                                                 on March 4, 1998

        Variable Insurance Products Fund
        Fund Participation Agreement...........  Filed with Registrant's
                                                 Original Registration Statement
                                                 on March 4, 1998

        Variable Insurance Products Fund II
        Fund Participation Agreement...........  Filed with Registrant's
                                                 Original Registration Statement
                                                 on March 4, 1998

        Variable Insurance Products Fund III
        Fund Participation Agreement...........  Filed with Registrant's
                                                 Original Registration Statement
                                                 on March 4, 1998

        T. Rowe Price Fund
        Participation Agreement................  Filed with Registrant's
                                                 Original Registration Statement
                                                 on March 4, 1998

(9)     Not Applicable

(10)    Application Form.......................  Filed with Registrant's
                                                 Original Registration Statement
                                                 on March 4, 1998

(11)    Independent Auditors' Consent..........  Attached hereto as Exhibit "11"

(12)    Opinion of Counsel.....................  Attached hereto as Exhibit "12"

(13)    Consent of Counsel.....................  Attached hereto as Exhibit "12"

(14)    Actuarial Opinion......................  Attached hereto as Exhibit "14"

(15)    Actuarial Basis of Payment and cash
        value adjustment pursuant to Rule
        6e-3(T)(b)(V)(B).......................  Attached hereto as Exhibit "15"

(16)    Procedures Memorandum Pursuant to
        Rule 6e-3(T)(b)(12)(iii)...............  Attached hereto as Exhibit "15"

(27)    Financial Data Schedule................  Filed with Registrant's
                                                 Original Registration Statement
                                                 on March 4, 1998

                                  SIGNATURES

        As required by the Securities Act of 1933, the Registrant has caused this Pre-Effective Amendment Number 1 to the Registration Statement to be signed on its behalf, in the City of Galveston, and the State of Texas on the 5th day of August, 1998.

                                AMERICAN NATIONAL VARIABLE LIFE SEPARATE
                                ACCOUNT
                                (Registrant)

                                    By:  AMERICAN NATIONAL INSURANCE
                                         COMPANY

                                         By: /s/ Robert L. Moody
                                            ___________________________________
                                         Robert L. Moody, Chairman of the Board,
                                         President and Chief Executive Officer

                                AMERICAN NATIONAL INSURANCE COMPANY
                                (Depositor)

                                    By: /s/ Robert L. Moody
                                       _________________________________________
                                    Robert L. Moody, Chairman of the Board,
                                    President and Chief Executive Officer

ATTEST:

/s/ Vincent E. Soler, Jr.,
_______________________________________
Vincent E. Soler, Jr.,
Vice President, Secretary and Treasurer

        As required by the Securities Act of 1933, this Pre-Effective Amendment Number 1 to the Registration Statement has been signed by the following persons in their capacities and on the dates indicated:

Signature                       Title                                Date
---------                       -----                                ----

/s/ Michael W. McCroskey
________________________   Executive Vice President-              August 5, 1998
Michael W. McCroskey       Investments (Principal Financial
                           Officer)
/s/ Stephen E. Pavlicek
________________________   Senior Vice President and Controller   August 5, 1998
Stephen E. Pavlicek        (Principal Accounting Officer)

Signature                               Title                      Date
---------                               -----                      ----

/s/ Robert L. Moody
_____________________________  Chairman of the Board,           August 5, 1998
Robert L. Moody                Director, President and Chief
                               Executive Officer
/s/ G. Richard Ferdinandtsen
_____________________________  Director                         August 5, 1998
G. Richard Ferdinandtsen

/s/ Irwin M. Herz, Jr.
_____________________________  Director                         August 5, 1998
Irwin M. Herz, Jr.

/s/ R. Eugene Lucas
_____________________________  Director                         August 5, 1998
R. Eugene Lucas

/s/ E. Douglas McLeod
_____________________________  Director                         August 5, 1998
E. Douglas McLeod

_____________________________  Director                         ___________
Frances Anne Moody

_____________________________  Director                         ___________
Russell S. Moody

_____________________________  Director                         ___________
W. L. Moody IV

_____________________________  Director                         ___________
Joe Max Taylor